DDi Corp.

02031427

RECD S.E.C.
APR 16 2002

PROCESSED
APR 18 2002
THOMSON
FINANCIAL


imagine a place
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where you control time.

it's time to begin.

CONSULTATION

INNOVATION

INTEGRATION

REALIZATION

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From 24-hour turnarounds to fully integrated production cycles, DDi's time-to-market solutions help our customers compete globally, delivering maximum design innovation within minimum production time requirements.

We specialize in high layer count, advanced technology boards and high density interconnect solutions, generating an average of more than 70 new designs daily. With panel layer counts as high as 44, approximately 55 percent of our sales represent 8 or more panel layers, and approximately one-half of sales represent orders completed in 10 days or less.

Over the course of its 23-year history, DDi Corp. has become a world class provider of time-critical, technologically advanced printed circuit boards (PCBs) and interconnect services for the electronics industry. DDi focuses primarily on solutions for the early stages of the product manufacturing development process, specializing in the design and prototype of complex, high density PCBs with an average layer count of 10, and quick-turn delivery with a majority of quick-turn services delivered in ten days or less. Offering a full range of technology design and engineering services, DDi encourages close customer interaction from product conceptualization through realization.

DDi's unique leading-edge technologies include laser direct imaging, microvia laser technology, multichip module-laminates and advanced substrates. A recognized technology leader in the $2.5 billion U.S. market for time-critical PCB delivery, DDi serves the largest and most diverse customer base in the electronics manufacturing services (EMS) industry, representing communications, computer, aerospace, medical and industrial end market sectors. DDi has 22 strategically located facilities in the U.S., U.K., Canada and Japan.









Dear Shareholders:

Make no mistake, 2001 was a tough year for electronics manufacturing in general. But despite one of the deepest and most prolonged downturns in the history of our industry, we posted solid results. Although we reported a net loss for 2001, after excluding restructuring and non-cash charges, we delivered cash earnings of $0.41 per diluted share, achieved gross margins of 27 percent, and generated a return on invested capital (based on EBITA) of 16 percent. Our balance sheet and capital structure remained strong, we reduced our debt by over $50 million during the year, and we generated positive cash flow of $55.8 million. Further, over 70 percent of our 2,300 customers placed business with us in every quarter.

Going through a year like 2001 has taught us valuable lessons. It seems that a harsh business climate can have one of two effects – it can either make you better or it can make you worse. We believe that DDi came out of 2001 for the better. In doing so, we had to go back to the basics: getting to know our customers' needs even better, focusing on quality and delivery and watching our operational cost structure. We had to make some sacrifices along the way. During the year, we were compelled to reduce headcount, scale back wages from top to bottom and close two facilities. As a result, we're leaner, more focused, and more efficient than ever.

In this letter, we will take you through some of the year's highlights and lowlights, what we learned from our experiences, and where we are headed in the future.

2001: Survival of the Fittest

2001 was a distinctly challenging year for our industry and our Company. Widespread economic malaise took its toll on the manufacturing sector and reduced demand for electronics manufacturing services (EMS) drastically. While complex, time critical PCB and interconnect services were more resilient to the changing environment than other EMS processes, we began to feel the impact on our business during the second quarter, and throughout the course of the year.

Competition was fierce in 2001 as volume EMS providers sought refuge in the quick-turn segment and vied for diminished OEM spending. In turn, our sales slowed, our margins were pressured and our bottom line suffered. We were compelled to restructure our operations during the fourth quarter, downsizing and consolidating capacity to bring costs in line with lower sales volume.


close proximity of our facilities to our customers is an essential aspect of
quick-turn fulfillment
aphic footprint provides global
enabling the most extreme
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Our unparalleled design skills are another
competitive advantage, as approximately
85 percent of our initial engineering designs
converted into production orders. Our
infrastructure and depth of skill can facilitate
125 new board designs daily, which is two to
three times the capacity of other EMS providers.
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TIME-TO-MARKET FULFILLMENT

DDi facilitates the design, test and launch phases of the production process with proprietary procedures and continuous quality control, minimizing the time to market cycle. Our Value Added services complement our design and development processes to ensure a smooth, efficient transition from raw boards to fully integrated systems. Value Added services include custom cable assembly, back-plane/midpanel assembly, box build and full rack build. Our vertically integrated services – from design and PCB fabrication, to time-critical prototyping and backplane production, through integration to enclosure – deliver cost effective, time-to-market advantages for technologically advanced interconnect services.

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CUSTOMER-CENTRIC

COLLABORATIVE

We collaborate with our customers' product development teams during the design cycle to provide technical solutions for next generation projects. We push our time and technology expertise to the extreme, applying our proven processes, engineering excellence and state-of-the-art equipment to keep our customers in front of the technology curve, and ahead of time.

Our restructuring had the salutary effect of streamlining our operations. We concentrated our resources in our higher margin quick-turn competencies, maintaining superior engineering, sales and value-added technologies, while reducing underutilized domestic pre-production and assembly capacity through the closure of our Garland, Texas and Marlboro, Massachusetts facilities.

The relative stabilization of orders and shipments that we witnessed toward the end of the year has given us confidence that the EMS down cycle is near its bottom. Now, with leaner resources and improved operating leverage, DDi is even better equipped to capitalize on the eventual economic recovery and to take advantage of opportunities for market share growth.

Quick-Turn is King

Last year's performance demonstrates two important aspects of DDi's business model: first, even in hard times, quick-turn prototype business can be a consistent, high margin business; and, second, while not every EMS provider can succeed in quick-turn prototype delivery, we can. Competition for quick-turn prototype business intensified in 2001 as OEMs spent more for R&D and product development work and less for the follow-on processes to take new products to launch stage. Volume EMS providers competed for time-critical production orders.

However, ours is not a commodity business. Not just anyone can compete in this arena. Quick-turn expertise requires a solid foundation of tangible and intangible assets including engineering



depth, flexibility, regional proximity and state-of-the-technology systems. DDi has the right mix of infrastructure and technology in place to accommodate smaller, higher density, more complex orders in as little as 24 hours lead-time. These "extreme quick-turn" cycles (one to five days) are where we excel. Despite unusually soft market conditions and increased competition in 2001, DDi experienced the least amount of pressure in this portion of our business. We are keenly aware of the inherent value in our quick-turn model, and the unique value we bring to our customers.

Our Customers

Our advanced technologies and reliable quick-turn programs attracted over 400 first-time customers during 2001. Company-wide, DDi's total customer count of 2,300 is among the largest in our sector. Our customer base reflects extremely low concentration and a high degree of loyalty. Our largest customer accounted for just 7 percent of 2001 sales, and the top 10 accounted for only 34 percent.

During the year, our diverse customer portfolio became even more diverse. In addition to serving customers in the computing and communications sectors, we have turned our efforts increasingly to long-term high growth segments, such as government, aerospace, and medical device end markets. Activity continues to be particularly strong in military-defense contracting for U.S.-based manufacturing, and we are welcoming a resurgence in consumer product innovation.

Acquisitions and Expansion, Near and Far

In the midst of industry-wide consolidation during 2001, we acquired four companies. In the U.S., we acquired Altatron Technology of Moorpark, California, primarily an EMS assembly operation that serves the mid-California technology corridor and complements our Anaheim quick-turn prototype campus. We also acquired the PCB mass lamination assets of Nelco Technology of Tempe, Arizona, and have integrated that operation into our existing time-to-volume production facilities in California.

We offer a strong value proposition to our OEM customers: by utilizing DDi during the product development stage of the product life cycle, an OEM can reduce its design revision phase by up to 50% while accelerating the start of its most lucrative profit period.

On the international scene, we acquired quick-turn prototype PCB manufacturer Olympic Circuits of Toronto, Ontario. This acquisition marked our initial entry into Canada and has served to bolster our presence in the Northeastern region of the U.S. In addition, we acquired quick-turn provider Thomas Walter Limited in Marlow, England, thus strengthening our technological and engineering depth overseas, and raising DDi's visibility to key customers and targeted end-markets in the U.K. and mainland Europe.

In addition to making acquisitions, we continued to pursue global expansion through organic means. During 2001, we initiated our expansion into Asia, following the same basic strategy that formed our successful European business. Specifically, we established a sales and marketing office in Tokyo, Japan with an initial focus on customer development. We are seeking to build critical customer mass before establishing operational capacity there. To date, we have made notable progress in hiring and training our Tokyo sales and engineering personnel. We have introduced ourselves to the Japanese market through trade shows (at which we have been well received) and continue to cultivate customer relationships in the region. As Japanese manufacturers get to know us better, we anticipate valuable returns on our strategic investments over the next several years.

European Performance

This letter would not be complete without specific mention of our European operations. Put simply, DDi Europe performed very well in 2001. While it is true that Europe experienced less severe economic conditions and less market volatility than our operations stateside, DDi Europe succeeded because of its ability to execute on aggressive and innovative strategies for that region. To maximize our competitive lead, we recently expanded our European sales force to maintain the momentum that we have built over the past two years.

DDi Europe Assembly was exceptionally productive in 2001 and set the pace with new product offerings that we hope to offer from all of our assembly operations. Specifically, we introduced into the European market our "FastTrack" prototype capabilities, an "extreme quick-turn" offering (within 36 hours) for PCB assembly. The "FastTrack" product, which is modeled on our quick-turn PCB fabrication offering, has been very well received in Europe. Consequently, we are porting the service to our new domestic assembly operation in San Jose, California.

What's Ahead?

Overall, outsourcing to EMS providers remains on the rise as OEMs seek to reduce fixed costs and capital spending for manufacturing. With respect to our sector, recent industry statistics project healthy growth due to this outsourcing. Industry analysts see especially strong growth in smaller and more complex products; indeed, five-year projections indicate that the rate of growth of the high-density interconnect sector could be more than five times that of the overall PCB market. As a leading supplier of ever-smaller, high density interconnect devices, we are confident in DDi's long-term prospects.



Bruce D. McMaster
Chief Executive Officer

Following the challenges of 2001, we are putting our observations and lessons to work, to be an even better and smarter industry pacesetter. We have entered 2002 with a razor-sharp focus on our core quick-turn expertise, backed by the technology, human capital and financial resources needed to accelerate our growth as the markets rebound.

Thank you for your investment in DDi, and for your support of our growth plans.

Sincerely,

Bruce D. McMaster
Chief Executive Officer

STATE-OF-THE-TECHNOLOGY SOLUTIONS



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In today's intensely competitive marketplace, DDi's vertically integrated solutions help customers shorten the critical early stage of the product development cycle, accelerating the ramp to production volume phase.

DDi gives customers a pathway to success through every stage of product development, from concept inception through design engineering, prototyping and manufacturing, for complete time-to-market delivery.

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OFFICERS, DIRECTORS AND SHAREHOLDER INFORMATION

Executive Officers

Bruce D. McMaster
Chief Executive Officer and Director

David Blair
Chief Executive Officer and President, DDi Europe

Joseph P. Gisch
Chief Financial Officer

Jim Hill
Vice President of Design

Thomas Ingham
Vice President of Sales and Marketing

Ed Johnson
President of Value Added Operations

Kevin McClelland
Vice President of Operations-West Coast

Michael Moisan
Vice President of Operations-East Coast

Terry L. Wright
Chief Technology Officer

Board of Directors

Prescott Ashe
Managing Director, Golden Gate Capital

Mark R. Benham
Co-founder and Partner, Celerity Partners, L.L.C.

Edward W. Conard
Managing Director, Bain Capital, Inc.

David Dominik
Founder and Managing Director, Golden Gate Capital

Robert Guezuraga
President, Cardiac Surgery, Medtronic, Inc.

Murray T. Kenney
Private Investor

Bruce D. McMaster
Chief Executive Officer and Director

Stephen G. Pagliuca
Managing Director, Bain Capital, Inc.
General Partner, Bain Venture Capital, Inc.

Stephen M. Zide
Principal, Bain Capital L.L.C.

Forward Looking Statement: *This annual report, including the Letter to Shareholders, contains forward-looking statements within the meaning of the federal securities laws. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of the factors set forth under the caption: "Factors That May Affect Future Results." In Management's Discussion and Analysis of Financial Condition and Results of Operations located in the annual report on Form 10-K which is included as part of this annual report, and factors set forth in other periodic reports filed with the Securities and Exchange Commission.*

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Shareholder Information

Corporate Headquarters
DDi Corp.
1220 Simon Circle
Anaheim, CA 92806
Tele: (714) 688-7200

Corporate Counsel
Paul, Hastings, Janofsky & Walker LLP
Costa Mesa, CA

Independent Accountants
PricewaterhouseCoopers LLP
Orange County, CA

Transfer Agent and Registrar
ChaseMellon Shareholder Services, LLC
400 South Hope Street
Fourth Floor
Los Angeles, CA 90071
Tele: (213) 553-9721

Common Stock
DDi Corp. common stock is traded on the Nasdaq National Market under the symbol DDIC.

Investor Relations
DDi Corp.
Tele: (714) 688-7207
investor@ddiglobal.com

FRB/Weber Shandwick
Los Angeles, CA
(310) 407-6555

Form 10-K Report
Upon request, DDi Corp. will provide a copy of the 2001 Form 10-K Annual Report as filed with the Securities and Exchange Commission.

Annual Meeting
DDi Corp.'s Annual Meeting of Shareholders will be held on May 14, 2002, at 10 a.m. PDT, at our corporate headquarters, 1220 Simon Circle Anaheim, CA 92806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file numbers:

DDi Corp.	000-30241
DDi Capital Corp.	333-41187

DDi CORP.
DDi CAPITAL CORP.

(Exact names of registrants as specified in their charters)

Delaware California	06-1576013 33-0780382
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Nos.)
1220 Simon Circle Anaheim, California (Address of Principal Executive Offices)	92806 (Zip Code)

(714) 688-7200
(Registrants' telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

DDi Corp.-Common Stock, par value $.01 per share

(Title of class)

Indicate by check mark whether DDi Corp. and DDi Capital Corp.: (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days: Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

The aggregate market value of the DDi Corp.'s voting Common Stock held by non-affiliates of DDi Corp. was approximately $518,246,064 (computed using the closing price of $12.27 per share of Common Stock on March 11, 2002, as reported by The Nasdaq Stock Market, Inc.). On March 11, 2002, all of the voting stock of DDi Capital Corp. was held by DDi Intermediate Holdings Corp., and all of the voting stock of DDi Intermediate Holdings Corp. was held by DDi Corp.

As of March 11, 2002, DDi Corp. had 47,975,106 shares of common stock, par value $0.01 per share, outstanding. As of March 11, 2002, DDi Capital Corp. had 1,000 shares of common stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of DDi Corp.'s Proxy Statement prepared in connection with the Annual Meeting of Stockholders to be held in 2002 are incorporated by reference into Part III of this Form 10-K.

This Annual Report on Form 10-K is a combined annual report being filed separately by two registrants: DDi Corp ("DDi Corp." f/k/a DDi Holdings Corp.) and DDi Capital Corp. ("DDi Capital"). Except where the context clearly indicates otherwise, any references in this report to "DDi Corp." includes all subsidiaries of DDi Corp. including DDi Capital. DDi Capital makes no representation as to the information contained in this report in relation to DDi Corp. and its subsidiaries other than DDi Capital.

DDi Capital meets the conditions set forth in General Instructions I(1)(a) and (b) of Form 10-K, and are filing this form with the reduced disclosure format pursuant to General Instruction I(2).

DDi CORP.
DDi CAPITAL CORP.

FORM 10-K INDEX

Except for the historical information contained herein, this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed here. Readers should pay particular attention to the considerations described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors that May Affect Future Results."

PART I

ITEM 1. BUSINESS

Overview

DDi Corp., formerly known as DDi Holdings Corp. ("DDi Corp."), provides technologically advanced, time-critical electronics design, development and manufacturing services to original equipment manufacturers and other providers of electronics manufacturing services. Operating through our primary operating subsidiaries, Dynamic Details, Incorporated ("Dynamic Details") and DDi Europe Limited ("DDi Europe"), we target customers that are characterized by new product development programs demanding the rapid application of advanced technology and design. The technologically advanced, time-critical segment of the electronics manufacturing services industry in which we operate is characterized by high margins and significant customer diversity.

Our customers use our services to develop and produce a wide variety of end products, including communications switching and transmission equipment, wireless base stations, wireless telephone handsets, computer work stations, high-end computing equipment, data networking equipment, medical devices, automotive components, industrial and test equipment, and various aerospace products.

DDi Corp.'s predecessor corporation was incorporated in California in 1978. In 1991, new management, led by our President and Chief Executive Officer, Bruce D. McMaster, began to focus primarily on the time-critical segment of the electronics manufacturing services industry. In January 1996, we were recapitalized by Chase Manhattan Capital, LLC and its affiliates. In October 1997, we were recapitalized again by investors led by Bain Capital, Inc., Celerity Partners, L.L.C. and Chase Capital Partners. In April 2000, in conjunction with the closing of DDI Corp.'s initial public offering, DDi Corp. was reincorporated in Delaware.

In October 1997, in connection with a second recapitalization, DDi Corp. incorporated Dynamic Details as a new, wholly-owned subsidiary, and contributed substantially all of its assets, subject to certain liabilities, to Dynamic Details. In November 1997, DDi Corp. organized DDi Capital Corp., a California corporation ("DDi Capital"), as a wholly-owned subsidiary, and in February 1998, DDi Corp. contributed substantially all of its assets (consisting primarily of all of the shares of capital stock of Dynamic Details), subject to certain liabilities, including senior discount notes, to DDi Capital. In July 1998, DDi Corp. organized DDi Intermediate Holdings Corp. ("Intermediate") as a wholly-owned subsidiary and contributed its ownership of DDi Capital to Intermediate.

Acquisitions have been important to our growth. Set forth below is a summary of our acquisitions:

- In December 1997, Dynamic Details acquired all of the outstanding shares of common stock of Colorado Springs Circuits, Inc., a Colorado corporation d/b/a Dynamic Details, Inc.—Colorado Springs.
- In July 1998, Dynamic Details merged with Dynamic Circuits, Inc., a Delaware corporation. DCI was primarily a manufacturer of complex printed circuit boards and related components based in Silicon Valley and with additional facilities in Texas, Georgia and Massachusetts.
- In December 1999, Dynamic Details implemented a plan to consolidate its Colorado operations into its Texas facility and to close the Colorado facility. The closure of this facility was effectively complete as of March 31, 2000. By combining the Texas and Colorado operations, Dynamic Details eliminated lower-margin product lines and decreased overhead costs, and gained efficiency through better capacity utilization and streamlined management.

- In April 2000, DDi Corp. acquired MCM Electronics Limited, a time-critical electronics manufacturing service provider based in the United Kingdom. MCM Electronics has been combined with our other European operations and does business as DDi Europe.
- In August 2000, Dynamic Details acquired substantially all the U.S. assets of Automata International, Inc., a Virginia-based manufacturer of technologically advanced printed circuit boards.
- In September 2000, Dynamic Details acquired substantially all the assets of Golden Manufacturing, Inc., a Texas-based manufacturer of engineered metal enclosures and provider of value-added assembly services to communications and electronics original equipment manufacturers.
- In March 2001, DDi Europe completed the acquisition of Thomas Walter Limited, a leading circuit board manufacturer based in Marlow, England. Thomas Walter is a well-established provider of complex, quick-turn rigid and rigid-flex printed circuit boards for the European electronics industry.
- In April 2001, Dynamic Details, through its wholly-owned subsidiary, DDi Sales Corp., formed Kabushiki Kaisha DDJ, a Japanese corporation, to serve as a sales office in Tokyo, Japan.
- In April 2001, Dynamic Details completed the acquisition of the assets of Nelco Technology, a wholly owned subsidiary of Park Electrochemical Corp. Nelco is an Arizona-based manufacturer of semi-finished printed wiring boards, commonly known as mass lamination.
- In May 2001, Dynamic Details completed the acquisition of Olympic Circuits Canada, a Canada-based time-critical electronics manufacturing service provider specializing in quick-turn prototype printed circuit boards.
- In June 2001, Dynamic Details completed the acquisition of the assets of Altatron, a Southern California based provider of value-add assembly services to electronics original equipment manufacturers.

In October 2001, our management and Board of Directors approved a plan to close our Garland, Texas and Marlborough, Massachusetts facilities. Prior to its closure, the Garland plant had manufactured our lowest technology pre-production volume printed circuit boards. The Marlborough plant provided electronic interconnect products to selected customers in the New England area. Our decision to close these facilities was based on their contribution to our financial objectives in 2001 as well as their expected contribution going forward. The closure of the facilities is estimated to be completed by June 30, 2002.

This report is a combined annual report filed separately by two registrants, DDi Corp. and DDi Capital. DDi Capital is a wholly-owned subsidiary of Intermediate, and Intermediate is a wholly-owned subsidiary of DDi Corp. Each registrant has its principal executive offices at 1220 Simon Circle, Anaheim, California and their telephone number is (714) 688-7200.

As used herein, the "Company," "we," "us" or "our" means DDi Corp. and its wholly-owned subsidiaries, including DDi Capital, or their predecessor entities as the context requires.

Industry Background

Electronics manufacturing services, or EMS, companies provide a range of services to electronics original equipment manufacturers, or OEMs. EMS industry revenues have increased from approximately $22 billion in 1993 to approximately $104 billion in 2001. In 2001, approximately 13.7% of the cost of goods sold by electronics OEMs was attributable to components and products outsourced to EMS providers.

Electronics manufacturing services were historically labor-intensive functions outsourced by OEMs to obtain additional capacity during periods of high demand and initially consisted mainly of printed circuit board assembly. Early EMS providers acted essentially as subcontractors, providing production capacity on a transactional basis. With advances in process technology, EMS providers developed additional capabilities and were able both to improve quality and to reduce OEMs' costs. Over time, OEMs came to rely on EMS providers to perform a broader array of manufacturing services, including design and development activities. In recent years, EMS providers have expanded their range of services to encompass design, product development, packaging and distribution and overall supply chain management.

By using EMS providers, OEMs are able to focus on their core competencies, including product development, sales, marketing and customer service. Outsourcing allows OEMs to take advantage of the manufacturing expertise, advanced technology and capital investment of EMS providers, to achieve overall cost benefits and to enhance their competitive position by:

- reducing time to market and time to volume production;
- reducing operating costs and invested capital;
- improving supply chain management;
- focusing their resources on core competencies;
- accessing advanced manufacturing capabilities and process technologies; and
- improving access to global markets.

The DDi Customer Solution

We engineer technologically advanced materials for customers within extremely short turnaround times, which distinguishes us from traditional electronics manufacturing service providers, and provides our customers with a competitive advantage in delivering their new products to market quickly. Our customers benefit from the following components of the DDi customer solution:

- *Time-critical Service.* Based on industry data, we believe we are one of the largest providers of quick-turn complex printed circuit boards in the United States. We can deliver highly complex printed circuit boards to customers in as little as 24 hours. Approximately 45% of our net sales in 2001 were generated from services delivered in 10 days or less.
- *Advanced Technology.* The focus on time-critical design, development and manufacturing services requires our engineers to remain on the cutting edge of electronics technology, and our customers benefit from the expertise we have developed as they seek to introduce new products. Approximately 55% of our net sales in 2001 involved the design or manufacture of printed circuit boards with at least eight layers, an industry-accepted measure of complexity. In addition, many of our lower layer-count boards are complex as a result of the incorporation of other technologically advanced features.
- *Proactive Sales Force.* Our knowledgeable and innovative sales force enables current and prospective customers to understand and exploit a wide range of services provided by our facilities across the country and in Europe.
- *Relationships with Research and Development Personnel.* In many cases, we have design engineers stationed on-site in customers' product development divisions. As a result, we help customers develop workable technical solutions to their concepts for next generation products.
- *Experienced Management.* Our management team, led by Bruce D. McMaster, collectively has more than 75 years of experience in the electronics manufacturing services industry.

We believe that these attributes allow us to consistently meet and exceed our customers' expectations and that, as a result, we will continue to attract leading original equipment manufacturers and other providers of electronics manufacturing services as customers.

Our Strategy

Our goal is to be the leading provider of technologically advanced, time-critical electronics manufacturing services. To achieve this goal, we will:

Strengthen Technology and Process Management Leadership in the Time-Critical Segment of the Electronics Manufacturing Services Industry and Continue to Improve Quality and Delivery Times by Incorporating Emerging Technologies and Consistently Refining Manufacturing Processes. We have consistently been among the earliest users of new developments in printed circuit board design, development and manufacturing and are continuously incorporating new technology into our manufacturing processes in order to further improve quality and reduce delivery times. Because we concentrate on cutting-edge methods, we have the ability to service emerging providers of next-generation technology. This ability allows us to build customer relationships with companies with the potential for significant growth and enables us to provide these cutting-edge methods to customers accustomed to more traditional methods. We have developed process management expertise over time and are continuously enhancing our ability to quickly adapt design and production facilities on demand to serve time-critical customer needs. We believe this expertise and ability position us as an industry leader in providing flexible and responsive technologically advanced, time-critical services.

Leverage Leadership in Quick-Turn Design and Manufacturing Services to Further Expand Assembly Operations and Other Value-Added Services. As a quick-turn design and manufacturing service provider, we gain early access to our customers' product development processes, giving us the opportunity to leverage the provision of design services into providing other value-added services including assembly of printed circuit boards and other electronic components and total system assembly and integration of electronics products. We predominantly use these additional capabilities in our customers' new product development programs to enable them to further reduce their time to market and overall cost.

Pursue Customers with Significant New Product Development Activity. Our marketing efforts focus on customers having new product development programs that require the rapid application of advanced technology and design. These customers include original equipment manufacturers, emerging providers of next-generation technology, and providers of electronics manufacturing services that serve similar customers.

Capitalize on Strong Customer Relationships and Design Expertise to Participate in Future Product Introductions and Further Outsourcing Programs. We have served established original equipment manufacturers for many years, through multiple product generations. We have positioned ourselves as a strategic partner in our customers' new product initiatives by focusing on direct relationships with our customers' research and development personnel. As a result, we have developed expertise and gained knowledge of our customers' new product design programs, all of which position us as a preferred service provider for future product generations.

Pursue Selected Acquisition Opportunities, Including Asset Divestitures by Original Equipment Manufacturers. We have actively pursued acquisitions to enhance service offerings, expand geographic presence and increase production capabilities. An increasing number of original equipment manufacturers are divesting their production capabilities as an integral part of their manufacturing strategy. We completed four acquisitions in 2001: Thomas Walter, Nelco Technology, Olympic Circuits Canada and Altatron Technology. We intend to continue to pursue strategic acquisition opportunities, including asset divestitures by original equipment manufacturers, that we believe will complement internal growth.

Further Expand International Operations to Better Serve the Needs of Customers Seeking to Outsource Their Worldwide Design and Manufacturing Activities. We are serving a growing number of European customers from DDi Europe's four U.K. facilities. We believe European markets offer significant growth opportunities as large electronics equipment manufacturers are increasing their global distribution and are seeking electronics manufacturing service providers with the ability to operate in multiple markets. We are actively pursuing other acquisition possibilities in Europe. In addition, in 2001 we acquired a facility in Canada increasing our capability to serve customers in that geographic area. We also opened a sales office in Tokyo, Japan, which we are using to target opportunities for geographic expansion in Japan and other Asian markets.

Our Services

We provide a suite of value-added, integrated services, used by our customers predominantly in the development of their new products, including:

On-campus and In-the-field Design of Complex Printed Circuit Boards. We target our design and development engineering services primarily at the earliest stages of the new product development process. We provide design and engineering assistance early in new product development to ensure that both mechanical and electrical considerations are integrated into a cost-effective manufacturing solution. We design and develop printed circuit boards that meet or exceed established operating parameters for new products. In doing so, we often recommend and assist in implementing design changes to reduce manufacturing costs and lead times, increase manufacturing yields and improve the quality of the finished product.

Time-critical Development and Fabrication of Prototype Complex Printed Circuit Boards. Our time-critical, or quick-turn, services are used in the design, test and launch phases of new electronics product development and are generally delivered within 10 to 20 days or in as little as 24 hours. Larger volumes of printed circuit boards are needed as a product progresses past the testing, design and pre-production phases. The advanced design, development and manufacturing technologies we employ facilitate quick-turn production of complex, multi-layered printed circuit boards utilizing technologically-advanced methods. See "Technology, Development and Processes." Our ability to provide these services on a quick-turn and longer lead-time delivery basis involves working closely with customers from the initial design of new products through development and launch.

Assembly of Printed Circuit Boards, Backpanels and Other Components of Electronics Products. We assemble printed circuit boards, backpanels, card cages and wire harnesses on a low volume, quick-turn basis. Backpanels are large printed circuit boards, and card cages and wire harnesses integrate wires with connectors and terminals to transmit electricity between two or more points. As the electronics industry has worked to increase component speed and performance, the design of these components has become more integrated. We have responded to this trend and provide these additional assembly services to complement design and development capabilities.

Assembly and Integration of Customers' Complete Systems and Products. We provide full system assembly services, predominantly for products in development by original equipment manufacturers. These services require logistical capabilities and supply chain management to rapidly acquire components, assemble prototype products, perform complex testing and deliver products to the customer.

Our Customers and Markets

We believe that we have one of the broadest customer bases in the electronics manufacturing services industry. As of December 31, 2001, we had more than 2,000 customers, comprised of original equipment manufacturers and electronics manufacturing services providers representing a wide range of end-user markets. Our customers principally consist of leading communications and networking equipment and computer manufacturers, as well as medical, automotive, industrial and aerospace equipment manufacturers. During 2001, sales to our largest customer accounted for approximately 7% of net sales. We expect that sales to this customer will decline materially in the future because of circumstances in the communications industry. During 2001, sales to our ten largest customers accounted for approximately 34% of our net sales. We have been successful at retaining customers and have worked with our three largest customers since 1991.

Approximately 80% of our net sales are made to original equipment manufacturers, and the remainder are to electronics manufacturing service providers. The following table shows, for the periods indicated, the percentage of our sales in each of the principal end-user markets we served for the years ended December 31, 1999, 2000 and 2001.

End-User Markets	Year Ended December 31, 1999	2000	2001
Communications and networking equipment	55%	61%	55%
Computer and peripherals	21	25	18
Medical, automotive, industrial and test instruments	9	9	14
Aerospace equipment	2	2	5
Other	13	3	8
Total	100%	100%	100%

The following table indicates, for the year ended December 31, 2001, our largest original equipment manufacturers, or OEMs, and electronics manufacturing services, or EMS, customers in terms of net sales, in alphabetical order, and the primary end products for which we provided our services.

OEM Customers	End Products
Alcatel	Communications switching and transmission equipment, networking and optical networking equipment
IBM	Network servers; high-end computers; memory, storage and personal computer products
Intel	Personal computers and peripherals; mid- to high-end computers; semicondutor test equipment servers; memory
Marconi Communications	Communications switching and transmission equipment, networking and optical networking equipment
Motorola	Wireless base station and handset products; two-way radio communication equipment; semiconductor test equipment

EMS Customers	End Products
Celestica	Communications equipment; mid- to high-end computers; servers; storage and memory products
Jabil	Communications and computing equipment; optical networking products
Solectron	Communications equipment; mid- to high-end computers; servers; printers; memory and storage products

Technology, Development and Processes

We maintain a strong commitment to research and development and focus our efforts on enhancing existing capabilities as well as developing new technologies. Our close involvement with our customers in the early stages of their product development positions us at the leading edge of technical innovation in the design of quick-turn and complex printed circuit boards. Our staff of approximately 300 experienced engineers, chemists and laboratory technicians works in conjunction with our sales staff to identify specific needs and develop innovative, high performance solutions to customer issues. This method of product development allows customers to augment their own internal development teams while providing us with the opportunity to gain an in-depth understanding of our customers' businesses and enabling us to better anticipate and serve our customers' future needs.

The market for our products and services is characterized by rapidly changing technology and continuing process development. In recent years, the trend in the electronics equipment industry has been to increase speed and performance of components while at the same time reducing their size. This trend requires increasingly complex printed circuit boards with higher densities. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, develop and market products and services that meet changing customer needs, and successfully anticipate or respond to technological changes on a cost-effective and timely basis. In the last three years, we have made substantial investments in equipment and technology to meet these needs and maintain our competitive advantage.

We believe the highly specialized equipment we use is among the most advanced in the industry. We provide a number of advanced technologies, including:

- *Laser Direct Imaging.* Laser direct imaging is a new process that allows us to increase board density through the use of increasingly small and accurate laser technology.
- *Microvias.* Microvias are small holes, or vias, generally created with lasers employing depth control rather than mechanical drills, through which printed circuit board layers are interconnected. Microvias generally have diameters between .001 and .005 inches.
- *Blind or Buried Vias.* Blind or buried vias are small holes which interconnect inner layers of high layer-count printed circuit boards.
- *Ball Grid Arrays.* A ball grid array is a method of mounting an integrated circuit or other component to a printed circuit board. Rather than using pins, also called leads, the component is attached with small balls of solder at each contact. This method allows for greater component density and is used in printed circuit boards with higher layer counts.
- *Flip Chips.* Flip chips are structures that house circuits which are interconnected without leads. They are utilized to minimize printed circuit board surface area when compact packaging is required.
- *Multichip Module-Laminates.* Multichip module-laminates are a type of printed circuit board design that allows for the placement of multiple integrated circuits or other components in a limited surface area.
- *Advanced Substrates.* Advanced substrates are a recent generation of printed circuit board materials that enable the use of ball grid arrays, flip chips and multichip module laminates. They are used for products requiring high-frequency transmission and have thermal properties superior to standard materials.

We are qualified under various industry standards, including Bellcore compliance for communications products and UL (Underwriters Laboratories) approval for electronics products. In addition, all of our production facilities are ISO-9002 certified. These certifications require that we meet standards related to management, production and quality control, among others.

On December 17, 2001, we announced that we will participate in collaborative sponsorship of a printed circuit board technology project that both (a) benefits the high technology and electronics engineering academia of two leading Virginia universities, and (b) serves as a commercial printed circuit board design/manufacturing facility. DDi will oversee the operations of the Center for Advanced Printed Circuit Board Design and Manufacturing Technology. The Center will be funded and supported in collaboration with Virginia Commonwealth University and the University of Virginia and three other industry sponsors, DuPont, Panasonic and Zuken. The State of Virginia has indicated a willingness to fund one half of the costs incurred by the sponsors up to $0.5 million in the first year of operations and up to $1.2 million in the second year of operations, pending final approval from state procurement and budget officials. At this stage, we are working with the universities to establish the specific terms and conditions of the project and a budget for the Center.

Manufacturing

We produce highly complex, technologically advanced multi-layer and low-layer printed circuit boards, backpanel assemblies, printed circuit board assemblies, card cage and wire harness assemblies and full system assembly and integration that meet increasingly tight tolerances and specifications demanded by original equipment manufacturers. The manufacture of printed circuit boards involves several steps: etching the circuit image on copper-clad epoxy laminate, pressing the laminates together to form a panel, drilling holes and depositing copper or other conducive material to form the inter-layer electrical connections and, lastly, cutting the panels to shape. Our advanced interconnect products require additional critical steps, including dry film imaging, photoimageable soldermask processing, computer-controlled laser drilling and routing, automated plating and process controls and achievement of controlled impedance.

Multi-layering, which involves placing multiple layers of electrical circuitry on a single printed circuit board or backpanel, expands the number of circuits and components that can be contained on the interconnect product and increases the operating speed of the system by reducing the distance that electrical signals must travel. Increasing the density of the circuitry in each layer is accomplished by reducing the width of the circuit tracks and placing them closer together on the printed circuit board or backpanel.

Interconnect products having narrow, closely spaced circuit tracks are known as fine line products. The manufacture of complex multi-layer interconnect products often requires the use of sophisticated circuit interconnections, called blind or buried vias, between printed circuit board layers and adherence to strict electrical characteristics to maintain consistent circuit transmission speeds, referred to as controlled impedance. These technologies require very tight lamination and etching tolerances and are especially critical for printed circuit boards with ten or more layers.

Manufacture of printed circuit boards used in backpanel assemblies requires specialized expertise and equipment because of the larger size of the backpanel relative to other printed circuit boards and the increased number of holes for component mounting. We have no patents for these proprietary techniques and rely primarily on trade secret protection.

Accomplishing these operations in time-critical situations, as we do, requires the attention of highly-qualified personnel. Furthermore, our manufacturing systems are managed to maximize flexibility to accommodate widely varying projects for different customers with minimal or no turnover time. We seek to maximize the use of our production and manufacturing capacity through the efficient management of time-critical production schedules.

Sales and Marketing

Our marketing strategy focuses on developing close working relationships with customers early in the design phase and throughout the lifecycle of the product. Accordingly, our senior management personnel and engineering staff advise our customers with respect to applicable technology, manufacturing feasibility of designs and cost implications through on-line computer technical support and direct customer communication. We have focused our marketing efforts on developing long-term relationships with research and development personnel at key customers in high-growth segments of the electronics equipment industry.

In order to establish individual salesperson accountability for each client, each customer is assigned one member of the sales staff for all services across all facilities. We have developed a comprehensive database and allocation process to control calling and cross-selling effort, and have a global account program for coordinating sales to our top 20 customers.

We market our design, development and manufacturing services through an internal sales force of approximately 150 individuals and an expansive sales network consisting of 10 organizations comprised of approximately 44 manufacturers' representatives across the United States. Approximately 44% of our net sales in 2001 were generated through manufacturers' representatives. For many of these manufacturers' representatives, we are the largest revenue source and the exclusive supplier of quick-turn and pre-production printed circuit boards. In 1997, we opened a sales office in London, England. Following our acquisition of MCM, we integrated MCM's sales force into our pre-existing European staff and we plan to continue expanding our international sales efforts. In April 2001, we opened a sales office in Tokyo, Japan. The financial information for geographic areas is included in Note 2 to the Consolidated Financial Statements under the caption "Segment Reporting."

Our Suppliers

Our raw materials inventory is small relative to sales and must be regularly and rapidly replenished. We use just-in-time procurement practices to maintain raw materials inventory at low levels, and work closely with our suppliers to incorporate technological advances in the raw materials we purchase. Because we provide primarily lower-volume quick-turn services, this inventory policy does not hamper our ability to complete customer orders. Although we have preferred suppliers for some raw materials, multiple sources exist for all materials. Adequate amounts of all raw materials have been available in the past and we believe this will continue in the foreseeable future.

The primary raw materials that we use in production are core materials (copperclad layers of fiberglass of varying thickness impregnated with bonding materials) and chemical solutions (copper, gold, etc.) for plating operations, photographic film and carbide drill bits.

Competition

The electronics manufacturing services industry is highly fragmented and characterized by intense competition. We principally compete in the time-critical segment of the industry against independent, small private companies and integrated subsidiaries of large, broadly based volume producers, as well as the internal capacity of original equipment manufacturers. We believe that competition in the market segment we serve, unlike in the electronics manufacturing services industry, generally is not driven by price. Instead, because customers are willing to pay a premium for a responsive, broad-reaching capability to produce customized complex products in a very short time, we compete primarily on the basis of quick turnaround, product quality and customer service. In addition, we do not compete in the high volume production manufacturing aspect of the industry and as a result are less exposed to competition from low cost manufacturers who compete on price in the commodity segment of this market.

Competition in the complex and time-critical segment of our industry has increased due to consolidation, resulting in potentially better capitalized competitors. Our basic technology is generally not subject to significant proprietary protection, and companies with significant resources, international operations or a sufficiently large customer base may enter the market.

Backlog

Although we obtain firm purchase orders from our customers, our customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales since orders may be rescheduled or canceled.

Governmental Regulation

Our operations are subject to certain federal, state and local laws and regulatory requirements relating to environmental compliance and site cleanups, waste management and health and safety matters. Among others, we are subject to regulations promulgated by:

- the Occupational Safety and Health Administration pertaining to health and safety in the workplace;
- the Environmental Protection Agency pertaining to the use, storage, discharge and disposal of hazardous chemicals used in the manufacturing processes; and
- corresponding state and local agencies.

To date the costs of compliance and environmental remediation have not been material to us. Nevertheless, additional or modified requirements may be imposed in the future. If such additional or modified requirements are imposed on us, or if conditions requiring remediation were found to exist, we may be required to incur substantial additional expenditures.

Employees

As of December 31, 2001, we had approximately 2,300 employees, none of whom are represented by unions. Of these employees, approximately 1,800 were involved in manufacturing and engineering, 150 worked in sales and marketing and 350 worked in other support capacities. We have not experienced any labor problems resulting in a work stoppage and believe we have good relations with our employees.

ITEM 1A. EXECUTIVE OFFICERS OF DDi CORP.

The following table sets forth the executive officers of DDi Corp., their ages as of March 11, 2002, and the positions currently held by each person:

Name	Age	Office
Bruce D. McMaster	40	President, Chief Executive Officer and Director
Joseph P. Gisch	45	Chief Financial Officer, Secretary and Treasurer
Thomas Ingham	46	Vice President, Sales and Marketing
Terry L. Wright	42	Vice President and Chief Technology Officer
Kevin McClelland	43	Vice President, Operations – West Coast
Michael Moisan	47	Vice President, Operations – East Coast

The President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer are elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other executive officers may be appointed by the Board of Directors at such meeting or at any other meeting. All executive officers serve at the pleasure of the Board of Directors.

Bruce D. McMaster has served as our President since 1991 and as a Director and our Chief Executive Officer since 1997. Before becoming our President, Mr. McMaster worked in various management capacities in our engineering and manufacturing departments. Mr. McMaster also serves as President and Chief Executive Officer of DDi Capital and Dynamic Details and serves as an executive officer of our other subsidiaries.

Joseph P. Gisch has served as our Chief Financial Officer since 1995. Mr. Gisch also serves as Vice President, Chief Financial Officer and Treasurer of Dynamic Details. From 1986 to 1995, Mr. Gisch was a partner at the accounting firm of McGladrey & Pullen, LLP where he was responsible for the audit, accounting and information systems for a variety of manufacturing clients. Mr. Gisch was responsible for our general accounting and income tax matters. Mr. Gisch has not been responsible for any of our audit services since 1991.

Thomas Ingham has served as our Vice President of Sales and Marketing since September 2001. Mr. Ingham has served Dynamic Details in various positions in sales and marketing over the last five years, starting as Regional Manager. Prior to joining Dynamic Details, Mr. Ingham worked for 12 years at Insulectro, a supplier of PCB materials and laminates, in various positions, most recently as Vice President, Sales and Marketing.

Terry L. Wright joined us in 1991 and has served as our Vice President, Engineering from 1995 through 2000 and Chief Technology Officer since 2000. During 2001, Mr. Wright assumed the role of Vice President, Operations – Anaheim. Prior to joining us, Mr. Wright was a general manager at Applied Circuit Solutions and a quality assurance manager at Sigma Circuits.

Kevin McClelland has served as our Vice President, Operations – West Coast since October 2001. He has more than two decades of experience in electronics manufacturing services including electronics engineering, operations and business development. Before joining Dynamic Details, he was Vice President of Business Development for Multek, an EMS provider, from 1980 to 2001, where he was involved extensively in acquisitions and transition management domestically and in Europe and Mexico.

Michael Moisan has served as our Vice President, Operations – East Coast since October 2001. Mr. Moisan has over two decades of experience in the EMS/PCB industry. Mr. Moisan oversaw our Anaheim operation from 1996 to October 2001. Prior to joining DDi, he was Director of Engineering at Circuitwise, an automotive printed circuit board supplier, from 1995 to 1996. He served as Director of Operations at AMP AKZO, a printed circuit board company, from 1990 to 1996 and as Director of Research at PCK Technology, an electronics research and development company, from 1982 to 1990.

There are no arrangements or understandings pursuant to which any of the persons listed in the table above was selected as executive officers.

ITEM 2. PROPERTIES

We conduct our operations within approximately 981,000 square feet of building space. Our significant facilities are as follows:

Location	Function	Square Feet	Remaining Lease Term
Anaheim, California	Quick-turn printed circuit boards	150,000	1 to 5 years (a)
Milpitas, California	Quick-turn printed circuit boards	41,000	0.5 to 1.5 years (a)
Milpitas, California	Quick-turn printed circuit boards	40,000	10 years
Marlow, England	Quick-turn printed circuit boards	29,000	7 years
Tewkesbury, England	Quick-turn printed circuit boards	60,000	7 years
Sterling, Virginia	Quick-turn printed circuit boards	100,000	8 years
Toronto, Canada	Quick-turn printed circuit boards	52,000	8.5 years
Tolworth, England	Longer lead-time printed circuit boards	35,000	0.5 years
Tempe, Arizona	Longer lead-time printed circuit boards	68,000	1 to 4 years
San Jose, California	Assembly	62,000	4.5 years
Dallas, Texas	Assembly	49,000	0.5 year (a)
Calne, England	Assembly	90,000	21.5 years
Hertford, England	Assembly	40,000	16.5 years
Dallas, Texas	Assembly	90,000	1.75 years
Moorpark, California	Assembly	54,000	2 years
		960,000	

(a) All of these leases have an option to renew or to purchase the property at fair market value after a specified date during the lease term.

In addition to the facilities listed above, we also occupy space for our design operations in various states aggregating approximately 21,000 square feet. We lease our executive office space, which comprises approximately 20,000 square feet (including corporate administration, sales, finance and accounting, and engineering.) Our executive office space is located at 1220 Simon Circle in Anaheim, California and is included in the 150,000 square foot Anaheim, California location. We believe our facilities are currently adequate for our operating needs.

ITEM 3. LEGAL PROCEEDINGS

We are a party to various legal actions arising in the ordinary course of our business. We believe that the resolution of these legal actions will not have a material adverse effect on our financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR THE REGISTRANTS' COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

DDi Corp.'s common stock has been quoted on the Nasdaq National Market under the symbol "DDIC" since April 11, 2000. Prior to that time, there was no public market for DDi Corp.'s common stock. The following table sets forth the high and low sales prices of DDi Corp.'s common stock for the periods indicated as reported on the Nasdaq National Market.

	Common Stock Price	
	High	Low
2001		
Fourth Quarter	$13.40	$ 5.71
Third Quarter	$21.48	$ 7.30
Second Quarter	$27.74	$12.40
First Quarter	$33.63	$10.88
2000		
Fourth Quarter	$45.87	$19.25
Third Quarter	$45.94	$21.81
Second Quarter	$31.25	$ 9.50

We presently intend to retain earnings to finance future operations, expansion and capital investment and to reduce indebtedness. There were approximately 151 record holders of our common stock as of March 11, 2002.

There is no established trading market for the common stock of DDi Capital. As of December 31, 2001, DDi Capital had 1,000 shares of common stock, par value $.01 per share outstanding, all of which were held by Intermediate, which is a wholly-owned subsidiary of DDi Corp.

We have not declared or paid a cash dividend on common stock since January 1996, and we do not anticipate paying any cash dividends for the foreseeable future. Our existing debt instruments restrict our ability to pay dividends and restrict our subsidiaries' ability to pay dividends to us. Dynamic Details' ability to pay dividends is limited under its senior credit facility. DDi Capital's ability to pay dividends is limited under an indenture dated November 18, 1997, as supplemented by a supplemental indenture dated February 10, 1998 among DDi Corp., DDi Capital and State Street Bank & Trust Co. as trustee. DDi Corp.'s 5 1/4% Convertible Subordinated Notes due March 1, 2008 does not restrict its ability to pay dividends; however, the conversion price on these notes may be adjusted if dividends exceed certain amounts. We presently intend to retain earnings to finance future operations, expansion and capital investment and to reduce indebtedness. See "Description of Indebtedness" within "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data as of and for the dates and periods indicated have been derived from the consolidated financial statements of DDi Capital and DDi Corp. The selected financial data with respect to the consolidated statement of operations data for the years ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997, 1998 and 1999 were derived from our audited consolidated financial statements that are not included herein. The selected historical consolidated statement of operations data for the years ended December 31, 1999, 2000 and 2001 and the historical consolidated balance sheet data as of December 31, 2000 and 2001 were derived from the audited historical consolidated financial statements of DDi Capital and DDi Corp. included elsewhere herein. You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto appearing elsewhere herein.

	Year Ended December 31,								
	DDi Corp. & DDi Capital 1997	DDi Capital 1998	DDi Corp. 1998	DDi Capital 1999	DDi Corp. 1999	DDi Capital 2000	DDi Corp. 2000	DDi Capital 2001	DDi Corp. 2001
	(in millions)								
Consolidated Statement of Operations Data:									
Net sales	$ 78.8	$ 174.9	$174.9	$292.5	$292.5	$448.4	$497.7	$284.7	$361.6
Cost of goods sold	38.7	119.3	119.6	201.4	202.4	274.7	306.2	209.3	263.6
Restructuring-related inventory impairment(a)	—	—	—	1.9	1.9	—	—	3.7	3.7
Gross profit	40.1	55.6	55.3	89.2	88.2	173.7	191.5	71.7	94.3
Operating expenses:									
Sales and marketing	7.3	12.8	12.8	23.6	23.6	38.7	39.7	25.4	27.6
General and administration	2.1	8.5	8.4	16.1	15.3	30.4	36.2	14.3	21.0
Amortization of intangibles	—	10.9	10.9	22.3	22.3	19.5	22.8	17.7	22.6
Restructuring and related charges(a)	—	—	—	5.1	5.1	—	—	75.7	76.1
Stock compensation and related bonuses(b)	31.3	—	—	—	—	—	—	—	—
Compensation to the former CEO	2.1	—	—	—	—	—	—	—	—
Write-off of acquired in-process research and development(c)	—	39.0	39.0	—	—	—	—	—	—
Operating income (loss)	(2.7)	(15.6)	(15.8)	22.1	21.9	85.1	92.8	(61.4)	(53.0)
Interest rate swap valuation	—	—	—	—	—	—	—	10.0	10.0
Interest expense, net	25.2	35.3	37.4	41.4	46.7	36.3	41.2	14.8	22.1
Income (loss) before taxes and extraordinary loss	(27.9)	(50.9)	(53.2)	(19.3)	(24.8)	48.8	51.6	(86.2)	(85.1)
Income tax benefit (expense)	10.9	2.6	3.5	5.2	7.4	(23.4)	(25.0)	13.2	12.0
Income (loss) before extraordinary loss	(17.0)	(48.3)	(49.7)	(14.1)	(17.4)	25.4	26.6	(73.0)	(73.1)
Extraordinary loss	(1.6)	(2.4)	(2.4)	—	—	(2.2)	(6.4)	(12.0)	(12.0)
Net income (loss)	$(18.6)	$ (50.7)	$(52.1)	$(14.1)	$(17.4)	$ 23.2	$ 20.2	$(85.0)	$(85.1)

	Year Ended December 31,								
	DDi Corp. & DDi Capital 1997	DDi Capital 1998	DDi Corp. 1998	DDi Capital 1999	DDi Corp. 1999	DDi Capital 2000	DDi Corp. 2000	DDi Capital 2001	DDi Corp. 2001
	(in millions, except share and per share data)								
Consolidated Statement of Operations Data (continued):									
Net income (loss) allocable to common stock	$ (19.7)	n/a	$ (58.4)	n/a	$ (31.5)	n/a	$ 15.8	n/a	$ (85.1)
Net income (loss) per share of common stock (basic)	$ (3.71)	n/a	$ (7.68)	n/a	$ (3.21)	n/a	$ 0.50	n/a	$ (1.79)
Net income (loss) per share of common stock (diluted)	$ (3.71)	n/a	$ (7.68)	n/a	$ (3.21)	n/a	$ 0.47	n/a	$ (1.79)
Weighted average shares outstanding (basic)	5,299,600	n/a	7,607,024	n/a	9,831,042	n/a	31,781,536	n/a	47,381,516
Weighted average shares outstanding (diluted)	5,299,600	n/a	7,607,024	n/a	9,831,042	n/a	33,520,447	n/a	47,381,516
Other Financial Data:									
Depreciation	$ 2.6	$ 9.2	$ 9.2	$ 14.4	$ 14.4	$ 16.7	$ 18.7	$ 17.1	$ 21.2
Capital expenditures	6.6	18.0	18.0	18.2	18.2	24.0	27.2	24.7	35.2
Supplemental Data:									
Adjusted EBITDA(d)	$ 33.3	$ 45.4	$ 44.1	$ 68.8	$ 66.7	$121.7	$ 134.8	$ 52.7	$ 70.6
Net cash from operating activities	9.1	18.9	16.7	24.8	24.8	61.1	64.8	47.6	55.8
Net cash used in investing activities	(44.9)	(194.8)	(194.8)	(18.5)	(18.6)	(56.2)	(62.0)	(67.4)	(102.8)
Net cash from (used in) financing activities	41.1	172.4	174.9	(7.5)	(7.7)	34.1	61.2	(2.3)	3.7
Ratio of earnings to fixed charges(e)	—	—	—	—	—	2.3x	2.2x	—	—
Consolidated Balance Sheet Data:									
Cash, cash equivalents and marketable securities	$ 5.4	$ 1.9	$ 2.1	$ 0.6	$ 0.6	$ 39.6	$ 66.9	$ 39.5	$ 45.5
Working capital (deficit)	23.6	13.2	15.3	19.1	19.1	83.3	108.0	54.3	54.7
Total assets	108.9	362.2	365.0	353.6	354.3	459.8	581.4	336.1	470.8
Total debt, including current maturities	273.5	444.9	473.4	439.9	480.7	306.9	334.7	156.6	282.2
Stockholders' equity (deficit)	(191.2)	(138.0)	(169.8)	(147.0)	(187.1)	62.7	136.4	138.6	122.5

(a) The 1999 restructuring and related charges represent the charge recorded in December 1999 in connection with the announced consolidation of the Colorado operation into the Texas facility and the closure of the Colorado facility. The charge consists of $1.9 million related to the impairment of inventory, $2.6 million for severance and other exit costs and $2.5 million related to the impairment of net property, plant and equipment. The 2001 restructuring and related charges represent the charge recorded in the fourth quarter of 2001 in connection with the approved plan to downsize and consolidate facilities and to effect changes in senior management. The charge consists of $3.7 million related to the impairment of inventory, $8.8 million and $9.2 million for severance and other exit costs for DDi Capital and DDi Corp, respectively $15.5 million related to the impairment of net property, plant and equipment, and $51.4 million related to the impairment of intangible assets.

(b) Represents the charge for stock compensation and related bonuses recorded for vested stock options exchanged in conjunction with the recapitalization in 1997.

(c) Represents the allocation of a portion of the purchase price in the DCI merger to in-process research and development. At the date of the merger, technological feasibility of the in-process research and development projects had not been reached and the technology had no alternative future uses. Accordingly, we expensed the portion of the merger consideration allocated to in-process research and development.

(d) EBITDA means earnings before net interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is presented because management believes it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, adjusted EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles. Our definition of adjusted EBITDA may differ from definitions of adjusted EBITDA used by other companies.

The following table sets forth a reconciliation of EBITDA to adjusted EBITDA for each period included herein:

	Year Ended December 31,								
	1997**	DDi Capital 1998	DDi Corp. 1998	DDi Capital 1999	DDi Corp. 1999	DDi Capital 2000	DDi Corp. 2000	DDi Capital 2001	DDi Corp. 2001
	(in millions)								
EBITDA	$ (0.1)	$43.5	$43.3	$58.8	$58.6	$121.2	$134.3	$(26.7)	$ (9.2)
Former CEO compensation(1)	2.1	—	—	—	—	—	—	—	—
Management fee(2)	—	—	—	1.1	1.1	—	—	—	—
Executive severance(3)	—	0.8	0.8	—	—	—	—	—	—
Stock compensation and bonuses(4)	31.3	—	—	—	—	—	—	—	—
Restructuring and related charges(5)	—	—	—	7.0	7.0	0.5	0.5	79.4	79.8
Non-cash expense allocations and other(6)	—	1.1	—	1.9	—	—	—	—	—
Adjusted EBITDA	$33.3	$45.4	$44.1	$68.8	$66.7	$121.7	$134.8	$ 52.7	$70.6

** DDi Capital and DDi Corp.

(1) Reflects elimination of compensation to the former CEO whose employment agreement was terminated in October 1997.

(2) Reflects elimination of the management fee incurred under our Bain management agreement, which was terminated in connection with our initial public offering.

(3) Reflects one-time severance payments to two of our executives who were terminated as a result of redundancies created by the DCI merger.

(4) Reflects elimination of the charge for stock compensation and related bonuses recorded for vested stock options exchanged in conjunction with the recapitalization.

(5) Reflects elimination of the restructuring and related charges: (a) for the 1999 consolidation and closure of the Colorado facility, (b) an additional $0.5 million recorded in 2000 which was recorded to cost of goods sold and (c) for the 2001 closure of two facilities and changes in senior management.

(6) Reflects non-cash expense allocations to DDi Capital by its parent, Intermediate, of $0.8 and $1.9 million in 1998 and 1999, respectively, and approximately $0.3 million of non-operating income adjustments recorded in 1998.

(e) For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense (net) and the portion of the operating rental expense which management believes is representative of the interest component of rental expense. Historical earnings were deficient in covering fixed charges for DDi Capital and DDi Corp. by $27.9 million in 1997, $50.9 and $53.2 million, respectively, in 1998, $19.3 million and $24.8 million, respectively, in 1999 and $86.3 million and $85.1 million, respectively, in 2001. On a pro forma basis, assuming the Dynamic Details senior subordinated notes and the DDi Capital senior discount notes were outstanding on January 1, 1997 and after eliminating the non-recurring stock compensation and related bonuses, the ratio of earnings to fixed charges would have been 2.4x in 1997. On a pro forma basis, assuming the merger with DCI was consummated on January 1, 1998 and after eliminating the non-recurring $39 million write off of acquired in-process research and development related to the merger with DCI, the deficiency would have been reduced to $15.1 million for DDi Capital and $17.5 million for DDi Corp. in 1998. On a pro forma basis, after eliminating the non-recurring $1.9 million in restructuring-related inventory impairment and $5.1 million in restructuring and related charges related to the closure of the Colorado facility, the deficiency would have been reduced to $12.3 million for DDi Capital and $17.8 million for DDi Corp. in 1999. On pro forma basis, after eliminating the non-recurring $3.7 million in restructuring-related inventory impairment and $76.1 million in restructuring and related charges related to the 2001 closure of two facilities and changes in senior management, the deficiency would have been reduced to $6.8 million for DDi Capital and $5.3 million for DDi Corp. in 2001.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We provide electronics design, development and manufacturing services to original equipment manufacturers and other electronics manufacturing service providers. We target customers that are characterized by new product development programs demanding the rapid application of advanced technology and design.

Time-critical. We can deliver highly complex printed circuit boards to customers in as little as 24 hours. Approximately 45% of our net sales for the year ended December 31, 2001 were generated from services delivered in 10 days or less.

Technologically advanced. Approximately 55% of our net sales during the same period involved the design or manufacture of printed circuit boards with at least eight layers, an industry-accepted measure of complexity. In addition, many lower layer-count boards are complex as a result of the incorporation of technologically advanced features.

Growth rate. Our net sales have grown at a compound annual growth rate of 37.9% for DDi Capital and 46.4% for DDi Corp. from $78.8 million for the year ended December 31, 1997 to $284.7 million for DDi Capital and $361.6 million for DDi Corp. for the year ended December 31, 2001, inclusive of the growth attributable to the acquisition of Colorado Springs Circuits, Inc., or NTI, in 1997, the merger with Dynamic Circuits, Inc., or DCI, in 1998 and the acquisitions of MCM Electronics (by DDi Corp.), Automata and Golden Manufacturing in 2000 and the acquisitions of Thomas Walter, Nelco Technology, Olympic Circuits Canada and Altatron Technology in 2001.

Company History and Significant Transactions

Our predecessor corporation was organized in 1978. In 1991, we installed new management, headed by Bruce D. McMaster, and began to focus primarily on time-critical electronics manufacturing services.

Recapitalization

In October 1997, we were recapitalized by investors led by Bain Capital, Celerity Partners and Chase Capital Partners, which collectively invested $62.4 million. After completing the recapitalization, investment funds associated with these entities owned stock representing approximately 72.5% of DDi Corp.'s fully-diluted equity; and management owned stock and options representing approximately 27.5% of DDi Corp.'s fully-diluted equity.

In connection with the recapitalization, we incurred the following nonrecurring charges:

- fees and interest charges on bridge loans aggregating $14.5 million;
- $31.3 million for the accelerated vesting of variable employee stock options and related bonuses;
- $2.7 million for the early extinguishment of long-term debt, before income taxes; and
- $1.2 million for the buyout of our former CEO's employment contract.

Colorado Facility (formerly NTI)

In December 1997, Dynamic Details acquired Colorado Springs Circuits, Inc., or NTI, for approximately $38.9 million. NTI manufactured printed circuit boards requiring lead times of twenty days or more for original equipment manufacturers. At that time, the acquisition provided us with additional capacity and access to new customers.

We accounted for the NTI acquisition under the purchase method of accounting and recorded approximately $27 million in goodwill. This goodwill was originally scheduled to be amortized over a period of 25 years. The unamortized balance as of October 2001 was reduced to zero, however, in connection with the closure of our Texas facility.

From December 1999 through March 2000, we implemented a plan to consolidate our Colorado operations into our Texas facility and to close our Colorado facility, which operated at a loss in 1999.

DCI Merger

On July 23, 1998, Dynamic Details merged with Dynamic Circuits, Inc., or DCI, for an aggregate consideration paid to DCI stockholders of approximately $250 million. A portion of the consideration was paid in cash, and the balance of the consideration (approximately $73 million) was paid through the issuance of DDi Corp. capital stock. Concurrent with this transaction, DDi Corp. contributed its investment in DCI through Intermediate and through DDi Capital to Dynamic Details.

DCI provided design and manufacturing services relating to complex printed circuit boards, backpanel assemblies and electromechanical interconnect devices with operations in California, Texas, Georgia and Massachusetts. DCI experienced a growth in net sales of more than 67% during 1997, and its net sales for the six months ended June 30, 1998 were more than double its net sales for the six months ended June 30, 1997.

We accounted for the DCI merger under the purchase method of accounting and recorded approximately $120 million in goodwill, approximately $60 million of identifiable intangible assets (which are being amortized over their estimated useful lives of 10 years, using an accelerated method of amortization, reflecting the relative contribution of each developed technology in periods following the acquisition date), and approximately $21 million and $4 million, respectively, of intangible assets associated with DCI's customer relationships and tradenames and assembled workforce assets (which are being amortized on a straight-line basis over their estimated useful lives of 18 years and 4 years, respectively). Dynamic Details also identified $39 million of acquired in-process research and development investments, which was expensed in the fourth quarter ended December 31, 1998.

Since the DCI merger, we have continued to invest in the development of the various in-process research and development technologies that existed at DCI at the time of the merger. We believe that our research and development efforts are reasonably consistent with DCI's plans at the time of the merger, inclusive of the expected post-merger total costs to complete the projects and related project development time frames, given the inherent uncertainties involved in estimating the technological hurdles of developing next-generation technologies. These investments have enabled us to market products incorporating some of the technologies included in DCI's plan. No significant adjustments have been made in the economic assumptions or expectations on which we based our merger decision.

In October 2001, we approved a plan to close our Garland, Texas and Marlborough, Massachusetts facilities (see Note 15 to the Consolidated Financial Statements). Prior to its closure, the Garland plant had manufactured our lowest technology pre-production volume printed circuit boards. The Marlborough plant provided electronic interconnect products to selected customers in the New England area. Each of the facilities closed was acquired in the DCI merger. In connection with our decision to close these facilities, we reduced to zero the value of goodwill and other intangibles acquired in the DCI merger that relate to the closed facilities. Such intangibles consist of $25.8 million of goodwill and $2.6 million of identifiable intangibles (customer relationships and assembled workforce).

Initial Public Offering of DDi Corp.

On April 14, 2000, DDi Corp. completed the initial public offering of its common stock. We used net proceeds of approximately $156.6 million to repay a portion of our debt and finance a portion of the MCM Electronics acquisition.

MCM Electronics Acquisition

On April 14, 2000, DDi Corp. acquired MCM Electronics Limited, headquartered in the United Kingdom, for total consideration of approximately $82 million in DDi Corp.'s common stock and cash, including repayment of some of MCM Electronics' debt and the assumption of the remainder of its debt. MCM

Electronics, which has been combined with other European operations and renamed DDi Europe Limited, focuses on the technologically advanced, time-critical segment of the electronics manufacturing industry.

Under purchase accounting, the total purchase price has been allocated to the underlying assets and liabilities assumed based upon their respective fair values at the date of acquisition. We have allocated the total purchase price to tangible assets acquired (aggregating approximately $30 million), and liabilities assumed (aggregating approximately $46 million), with the remaining consideration consisting primarily of goodwill and identifiable intangible assets.

The identifiable intangibles consist of developed technologies, non-compete agreements, and assembled workforce. The fair value of the developed technology assets at the date of acquisition was $1 million and represents the aggregate fair value of individually identified technologies that were fully developed at the time of acquisition. Developed technology assets are being amortized over an estimated useful life of 5 years. The non-compete agreement and assembled workforce assets were assigned values as of the acquisition date of approximately $1 million and $2 million, respectively, and are being amortized over their estimated useful lives of 1 year and 5 years, respectively. Goodwill generated in the acquisition of MCM has an assigned value of approximately $65 million and is being amortized over its estimated useful life of 20 years.

Automata Acquisition

On August 4, 2000, Dynamic Details acquired substantially all the U.S. assets of Automata International, Inc., a Virginia-based complex printed circuit boards manufacturer, for approximately $19.5 million in cash, plus fees and expenses. The acquisition provides additional capacity for high density, high layer count printed circuit boards and gives us a significant presence on the east coast. Since completing the acquisition, we have successfully increased average selling prices and have streamlined its operations to increase yields from approximately 50% to almost 90% per panel. In addition, we have shifted products from our other facilities to the 100,000 square foot Virginia facility to increase volume and free up capacity at our other facilities.

Under purchase accounting, the total purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their respective fair market values at the date of acquisition. The excess of the purchase price was allocated to goodwill and is being amortized over its estimated useful life of 20 years.

Golden Acquisition

On September 15, 2000, Dynamic Details acquired substantially all of the assets of Golden Manufacturing, Inc., a Texas-based manufacturer of engineered metal enclosures and value-added assembly services to communications and electronics original equipment manufacturers, for approximately $14.4 million, plus expenses of $0.5 million. The acquisition, which provides us with over 70,000 square feet of production capacity, complements our existing Texas facilities by providing metal enclosure assembly capabilities for our customers.

Under purchase accounting, the total purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their respective fair market values at the date of acquisition. The excess of the purchase price was allocated to goodwill and is being amortized over its estimated useful life of 20 years.

October 2000 Common Stock Public Offering of DDi Corp.

On October 16, 2000, DDi Corp. completed a public offering of 4,608,121 shares of its common stock. We used net proceeds of approximately $122.0 million to repay a portion of our debt and for general corporate purposes. During 2001, we used a portion of the proceeds for the acquisitions of Thomas Walter Limited, Olympic Circuits Canada and Altatron Technology (see Note 14 to the Consolidated Financial Statements).

February 2001 Common Stock and Convertible Subordinated Notes Public Offerings of DDi Corp.

On February 20, 2001, DDi Corp. and some of its shareholders completed a follow-on public offering of 6,000,000 shares of its common stock. Three million shares were sold by DDi Corp. and 3,000,000 shares were sold by selling shareholders. The shares were sold at $23.50 per share, generating proceeds to us of approximately $67.0 million, net of underwriting discounts, commissions and expenses. Concurrently, DDi Corp. issued $100.0 million in aggregate principal amount of 5 1/4% convertible subordinated notes due March 1, 2008. These notes are convertible at any time prior to maturity into shares of common stock at a conversion price of $30.00 per share, subject to certain adjustments. These notes generated proceeds to us of $97.0 million, net of underwriting discounts, commissions and expenses. The net proceeds of both transactions were used to repurchase all of the Dynamic Details senior subordinated notes, repurchase a portion of the Capital senior discount notes, repay a portion of the Dynamic Details senior credit facility and for general corporate purposes.

Thomas Walter Acquisition

On March 5, 2001, DDi Europe completed the acquisition of Thomas Walter Limited, a leading printed circuit board manufacturer based in Marlow, England for total cash consideration of approximately $24.5 million, plus expenses of $0.3 million. Thomas Walter's core competencies in time-critical delivery and complex technology (including its high-end microvia laser technology) have helped to make DDi Europe the leading provider of quick-turn electronic manufacturing services in the U.K.

Under purchase accounting, the total purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their respective fair market values at the date of acquisition. The excess of the purchase price was allocated to goodwill and identifiable intangibles.

Goodwill generated in the acquisition of Thomas Walter has an assigned value of approximately $17.0 million and is being amortized over its estimated useful life of 20 years. The identifiable intangibles consist of developed technologies and assembled workforce. The fair value of the developed technology assets at the date of acquisition was approximately $0.5 million and represents the aggregate fair value of individually identified technologies that were fully developed at the time of acquisition. The assembled workforce asset was assigned a fair value of approximately $0.8 million at the date of acquisition.

Nelco Technology Acquisition

On April 27, 2001, Dynamic Details completed the acquisition of the assets of Nelco, a wholly owned subsidiary of Park Electrochemical Corp., for total cash consideration of approximately $3.0 million. Nelco is an Arizona-based manufacturer of semi-finished printed wiring boards, commonly known as mass lamination. Under purchase accounting, the total purchase price has been allocated to the underlying assets acquired and liabilities assumed based on their respective fair values at the date of acquisition.

Olympic Circuits Canada Acquisition

On May 9, 2001, Dynamic Details completed the acquisition of Olympic Circuits Canada, a Canada-based, time-critical electronics manufacturing service provider specializing in quick-turn prototype printed circuit boards for a total cash consideration of approximately $12.8 million, plus contingent consideration based on earnings in each of the three years following the date of acquisition plus expenses of $0.1 million. No contingent consideration has been earned or recorded as of December 31, 2001. If contingent consideration is earned and paid, it will be capitalized as additional purchase price.

Under purchase accounting, the total purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their respective fair market values at the date of acquisition. The excess of the purchase price was allocated to goodwill and is being amortized over its estimated useful life of 20 years.

Altatron Technology Acquisition

On June 4, 2001, Dynamic Details completed the acquisition of the assets of Altatron, a Southern California-based provider of value-add assembly services to electronics original equipment manufacturers for a total cash consideration of approximately $4.8 million, plus contingent consideration based on earnings in each of the two years following the date of acquisition. No contingent consideration has been earned or recorded as of December 31, 2001. If contingent consideration is earned and paid, it will be capitalized as additional purchase price.

Under purchase accounting, the total purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their respective fair market values at the date of acquisition. The excess of the purchase price was allocated to goodwill and is being amortized over its estimated useful life of 20 years.

Garland, Texas and Marlborough, Massachusetts Facilities

In October 2001, our management and Board of Directors approved a plan to close our Garland, Texas and Marlborough, Massachusetts facilities (see Note 15 to the Consolidated Financial Statements). Prior to its closure, the Garland plant had manufactured our lowest technology pre-production volume printed circuit boards. The Marlborough plant provided electronic interconnect products to selected customers in the New England area. Our decision to close these facilities was based on their contribution to our financial objectives in 2001 as well as their expected contribution going forward. Accordingly, the plant closures are not expected to adversely impact our results of operations in future periods. The closure of the facilities is estimated to be effectively completed by June 30, 2002.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period.

The following represents a summary of our critical accounting policies, defined as those policies that we believe are: (a) the most important to the portrayal of our financial condition and results of operations, and (b) that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

- *Valuation of long-lived assets*—We assess the potential impairment of long-lived tangible and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Changes in our operating strategy, such as the closure of a facility, can significantly reduce the estimated useful life of such assets. In our 1999 and 2001 Consolidated Statements of Operations, we recorded impairments of long-lived assets resulting from plant closures (see Note 15 to the Consolidated Financial Statements). In addition, under a new accounting standard effective January 1, 2002, our goodwill and certain other intangible assets will no longer be subject to periodic amortization over estimated useful lives. These assets are now considered to have an indefinite life and their carrying values are required to be assessed by us for impairment at least annually. Depending on future market values and other factors, these assessments could potentially result in impairment reductions of these intangible assets in the future. (See Note 2 to the Consolidated Financial Statements regarding recently issued accounting standards).
- *Inventory obsolescence*—We generally purchase raw materials in quantities that we anticipate will be fully used in the near term. Changes in operating strategy, however, such as the closure of a facility, can limit our ability to effectively utilize all of the raw materials purchased. In our 1999 and 2001 Consolidated Statement of Operations, we recorded restructuring-related inventory impairments resulting from plant closures (see Note 15 to the Consolidated Financial Statements). In addition to evaluations of the market value in connection with significant activities, we regularly monitor potential inventory obsolescence and, when necessary, reduce the carrying amount of our inventory to its market value.
- *Allowance for doubtful accounts*—We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

- *Income taxes*—As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The process incorporates an assessment of the current tax exposure together with temporary differences resulting from different treatment of transactions for tax and financial statement purposes. Such differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheet. The recovery of deferred tax assets from future taxable income must be assessed and, to the extent that recovery is not likely, we establish a valuation allowance. Increases in valuation allowances result in the recording of additional tax expense. Further, if our ultimate tax liability differs from the periodic tax provision reflected in the Consolidated Statements of Operations, additional tax expense may be recorded.
- *Litigation and other contingencies*—Management regularly evaluates our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. To date, we have not been affected by any litigation or other contingencies that have had, or are currently anticipated to have, a material impact on the company's results of operations or financial position. As additional information about current or future litigation or other contingencies becomes available, management will assess whether such information warrants the recording of additional expense relating to its contingencies. Such additional expense could potentially have a material impact on our results of operations and financial position.

We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations

The following table sets forth income statement data expressed as a percentage of net sales for the periods indicated:

	Year Ended December 31,					
	DDi Capital 1999	DDi Corp. 1999	DDi Capital 2000	DDi Corp. 2000	DDi Capital 2001	DDi Corp. 2001
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	68.8	69.2	61.3	61.5	73.5	72.9
Restructuring-related inventory impairment	0.7	0.6	—	—	1.3	1.0
Gross profit	30.5	30.2	38.7	38.5	25.2	26.1
Operating expenses:						
Sales and marketing	8.1	8.1	8.6	8.0	8.9	7.7
General and administration	5.5	5.3	6.8	7.3	5.1	5.8
Amortization of intangibles	7.6	7.6	4.3	4.6	6.2	6.2
Restructuring and related charges	1.7	1.7	—	—	26.6	21.0
Operating income (loss)	7.6	7.5	19.0	18.6	(21.6)	(14.6)
Interest rate swap valuation	—	—	—	—	3.5	2.8
Interest expense (net)	14.2	16.0	8.1	8.3	5.2	6.1
Income (loss) before income taxes and extraordinary loss	(6.6)	(8.5)	10.9	10.3	(30.3)	(23.5)
Income tax benefit (expense)	1.8	2.5	(5.2)	(5.0)	4.6	3.3
Extraordinary loss, net of income tax benefit	—	—	(0.4)	(1.3)	(4.2)	(3.3)
Net income (loss)	(4.8)%	(6.0)%	5.3%	4.0 %	(29.9)%	(23.5)%

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Net Sales

DDi Capital net sales decreased $163.7 million (37%) to $284.7 million in 2001, from $448.4 million in 2000. Such decrease in net sales is attributable to a reduction in panels produced and the average price per panel, reflecting softened economic conditions, partially offset by the impact of acquisitions during 2000 and 2001. DDi Capital net sales in 2001 relating to acquisitions in this year were $13.7 million. DDi Corp. net sales decreased $136.1 million (27%) to $361.6 million in 2001, from $497.7 million in 2000. Such decrease in net sales reflects the lower level of DDi Capital sales, partially offset by the impact of the acquisitions of MCM Electronics Limited ("MCM") in April 2000 and Thomas Walter in March 2001. DDi Corp. net sales for the twelve months ended December 2001 relating to acquisitions in 2001 were $26.4 million.

Gross Profit

DDi Capital gross profit decreased $102.0 million (59%) to $71.7 million in 2001, from $173.7 million in 2000. DDi Corp. gross profit decreased $97.2 million (51%) to $94.3 million in 2001, from $191.5 million in 2000. The gross profit for DDi Capital and DDi Corp. for 2001 includes a $3.7 million one-time charge for inventory write-downs in connection with our restructuring initiatives (see the discussion of Restructuring and Other Related Charges for further information). Excluding the one-time charge, DDi Capital gross profit was $75.5 million, or 27% of net sales for 2001, down from 39% of net sales for 2000. On the same basis, DDi Corp. gross profit was $98.0 million, or 27% of net sales for 2001, down from 38% of net sales for 2000. The decreases in the gross profit for DDi Capital and DDi Corp., excluding the 2001 restructuring charge, resulted from the lower level of sales generated in 2001. The impact of the decreases in sales on gross profit was mitigated by various cost control initiatives relating to materials, production personnel and overhead expenses.

Sales and Marketing Expenses

DDi Capital sales and marketing expenses decreased $13.3 million (34%) to $25.4 million in 2001, from $38.7 million in 2000. DDi Corp. sales and marketing expenses decreased $12.1 million (30%) to $27.6 million in 2001, from $39.7 million in 2000. Such decreases in sales and marketing expenses is primarily due to the lower level of sales generated in 2001, as well as cost control measures.

General and Administration Expenses

DDi Capital general and administration expenses decreased $16.1 million (53%) to $14.3 million in 2001, from $30.4 million in 2000. DDi Corp. general and administration expenses decreased $15.2 million (42%) to $21.0 million in 2001, from $36.2 million in 2000. Such decreases in general and administrative expenses are due to the lower level of sales generated in 2001, as well as cost control measures.

Restructuring and Other Related Charges

Restructuring and related charges in 2001 were $75.7 million for DDi Capital and $76.1 million for DDi Corp., respectively. Such charges represent one-time costs incurred in the fourth quarter of 2001 in connection with management's decision to close various facilities and the separation of certain executives from the Company (see Note 15 to the Consolidated Financial Statements).

Amortization of Intangibles

DDi Capital amortization of intangibles decreased $1.8 million (9%) to $17.7 million in 2001, from $19.5 million in 2000. Such decrease in amortization of intangibles is due to the use of accelerated amortization methods with regard to certain identifiable intangibles and the impact of the impairment of intangibles in the fourth quarter of 2001 in connection with our restructuring activities, partially offset by the additional amortization resulting from acquisitions. DDi Corp. amortization of intangibles decreased $0.2 million (1%) to $22.6 million in 2001, from $22.8 million in 2000. Such decrease in amortization of intangibles reflects the decrease in expense incurred by DDi Capital, which was nearly offset by the impact of the acquisitions of MCM and Thomas Walter.

Interest Rate Swap Valuation

Interest rate swap valuation represents the change in the fair value of an interest rate swap agreement. (see Note 8 to the Consolidated Financial Statements). At December 31, 2001, existing interest rate swap agreements for DDi Capital and DDi Corp. qualify as effective cash flow hedges and, accordingly, changes in fair value are not charged to operations.

Net Interest Expense

DDi Capital net interest expense decreased $21.5 million (59%) to $14.8 million in 2001, from $36.3 million in 2000. Such decrease in net interest expense is due primarily to the repayment of a portion of the amounts owed under the Dynamic Details senior credit facility in April 2000, the redemption of a portion of the DDi Capital senior discount notes in October 2000 and during the second quarter of 2001, and the redemption of the Dynamic Details senior subordinated notes in full in February 2001. Cash generated from equity offerings funded these redemptions. DDi Corp. net interest expense decreased $19.1 million (46%) to $22.1 million in 2001, from $41.2 million in 2000. Such decrease in net interest expense reflects the decrease in net interest expense incurred by DDi Capital and the redemption of the DDi Intermediate senior discount notes in full in April and October 2000. These decreases were partially offset by interest expense incurred from the acquisition of MCM and $5 million in interest expense relating to the issuance in February 2001 of the 5 ¼% convertible subordinated notes due March 1, 2008.

Income Taxes

DDi Capital income taxes decreased $36.6 million to a benefit of $13.2 million in 2001, from a $23.4 million expense in 2000, reflecting a lower level of taxable income earned in the current period. DDi Corp. income taxes decreased $37 million to a benefit of $12 million in 2001, from a $25 million expense in 2000. Such decrease in income tax expense reflects the decreased DDi Capital provision, the impact of the acquisitions of MCM and Thomas Walter, and interest deductions relating to the DDi Corp. 5 ¼% convertible subordinated notes due March 1, 2008. See Note 12 to the Consolidated Financial Statements for a reconciliation of the tax expense or benefit recorded in each period to the corresponding amount of income tax determined by applying the U.S. Federal income tax rate to the earnings or loss before income taxes.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

Net Sales

DDi Capital net sales increased $155.9 million (53%) to $448.4 million in 2000, from $292.5 million in 1999. Such increase is attributable to: (a) the production of more complex and larger panels, which increased the average sales price per panel and (b) the impact of the Automata and Golden acquisitions, which contributed $60.6 million to our net sales. DDi Corp. net sales increased $205.2 million (70%) to $497.7 million in 2000, from $292.5 million in 1999. Such increase reflects the higher level of sales achieved by DDi Capital and the impact of the acquisition of MCM. In aggregate, the Automata, Golden and MCM acquisitions contributed $109.9 million to DDi Corp. net sales for 2000. Excluding the acquisitions, our net sales increased $95.3 million (33%).

Gross Profit

DDi Capital gross profit increased $84.5 million (95%) to $173.7 million in 2000, from $89.2 million in 1999. Gross profit for 1999 includes a $1.9 million one-time charge for inventory write-downs in connection with our restructuring initiatives (see the discussion herein of Restructuring and Related Charges for further information). Excluding the one-time charge, gross profit was $91.1 million for 1999. The increase in gross profit, excluding the 1999 restructuring charge resulted from the higher level of sales, an improvement in production yields in our pre-production operations, and the impact of the Automata and Golden acquisitions. DDi

Corp. gross profit increased $103.3 million (117%) to $191.5 million in 2000, from $88.2 million in 1999. Excluding the $1.9 million one-time restructuring charge, gross profit was $90.1 million for 1999. Such increase, excluding the 1999 restructuring charge reflects the improvements in gross profit achieved by DDi Capital and the impact of the acquisition of MCM.

Sales and Marketing Expenses

DDi Capital sales and marketing expenses increased $15.1 million (64%) to $38.7 million in 2000, from $23.6 million in 1999. Such increase is due to: (a) growth in our sales force to accommodate existing and anticipated near-term increases in customer demand and related variable expenses due to our increased sales volume and (b) the impact of the Automata and Golden acquisitions. DDi Corp. sales and marketing expenses increased $16.1 million (68%) to $39.7 million in 2000, from $23.6 million in 1999. Such increase reflects the increase in sales and marketing expenses incurred by DDi Capital and the impact of the acquisition of MCM.

General and Administration Expenses

DDi Capital general and administration expenses increased $14.3 million (89%) to $30.4 million in 2000, from $16.1 million in 1999. The increase in expenses is attributable to higher staffing costs and other back-office expenditures to support our growth (approximately $3.4 million), the impact of the Automata and Golden acquisitions (approximately $2.1 million), higher incentive compensation expense (approximately $3 million), and an increase in bad debt expense (approximately $7.9 million). The increase in credit related losses resulted from the current economic softening, particularly in the communications sector. Such increases were partially offset by the elimination of management fees in connection with the termination of a management agreement at the time of the initial public offering by DDi Corp. (resulting in a reduction in expense of $1.1 million). DDi Corp. general and administration expenses increased $20.9 million (136%) to $36.2 million in 2000, from $15.3 million in 1999. Such increase reflects the increase in general and administration expenses incurred by DDi Capital, the impact of the acquisition of MCM, and approximately $0.7 million in costs incurred in streamlining our U.K. operations.

Amortization of Intangibles

DDi Capital amortization of intangibles decreased $2.8 million (13%) to $19.5 million in 2000, from $22.3 million in 1999. The decrease is due to the use of accelerated amortization methods with regard to certain identifiable intangibles, partially offset by the additional amortization resulting from the Automata and Golden acquisitions (approximately $0.2 million). DDi Corp. amortization of intangibles increased $0.5 million (2%) to $22.8 million in 2000, from $22.3 million in 1999. Such increase reflects the decrease in amortization of intangibles incurred by DDi Capital, partially offset by amortization attributable to the acquisition of MCM.

Restructuring and Related Charges

Restructuring and related charges for DDi Capital and DDi Corp. were $5.1 million in 1999, representing one-time costs incurred in connection with management's decision to close our Colorado facility. These charges consist of $2.6 million for severance and other exit costs and $2.5 million of costs related to the impairment of net property, plant and equipment. See Note 15 to our Consolidated Financial Statements for further information about these charges.

Net Interest Expense

DDi Capital net interest expense decreased $5.2 (13%) to $36.3 million in 2000, from $41.5 million in 1999. Such decrease is due to the repayment of a portion of the amounts owed under the Dynamic Details senior credit facility from part of the proceeds of our initial public offering in April 2000, partially offset by the impact of discount accretion on the DDi Capital senior discount notes. DDi Corp. net interest expense decreased $5.5 million (12%) to $41.2 million in 2000, from $46.7 million in 1999. Such decrease reflects the decrease in net interest expense incurred by DDi Capital, the redemption of DDi Intermediate senior discount notes principal resulting from the DDi Corp. initial public offering in April 2000 and follow-on offering in October 2000 and the repurchase of Capital Senior Discount Notes resulting from the DDi Corp. follow-on offering in October 2000. These decreases were largely offset by the impact of the acquisition of MCM. Interest on debt assumed in this acquisition was $2.0 million in 2000.

Income Taxes

DDi Capital income taxes increased $28.6 million to a tax expense of $23.4 million in 2000, from a tax benefit of $5.2 million in 1999. The increased provision reflects a higher level of taxable income earned in the current period. DDi Corp. income taxes increased $32.4 million to a tax expense of $25.0 million in 2000, from a tax benefit of $7.4 million in 1999. Such increase reflects the increased DDi Capital provision and the impact of the acquisition of MCM, which generated $2.8 million in tax expense in 2000. See Note 12 to the Consolidated Financial Statements for a reconciliation of the tax expense or benefit recorded in each period to the corresponding amount of income tax determined by applying the U.S. Federal income tax rate to the earnings or loss before income taxes.

Quarterly Financial Information

The following tables present selected quarterly financial information for each of the twelve quarters ended December 31, 2001. This information is unaudited but, in our opinion, reflects all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of this information, in accordance with generally accepted accounting principles. These quarterly results are not necessarily indicative of future results.

	DDi Capital, Three Months Ended											
	Mar. 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
	(in millions)											
Net sales	$59.2	$71.7	$82.9	$78.7	$75.3	$86.9	$132.2	$154.0	$118.7	$65.2	$53.7	$47.1
Cost of goods sold	41.8	50.2	57.2	52.2	49.0	55.9	83.9	85.9	74.8	44.9	46.4	43.2
Restructuring-related inventory impairment	—	—	—	1.9	—	—	—	—	—	—	—	3.7
Gross profit	$17.4	$21.5	$25.7	$24.6	$26.3	$31.0	$ 48.3	$ 68.1	$ 43.9	$20.3	$ 7.3	$ 0.2

	DDi Corp., Three Months Ended											
	Mar. 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
	(in millions)											
Net sales	$59.2	$71.7	$82.9	$78.7	$75.3	$101.5	$149.6	$171.3	$140.7	$85.8	$70.6	$64.5
Cost of goods sold	42.0	50.4	57.4	52.6	49.0	66.5	95.1	95.6	88.1	59.3	59.3	56.9
Restructuring-related inventory impairment	—	—	—	1.9	—	—	—	—	—	—	—	3.7
Gross profit	$17.2	$21.3	$25.5	$24.2	$26.3	$ 35.0	$ 54.5	$ 75.7	$ 52.6	$26.5	$11.3	$ 3.9

The quarterly financial information provided above does not present income (loss) before extraordinary items, net income (loss) and related per share data. Such information is not presented because it does not allow for meaningful comparisons among quarters; the data fluctuates greatly from quarter to quarter due to the reclassification of our Class A and Class L common stock into new common stock in connection with our initial public offering and due to the changes in our net interest expense (and related tax expense) as a result of the reduction in debt with the use of proceeds from our debt and equity offerings. Further quarterly financial information not presented above is presented in our quarterly reports on Form 10-Q.

Liquidity and Capital Resources

As of December 31, 2001, cash, cash equivalents and marketable securities were $39.5 million for DDi Capital, and $45.5 million for DDi Corp. compared to $39.6 million for DDi Capital, and $66.9 million for DDi Corp. as of December 31, 2000. Our principal source of liquidity to fund ongoing operations for the year ended December 31, 2001 was cash provided by operations.

Net cash provided by operating activities for the year ended December 31, 2001 was $47.6 million for DDi Capital and $55.8 million for DDi Corp., compared to $61.1 million for DDi Capital and $64.8 million for DDi Corp. for the year ended December 31, 2000 and $24.8 million for both DDi Capital and DDi Corp. for the year ended December 31, 1999.

Capital expenditures for the year ended December 31, 2001 were $24.7 million for DDi Capital, and $35.2 million for DDi Corp., compared to $24.0 million for DDi Capital and $27.2 million for DDi Corp. for the year ended December 31, 2000 and $18.2 million for both DDi Capital and DDi Corp. during the year ended December 31, 1999.

As of December 31, 2001, DDi Capital and DDi Corp. had long-term borrowings of $139.0 million and $261.0 million, respectively. Dynamic Details has a $75.0 million revolving credit facility for revolving credit loans, letters of credit and swing line loans. Access to the full amount of the revolving credit facility is subject to conditions set forth in the credit facility agreement. Under an amendment to the Dynamic Details senior credit facility in December 2001, the maximum amount we can borrow under the revolving credit facility is limited to $37.5 million until mid-2003. At December 31, 2001, Dynamic Details had no borrowings outstanding under this revolving credit facility and had $0.7 million reserved against the facility for a letter of credit and had $36.8 million available for borrowing under the facility. Our European operating subsidiary, DDi Europe, has $11.6 million available for borrowing under its revolving credit facility. At December 31, 2001, we had $3.0 million outstanding under this revolving credit facility.

The following table shows our contractual cash obligations and commercial commitments as of December 31, 2001:

Payments Due by Period
(in thousands)

	DDi Capital Year Ending December 31,						
Commitments	2002	2003	2004	2005	2006	Thereafter	Total
Long-Term Debt	$15,552	$19,338	$43,410	$57,519	$ —	$16,090	$151,909
Capital Lease Obligations	1,625	1,498	1,433	1,312	—	—	5,868
Operating Leases	6,738	5,814	5,055	4,987	3,740	12,274	38,608
Total Commitments	$23,915	$26,650	$49,898	$63,818	$3,740	$28,364	$196,385

	DDi Corp. Year Ending December 31,						
Commitments	2002	2003	2004	2005	2006	Thereafter	Total
Long-Term Debt	$15,552	$23,706	$47,778	$61,887	$4,368	$120,458	$273,749
Capital Lease Obligations	2,305	1,635	1,433	1,312	—	—	6,685
Operating Leases	8,985	7,779	6,832	6,720	5,473	29,601	65,390
Total Commitments	$26,842	$33,120	$56,043	$69,919	$9,841	$150,059	$345,824

The Dynamic Details senior credit facility, the DDi Capital senior discount notes, the 5 ¼% convertible subordinated notes due March 1, 2008 and the DDi Europe facilities agreement are described under the caption "Description of Indebtedness."

Based on our current level of operations, we believe that cash, cash equivalents, marketable securities, cash generated from operations and amounts available under the Dynamic Details senior credit facility and the DDi Europe facilities agreement will be adequate to meet our debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be, however, no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to enable us to service our indebtedness. We have substantial indebtedness and our operating performance and our ability to service or refinance our indebtedness will be subject to economic conditions and to financial, business and other factors, certain of which are beyond our control. For example, current economic conditions include a downturn in the communications industry that has continued to have a negative impact on our revenues and operating performance during the first quarter or 2002. If our revenues and operating performance do not improve significantly, there is significant risk that DDi Europe and Dynamic Details will not be able to meet specified financial ratios and satisfy certain financial condition tests, including a minimum EBITDA covenant contained in the Dynamic Details senior credit facility. If we do not comply with our covenants, our lenders will be able to exercise all or any of their rights and remedies under the credit facilities.

Description of Indebtedness

Dynamic Details Senior Credit Facility

Dynamic Details has entered into a credit agreement, as amended, for which JPMorgan Chase Bank is the collateral, co-syndication and administrative agent and for which Bankers Trust Company is the documentation and co-syndication agent. The lenders are a syndicate comprised of various banks, financial institutions or other entities which hold transferable interests in the Dynamic Details senior credit facility. The Dynamic Details senior credit facility, as of December 31, 2001 consists of:

- Tranche A term facility of approximately $47.6 million;
- Tranche B term facility of approximately $88.2 million; and
- a revolving line of credit of up to $75 million, including revolving credit loans, letters of credit and swing line loans (access to the full amount is subject to conditions set forth in the agreement and is currently limited to $37.5 million through mid-2003), of which no amounts are outstanding, and $0.7 million is reserved for a letter of credit.

The Dynamic Details senior credit facility is jointly and severally guaranteed by DDi Capital and its subsidiaries and secured by the assets of all of our domestic subsidiaries. Future domestic subsidiaries of Dynamic Details will also guarantee the senior credit facility and secure that guarantee with their assets. The senior credit facility requires Dynamic Details to meet financial ratios and benchmarks and to comply with other restrictive covenants, including restrictions on making distributions or loans to DDi Corp. to pay interest or principal on the notes.

The Tranche A term facility amortizes in quarterly installments from June 1999 until July 2004 when the remaining outstanding loans under the Tranche A term facility become repayable. The Tranche B term facility amortizes in quarterly installments from June 1999 until September 2004 at which time the remaining outstanding loans under the Tranche B term facility becomes repayable in two equal quarterly installments with a final payment in April 2005. The revolving line of credit terminates in July 2004.

Borrowings under the Dynamic Details senior credit facilities for Tranche A and the revolving credit facility bear interest at varying rates based, at our option, on either LIBOR plus 300 basis points or the bank rate plus 200 basis points in each case subject to adjustment based on the consolidated leverage ratio of Dynamic Details, as defined in the credit agreement. Borrowings for Tranche B under the Dynamic Details senior credit facility bear interest at rates based, at our option, on either LIBOR plus 400 basis points or the bank rate plus 300 basis points. The overall effective interest rate for the term loans, after giving effect to the interest rate swap agreement, as of

December 31, 2001, was 8.05%. Dynamic Details is required to pay to the lenders under the senior credit facility a commitment on the average unused portion of the revolving credit facility and a letter of credit fee on each letter of credit outstanding. The senior credit facility requires Dynamic Details to apply proceeds of sales of debt, equity or material assets to prepay its senior credit facility, subject to some exceptions, and Dynamic Details must also, in some circumstances, pay excess cash flow to the lenders under its senior credit facility.

DDi Europe Facilities Agreement

In connection with DDi Corp.'s acquisition of MCM Electronics, DDi Corp. assumed MCM Electronics' debt obligations under a facilities agreement dated May 27, 1999 between MCM Electronics and The Governor and Company of the Bank of Scotland, as arranger, agent, security trustee, term loan bank and working capital bank. MCM Electronics has been combined with our other European operations to form DDi Europe Limited. We amended and restated the facilities agreement in part on November 15, 2001. This facility consists of:

- Tranche A term loan facility of up to an aggregate principal amount of £17.25 million;
- Tranche B term loan facility of up to an aggregate principal amount of £0.75 million; and
- working capital facilities of an aggregate maximum principal amount of £10.0 million

The term loan facilities require DDi Europe to meet financial ratios and to comply with other restrictive covenants. Substantially all of the assets of DDi Europe are pledged as collateral under the DDi Europe facilities agreement.

As of December 31, 2001, an aggregate of £17 million, or $24.8 million, was outstanding under the facilities.

The Tranche A term loan facility is repayable in increasing quarterly installments beginning in June 2000 with the final payment payable in September 2007. Pursuant to an amendment in November 2001, no payments are due on the Tranche A term loan facility from October 2001 through February 2003. The Tranche B term loan facility is repayable in full in December 2007. The working capital facility is available until November 2002 and may be renewed at Bank of Scotland's discretion.

Borrowings under the facilities bear interest at varying rates, comprising of LIBOR at the dates of commencement of the relevant quarterly interest period plus a margin of 150 basis points for Tranche A, Tranche B and the working capital facility. The agreement requires DDi Europe to make interest hedging arrangements and consequently DDi Europe has entered into an interest rate swap agreement covering 100% of its borrowings under these facilities. The overall effective interest rate for the DDi Europe term loan facilities, after giving effect to the interest rate swap agreement, as of December 31, 2001, was 8.42%.

DDi Europe is required to pay non-utilization fees on the average unused portion of each of the facilities.

DDi Capital Senior Discount Notes

The DDi Capital senior discount notes were issued in an aggregate principal amount at maturity of $110 million and will mature on November 15, 2007. The senior discount notes were issued under an indenture dated as of November 18, 1997 between DDi Corp., as issuer, and The State Street Bank and Trust Company, as trustee, as supplemented by the supplemental indenture dated as of February 10, 1998 between DDi Capital and the trustee. The senior discount notes are senior unsecured obligations of DDi Capital. The senior discount notes were issued at a discount to their aggregate principal amount at maturity and will accrete in value until November 15, 2002 at a rate per annum equal to 12.5%, compounded semi-annually. Cash interest on the senior discount notes will not accrue prior to November 15, 2002. Thereafter, interest will accrue at the rate of 12.5% per annum, payable semi-annually in arrears on each May 15 and November 15 of each year commencing May 15, 2003 to the holders of record on the immediately preceding May 1 and November 1, respectively.

On or after November 15, 2002, the DDi Capital senior discount notes may be redeemed at the option of DDi Capital, in whole at any time or in part from time to time, at a redemption price that is greater than the accreted value of the notes, plus accrued and unpaid interest, if any, to the redemption date. We used $37.6 million of the proceeds from DDi Corp.'s October 2000 follow-on public offering to repurchase a portion of the DDi Capital senior discount notes with an aggregate principal amount at maturity of $47.0 million, and we used $45.5 million of the proceeds from our February 2001 public offering to repurchase notes with an aggregate principal amount at maturity of $46.9 million.

DDi Corp. 5 1/4% Convertible Subordinated Notes due March 1, 2008

The DDi Corp. 5 1/4% convertible subordinated notes were issued in an aggregate principal amount of $100 million and will mature on March 1, 2008. The convertible subordinated notes were issued under an indenture dated as of February 20, 2001, as supplemented by a supplemental indenture dated as of February 20, 2001, in each case between us, as issuer, and The State Street Bank and Trust Company, as trustee. The convertible subordinated notes are subordinated, unsecured obligations of DDi Corp. Cash interest on the convertible subordinated notes accrues at the rate of 5.25% per annum, payable semi-annually in arrears on each March 1 and September 1 of each year commencing September 1, 2001 to the holders of record on the immediately preceding February 15 and August 15, respectively.

On or after March 5, 2004, the convertible subordinated notes may be redeemed at the option of DDi Corp., in whole or in part, at a redemption price that is greater than the outstanding principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 and No. 142. SFAS No. 141 "Business Combinations" requires that the purchase method of accounting be used for all business combinations, establishes specific criteria for recognizing intangible assets separately from goodwill and requires certain disclosures regarding reasons for a business combination and the allocation of the purchase price paid. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase accounting method for which the date of acquisition is after June 30, 2001. SFAS No. 142 "Goodwill and Other Intangible Assets" establishes that goodwill and certain intangible assets will not be amortized and the amortization period of certain intangible assets will no longer be limited to forty years. In addition, SFAS No. 142 requires that goodwill and intangible assets that are not amortized be tested for impairment at least annually. SFAS No. 142 is effective in fiscal years beginning after December 15, 2001. For acquisitions effective before June 30, 2001, we adopted both SFAS No. 141 and No. 142 on January 1, 2002. We will also implement SFAS No. 141 and SFAS No. 142 for any acquisitions occurring after June 30, 2001. As part of the adoption of SFAS No. 142 on January 1, 2002, we will no longer amortize goodwill or intangible assets with indefinite lives related to existing goodwill and intangible assets. We expect that upon adoption of SFAS No. 142, we will no longer record annual fiscal year amortization associated with existing goodwill of approximately $10.0 million.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale, requires that long-lived assets that are to be disposed by sale be measured at the lower of book value or fair value less cost to sell and expands the scope of discontinued operations to include all components of an entity with operations that (a) can be distinguished from the rest of the entity and (b) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for all fiscal years beginning after December 15, 2001 and is therefore effective for us beginning with our fiscal quarter ending March 31, 2002. We are currently evaluating the impact of the adoption of SFAS No. 144 on our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

A number of the matters and subject areas discussed in this Form 10-K are forward-looking in nature. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may differ materially from our actual future experience involving any one or more of such matters and subject areas. We wish to caution readers that all statements other than statements of historical facts included in this Annual Report on Form 10-K regarding our financial position and business strategy may constitute forward-looking statements. All of these forward-looking statements are based on estimates and assumptions made by our management, which although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed on such estimates and statements. No assurance can be given that any of such estimates or statements will be realized and it is likely that actual results will differ materially from those contemplated by such forward-looking statements. Factors that may cause such differences include: (1) changes in general economic conditions in the markets in which we may compete and fluctuations in demand in the electronics industry; (2) ability to sustain historical margins as the industry develops; (3) increased competition; (4) increased costs; (5) loss or retirement of key members of management; (6) increases in our cost of borrowings or unavailability of additional debt or equity capital on terms considered reasonable by management; (7) adverse state, federal or foreign legislation or regulation or adverse determinations by regulators; and (8) inability to consummate acquisitions on attractive terms. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. In addition to the items specifically discussed in the foregoing, our business and results of operations are subject to the rules and uncertainties described under the heading "Factors That May Affect Future Results" contained herein, however, the operations and results of our business also may be subject to the effect of other risks and uncertainties. Such risks and uncertainties include, but are not limited to, items described from time to time in our reports filed with the Securities and Exchange Commission.

FACTORS THAT MAY AFFECT OUR FUTURE RESULTS

Substantial Indebtedness

We have a substantial amount of indebtedness. As of December 31, 2001, our total debt was approximately $282.2 million for DDi Corp. and $156.6 million for DDi Capital. As of December 31, 2001, we had $36.8 million available under the Dynamic Details senior credit facility and $11.6 million available under the DDi Europe revolving credit facility for future borrowings for general corporate purposes and working capital needs. Access to the full amount amount available under the Dynamic Details senior credit facility is subject to conditions set forth in the agreement. In addition, subject to the restrictions in the DDi Capital senior discount notes, the DDi Europe facilities agreement and Dynamic Details senior credit facility, we may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other purposes.

As a result of our level of debt and the terms of our debt instruments:

- our vulnerability to adverse general economic conditions is heightened;
- we will be required to dedicate a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;
- we are and will continue to be limited by financial and other restrictive covenants in our ability to borrow additional funds, consummate asset sales, enter into transactions with affiliates or conduct mergers and acquisitions;
- our flexibility in planning for, or reacting to, changes in its business and industry will be limited;
- we are sensitive to fluctuations in interest rates because some of our debt obligations are subject to variable interest rates; and
- our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

Our ability to pay principal and interest on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control, as well as the availability of revolving credit borrowings under the Dynamic Details senior credit facility and the DDi Europe facilities agreement or successor facilities. We anticipate that our existing cash and marketable securities, operating cash flow, amounts available under our existing credit facilities and the proceeds of DDi Corp.'s public offerings will be sufficient to meet our operating expenses and to service our debt requirements as they become due. If we are unable to service our indebtedness, we will be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital. There is no assurance that we can effect any of these remedies on satisfactory terms, or at all.

Business Cycles of the End Markets We Serve

The end markets into which we sell printed circuit boards and electronic manufacturing services (including communications and networking equipment; computers and peripherals; medical, automotive, industrial and test equipment; and aerospace equipment) have their own business cycles. Some of these cycles show predictability from year to year. However, other cycles, are unpredictable in commencement, depth and duration. The communications industry entered into a significant downturn in late 2000, which continues as of this date. This has had a negative impact on our revenues and operating performance for the year ended December 31, 2001 and has continued to have a negative impact on our revenues and operating performance during the first quarter of 2002. The failure of such industries to recover, a worsening of the downturn, or any other event leading to additional excess capacity will negatively impact our revenues, gross margins and operating margins.

If our revenues and our operating performance do not improve significantly, there is significant risk that DDi Europe and Dynamic Details will not be able to meet specified financial ratios and satisfy certain financial condition tests, including a minimum EBITDA covenant contained in the Dynamic Details senior credit facility.

As a result of the foregoing, we may be required to commence discussions with our lenders regarding forbearance agreements, additional amendments or waivers under, or a potential restructuring of, the Dynamic Details senior credit facility and our other indebtedness. We do not currently have any agreement with any lenders with respect to any such forbearance, amendments, waivers or restructuring, and there can be no assurance that any such agreement could be obtained.

Any increase in our debt service requirements or any reduction in amounts available for borrowing under the Dynamic Details senior credit facility or our other indebtedness could significantly affect our ability to meet debt service requirements, to fund capital expenditures, acquisitions, and working capital. There can be no assurance that the Dynamic Details senior credit facility or our other indebtedness would be renegotiated on terms acceptable to us.

If we are not able to comply with the current financial covenant levels, we will not be able to borrow under the Dynamic Details senior credit facility, and the lenders under this facility will have the right to declare the outstanding borrowings under the facility to be immediately due and payable and the exercise of all or any of their other rights and remedies, including foreclosing on the collateral pledged to secure the facility, which consists of substantially all of the assets of Dynamic Details and its subsidiaries.

Restrictions Imposed by Terms of Indebtedness

The terms of our indebtedness restrict, among other things, our ability to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. DDi Europe, DDi Capital and Dynamic Details are also required to maintain specified financial ratios and satisfy certain financial condition tests. Our subsidiaries' ability to meet those financial ratios and tests can be affected by events beyond our subsidiaries' control, and there can be no assurance that they will meet those tests. Depending on the specific circumstances, breach of any of these covenants may result in a default under some or all of our indebtedness agreements. Upon the occurrence of an event of default, lenders under such indebtedness could elect to declare all amounts outstanding together with accrued interest, to be immediately due and payable. If we were unable to repay such amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. Substantially all the assets of Dynamic Details and its subsidiaries are pledged as security under the Dynamic Details senior credit facility. Substantially all the assets of DDi Europe are pledged as security under the DDi Europe facilities agreement.

Technological Change and Process Development

The market for our products and services is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products and services that meet changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. Research and development expenses are expected to increase as manufacturers make demands for products and services requiring more advanced technology on a quicker turnaround basis. We are more leveraged than some of our principal competitors, and therefore may not be able to respond to technological changes as quickly as these competitors.

In addition, the electronics manufacturing services industry could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. We cannot assure you that we will effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment may require us to make significant capital investments. We cannot assure you that we will be able to obtain capital for these purposes in the future or that any investments in new technologies will result in commercially viable technological processes.

Dependence on a Core Group of Significant Customers

Although we have a large number of customers, net sales to our largest customer accounted for approximately 7% of our net sales in 2001. Net sales to our ten largest customers accounted for approximately 34% of our net sales during the same period. We may depend upon a core group of customers for a material percentage of our net sales in the future. Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. We cannot assure you that significant customers will order services from us in the future or that they will not reduce or delay the amount of services ordered. Any reduction or delay in orders could negatively impact our revenues. In addition, we generate significant accounts receivable in connection with providing services to our customers. If one or more of our significant customers were to become insolvent or otherwise were unable to pay us for the services provided, our results of operations would be adversely affected.

Variability of Orders

Our operating results fluctuate because we sell on a purchase-order basis rather than pursuant to long-term contracts and we expect these fluctuations to continue in the future. We are therefore sensitive to variability in demand by our customers. Because we time our expenditures in anticipation of future sales, our operating results may be less than we estimate if the timing and volume of customer orders do not match our expectations. Furthermore, we may not be able to capture all potential revenue in a given period if our customers' demand for quick-turnaround services exceeds our capacity during that period. Because of these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. Because a significant portion of our operating expenses are fixed, even a small revenue shortfall can have a disproportionate effect on our operating results. It is possible that, in future periods, our results may be below the expectations of public market analysts and investors. This could cause the market price of DDi Corp.'s common stock to decline.

Competition

The printed circuit board industry is highly fragmented and characterized by intense competition. We principally compete with independent and captive manufacturers of complex quick-turn and longer-lead printed circuit boards. Our principal competitors include other independent small private companies and integrated subsidiaries of more broadly based volume producers that also manufacture multilayer printed circuit boards and other electronic assemblies. Some of our principal competitors are less highly-leveraged than us and may have greater financial and operating flexibility.

Competition in the complex quick-turn and longer-lead printed circuit board industry has increased due to the consolidation trend in the industry, which results in potentially better capitalized and more effective competitors. Our basic technology is generally not subject to significant proprietary protection, and companies with significant resources or international operations may enter the market. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations.

Dependence on Acquisition Strategy

As part of our business strategy, we expect that we will continue to grow by pursuing acquisitions of other companies, assets or product lines that complement or expand our existing business. Competition for attractive companies in our industry is substantial. We cannot assure you that we will be able to identify suitable acquisition candidates or to finance and complete transactions that we select. In addition, existing credit facilities restrict our ability to acquire the assets or business of other companies. The attention of our management may be diverted, and operations may be otherwise disrupted. If we fail to effectively execute this acquisition strategy, the growth of our revenues may suffer and the price of DDi Corp.'s common stock may decline.

Ability to Integrate Acquired Businesses and Manage Expansion

Since December 1997, we have completed a merger and acquired eight companies. We have a limited history of owning and operating our businesses on a consolidated basis. We cannot assure that we will be able to meet performance expectations without disrupting the quality and reliability of service to customers or diverting management resources. Our expected growth has placed and may continue to place a significant strain on our management, financial resources and information, operating and financial systems. If we are unable to manage this growth effectively, our rate of growth and revenues may be adversely affected.

Ability to Process Transferred Orders at Current Margins

During the fourth quarter of 2001, we closed two of our manufacturing facilities which required us to transfer associated orders to other facilities. This transfer has had a negative impact on our expected margins for these orders in the first quarter of 2002 and has negatively impacted our financial performance. We can provide no assurance that this will not occur in the future if we pursue additional restructuring.

Costs of International Expansion

We have expanded into new foreign markets and intend to continue our international expansion. We completed our acquisitions of MCM Electronics, a United Kingdom company, and Thomas Walter limited, based in Marlow, England, on April 14, 2000 and March 5, 2001, respectively. We also acquired Olympic Circuits Canada, based in Canada, in May 2001. In addition, in April 2001, we established Dynamic Details Japan as a sales office in Tokyo, Japan. Entry into foreign markets may require considerable management time as well as, in the case of new operations, start-up expenses for market development, hiring and establishing office facilities before any significant revenues are generated. As a result, operations in new foreign markets may achieve low margins or may be unprofitable. We will be unable to utilize net operating losses incurred by foreign operations to reduce our U.S. income taxes. Therefore, as we continue to expand internationally, we may not generate operating results consistent with historical performance, and the market price of DDi Corp.'s common stock price may decline.

Intellectual Property

Our success depends in part on proprietary technology and manufacturing techniques. Currently, we do not rely on patent protection to safeguard these proprietary techniques but rely primarily on trade secret protection. Litigation may be necessary to protect our technology and determine the validity and scope of the proprietary rights of competitors. Intellectual property litigation could result in substantial costs and diversion of our management and other resources. If any infringement claim is asserted against us, we may seek to obtain a license of the other party's intellectual property rights. We cannot assure you that a license would be available on reasonable terms or at all.

Environmental Matters

Our operations are regulated under a number of federal, state, local and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because we use in our manufacturing process materials classified as hazardous such as ammoniacal etching solutions, copper and nickel. In addition, because we are a generator of hazardous wastes, we may be subject to potential financial liability for costs associated with an investigation and any remediation of sites at which we have arranged for the disposal of hazardous wastes if such sites become contaminated. Even if we fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable. The wastes we generate include spent ammoniacal etching solutions, solder stripping solutions and hydrochloric acid solution containing palladium; waste water which contains heavy metals, acids, cleaners and conditioners; and filter cake from equipment used for on-site waste treatment. Violations of environmental laws could subject us to revocation of its effluent discharge permits. Any such revocations could require us to cease or limit production at one or more of our facilities, thereby negatively impacting revenues and potentially causing the market price of DDi Corp.'s common stock to decline.

Dependence on Key Management

We depend on the services of our senior executives, including Bruce D. McMaster, President and Chief Executive Officer. We cannot assure that we will be able to retain him and other executive officers and key personnel or attract additional qualified management in the future. Mr. McMaster is not a party to an employment agreement with us. Our business also depends on our ability to continue to recruit, train and retain skilled employees, particularly engineering and sales personnel, due to our focus on the technologically advanced and time-critical segment of the electronics manufacturing services industry. In addition, our ability to successfully integrate acquired companies depends in part on our ability to retain key management and existing employees at the time of the acquisition.

Charter Documents and State Law Provisions

Provisions in our charter and bylaws may have the effect of delaying or preventing a change of control or changes in our management that stockholders consider favorable or beneficial. If a change of control or change in management is delayed or prevented, the market price of our common stock could suffer.

Controlling Stockholders

Investment funds affiliated with Bain Capital, Inc. beneficially own approximately 6% of the outstanding common stock of DDi Corp. In addition, of the nine directors who serve on our board, three are current representatives of Bain Capital, Inc. and two are former representatives of Bain Capital, Inc. By virtue of such stock ownership and board representation, these entities will continue to have a significant influence over all matters submitted to our stockholders, including the election of our directors, and to exercise significant control over our business, policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The DDi Europe facilities agreement and the Dynamic Details senior credit facility bear interest at a floating rate; the DDi Capital senior discount notes and DDi Corp. convertible subordinated notes bear interest at fixed rates. We reduce our exposure to interest rate risks through swap agreements.

The Dynamic Details revolving credit facility bears interest at (a) 3.00% per annum plus the applicable LIBOR or (b) 2.00% per annum plus the federal reserve reported overnight funds rate plus 0.5% per annum. As of December 31, 2001, we had no amount outstanding under our revolving credit facility. Based upon our anticipated utilization of the Dynamic Details revolving credit facility through the year ending December 31, 2002, a 10% change in interest rates is not expected to materially affect the interest expense to be incurred on this facility during such period.

Under the terms of the current swap agreement, we pay a maximum annual rate of interest applied to a notional amount equal to the principal balance of the term facility portion of the Dynamic Details senior credit facility. From January 1, 2002 through December 31, 2002 we pay a fixed annual rate of 5.99%, from January 1, 2003 through December 31, 2003, we pay a fixed annual rate of 6.49% and from January 1, 2004 through the scheduled maturity of the Tranche B term facility under the Dynamic Details senior credit facility in 2005 we pay a fixed annual rate of 6.99%. The term loan facility portion of the Dynamic Details senior credit facility bears interest based on one-month LIBOR. As of December 31, 2001, one-month LIBOR was 1.88%. If one-month LIBOR increased by 10% to 2.07%, interest expense related to the term loan facility portion would not increase over the year ending December 31, 2002 due to the fixed rates under the swap agreements. The overall effective interest rate for the term loans, after giving effect to the interest rate swap agreement, as of December 31, 2001, was 8.05%.

Under the terms of the current swap agreement, DDi Europe pays a fixed annual rate of interest equal to 6.92% applied to fixed amounts of debt per the agreement, through September 2002. As of December 31, 2001, the swap covers approximately 100% of the outstanding debt under the facilities agreement. Based upon our anticipated utilization of the DDi Europe revolving credit facility through the year ending December 31, 2002, a 10% change in interest rates is not expected to materially affect the interest expense to be incurred on this facility during such period. The DDi Europe facilities agreement bears interest based on three-month LIBOR. As of December 31, 2001, three-month LIBOR was 1.88%. If three-month LIBOR increased by 10% to 2.07%, interest expense related to the term loan facility would not increase due to the fixed rate of 6.92% under the swap agreement. The overall effective interest rate for the DDi Europe term loan facilities, after giving effect to the interest rate swap agreement, as of December 31, 2001, was 8.42%.

A change in interest rates would not have an effect on our interest expense on the DDi Capital senior discount notes or DDi Corp. convertible subordinated notes because these instruments bear a fixed rate of interest.

Foreign Currency Exchange Risk

The sales and expenses and financial results of DDi Europe and of our Canadian operations are denominated in British pounds and Canadian dollars, respectively. We have foreign currency translation risk equal to our net investment in those operations. However, since nearly all of our sales are denominated in local currency or in U.S. dollars, we have relatively little exposure to foreign currency transaction risk with respect to sales made. Based on our fiscal 2002 forecast, the effect of an immediate 10% change in exchange rates would not have an impact on our operating results over the year ending December 31, 2002. We do not use forward exchange contracts to hedge exposures to foreign currency denominated transactions and do not utilize any other derivative financial instruments for trading or speculative purposes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statement information, including the report of independent accountants, required by this Item 8 is set forth on pages F-1 to F-40 of this Annual Report on Form 10-K and is hereby incorporated into this Item 8 by reference. The Quarterly Financial Information required by this Item 8 is set forth in Item 7 of this Annual Report on Form 10-K and is hereby incorporated into this Item 8 by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) DDi Corp.

The information set forth under the captions "ELECTION OF DIRECTORS" and "TRANSACTIONS WITH MANAGEMENT AND OTHERS—Section 16(a) Beneficial Ownership Reporting Compliance" in DDi Corp.'s definitive proxy statement (the "Proxy Statement") for the Annual Meeting of Stockholders scheduled to be held in May 2002, is incorporated herein by reference. The Proxy Statement will be filed with the U.S. Securities and Exchange Commission (the "Commission") not later than 120 days after the close of Fiscal 2001. Information regarding DDi Corp.'s executive officers is included in Part I of this Annual Report on Form 10-K under the caption "Executive Officers of DDi Corp."

(b) DDi Capital.

The information called for by this Item 10 with respect to DDi Capital is omitted under the reduced disclosure format pursuant to General Instruction I(2)(c) of Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

(a) DDi Corp.

Except as specifically provided, the information set forth under the captions "COMPENSATION OF EXECUTIVE OFFICERS" and "INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD—Compensation of Directors" in the Proxy Statement is incorporated herein by reference. The Proxy Statement will be filed with the Commission not later than 120 days after the close of Fiscal 2001. The Performance Graph and the Report on Executive Compensation set forth under the caption "COMPENSATION OF EXECUTIVE OFFICERS" in the Proxy Statement shall not be deemed incorporated by reference herein and shall not otherwise be deemed "filed" as part of this Annual Report on Form 10-K.

(b) DDi Capital.

The information called for by this Item 11 with respect to DDi Capital is omitted under the reduced disclosure format pursuant to General Instruction I(2)(c) of Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) DDi Corp.

The information set forth under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Proxy Statement is incorporated herein by reference. The Proxy Statement will be filed with the Commission not later than 120 days after the close of Fiscal 2001.

(b) DDi Capital

The information called for by this Item 12 with respect to DDi Capital is omitted under the reduced disclosure format pursuant to General Instruction I(2)(c) of Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) DDi Corp.

The information set forth under the caption "TRANSACTIONS WITH MANAGEMENT AND OTHERS" in the Proxy Statement is incorporated herein by reference. The Proxy Statement will be filed with the Commission not later than 120 days after the close of Fiscal 2001.

(b) DDi Capital

The information called for by this Item 13 with respect to DDi Capital is omitted under the reduced disclosure format pursuant to General Instruction I(2)(c) of Form 10-K.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) *Financial Statements*

INDEX TO FINANCIAL STATEMENTS

(a)(2) *Financial Statement Schedules.*

Schedule II—Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or the notes thereto.

(a)(3) *Exhibits.*

The exhibits listed below are hereby filed with the Commission as part of this Annual Report on Form 10-K. Certain of the following exhibits have been previously filed with the Commission pursuant to the requirements of the Securities Act or the Exchange Act. Such exhibits are identified by the parenthetical references following the listing of each such exhibit and are incorporated herein by reference. We will furnish a copy of any exhibit upon request, but a reasonable fee will be charged to cover our expense in furnishing such exhibit.

Exhibit	Description
3.1	Certificate of Incorporation of DDi Merger Co. (Previously filed with Commission on March 30, 2001 as Exhibit 3.1 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
3.2	Amended and Restated By-laws of DDi Corp. (Previously filed with the Commission on March 30, 2001 as Exhibit 3.2 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
3.3	Certificate of Merger of DDi Corp., a California corporation, with and into DDi Merger Co., a Delaware corporation. (Previously filed with the Commission on March 30, 2001 as Exhibit 3.3 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
3.4	DDi Capital Corp. Articles of Incorporation, as amended. (Previously filed with the Commission on November 26, 1997 as Exhibit 3.1 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187.)
3.5	Amendment to the Articles of Incorporation of DDi Capital Corp. dated December 15, 1998. (Previously filed with the Commission on March 31, 1999 as Exhibit 3.1.1 to DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
3.6	DDi Capital Corp. By-laws. (Previously filed with the Commission on November 26, 1997 as Exhibit 3.2 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187.)

Exhibit	Description
4.1	Stockholders Agreement dated as of March 31, 2000. (Previously filed with the Commission on March 30, 2001 as Exhibit 4.1 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
4.2	Amendment, dated as of October 2, 2000, to the Stockholders Agreement dated as of March 31, 2000. (Previously filed with the Commission on March 30, 2001 as Exhibit 4.2 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
4.3	Amendment, dated as of January 29, 2001, to the Stockholders Agreement dated as of March 31, 2000. (Previously filed with the Commission on March 30, 2001 as Exhibit 4.3 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
4.4	Form of certificate representing shares of Common Stock. (Previously filed with the Commission on April 6, 2000 as Exhibit 4.2 to Amendment No. 3 to DDi Corp.'s Registration Statement on Form S-1, Registration No. 333-95623.)
4.5	Subordinated Indenture dated February 20, 2001 between DDi Corp. and State Street Bank and Trust Company Relating to Subordinated Debt Securities. (Previously filed with the Commission on March 30, 2001 as Exhibit 4.5 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
4.6	Supplemental Indenture dated February 20, 2001 between DDi Corp. and State Street Bank and Trust Company Relating to 5 1/4% Convertible Subordinated Notes due 2008. (Previously filed with the Commission on March 30, 2001 as Exhibit 4.6 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
4.7	Indenture dated as of November 18, 1997 between Details Holdings Corp. and State Street Bank and Trust Company Relating to 12 1/2% Senior Discount Notes due 2007. (Previously filed with the Commission on November 26, 1997 as Exhibit 4.1 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187.)
4.8	Exchange and Registration Rights Agreement dated as of November 18, 1997, regarding Details Holdings Corp. 12 1/2% Senior Discount Notes due 2007. (Previously filed with the Commission on November 26, 1997 as Exhibit 4.3 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187.
4.9	First Supplemental Indenture dated February 10, 1998 between Details Holdings Corp. and State Street Bank and Trust Company. (Previously filed with the Commission on March 30, 2001 as Exhibit 4.9 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)

Exhibit	Description

Material Contracts Relating to Management Compensation Plans or Arrangements

10.1	Details Holdings Corp.–Dynamic Circuits 1996 Stock Option Plan dated as of July 23, 1998. (Previously filed with the Commission on March 31, 1999 as Exhibit 10.6 to DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.2	Details Holdings Corp.–Dynamic Circuits 1997 Stock Option Plan dated as of July 23, 1998. (Previously filed with the Commission on March 31, 1999 as Exhibit 10.7 to DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.3	Details Holdings Corp. Bonus Plan dated as of July 23, 1998. (Previously filed with the Commission on March 31, 1999 as Exhibit 10.8 to DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.4	DDi Corp. 2000 Equity Incentive Plan. (Previously filed with the Commission on March 22, 2000 as Exhibit 10.8 to Amendment No. 2 to DDi Corp.'s Registration Statement on Form S-1, Registration No. 333-95623.)
10.5	The 1997 Details, Inc. Equity Incentive Plan. (Previously filed with the Commission on November 26, 1997 as Exhibit 10.7 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187.)
10.6	Details, Inc. 1996 Employee Stock Option Plan. (Previously filed with the Commission on November 26, 1997 as Exhibit 10.8 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187.)
10.7	Details, Inc. 1996 Performance Stock Option Plan. (Previously filed with the Commission on November 26, 1997 as Exhibit 10.9 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187.)

Other Material Contracts

10.9	DDi Corp. Employee Stock Purchase Plan. (Previously filed with the Commission on March 22, 2000 as Exhibit 10.37 to Amendment No. 2 to DDi Corp.'s Registration Statement on Form S-1, Registration No. 333-95623).
10.10	DDi Corp. Employee Stock Purchase Plan for Employees of Non-U.S. Subsidiaries. (Previously filed with the Commission on September 12, 2000 as Exhibit 10.40 to DDi Corp.'s Registration Statement on Form S-1, Registration No. 333- 45648).
10.11	Credit Agreement, dated as of July 23, 1998 (and as amended and restated as of August 28, 1998), among Details Capital Corp., Details, Inc., Dynamic Circuits, Inc., the several banks and other financial institutions or entities from time to time parties to this Agreement, Bankers Trust Company, and The Chase Manhattan Bank. (Previously filed with the Commission on March 2, 2000 as Exhibit 10.3.1 to Amendment No. 1 to DDi Corp.'s Registration Statement on Form S-1, Registration No. 333-95623.)
10.12	First Amendment, dated as of March 10, 1999, to the Credit Agreement, dated as of July 23, 1998, among (i) DDi Capital Corp., formerly known as Details Capital Corp.; (ii) Dynamic Details, Incorporated, formerly known as Details, Inc.; (iii) Dynamic Details Incorporated, Silicon Valley, formerly known as Dynamic Circuits, Inc.; (iv) the several banks and other financial institutions from time to time parties thereto; (v) Bankers Trust Company.; and (vi) The Chase Manhattan Bank. (Previously filed with the Commission on March 2, 2000 as Exhibit 10.3.2 to Amendment No. 1 to DDi Corp.'s Registration Statement on Form S-1, Registration No. 333-95623.)

Exhibit	Description
10.13	Second Amendment, dated as of March 22, 2000, to the Credit Agreement, dated as of July 23, 1998, among (i) DDi Capital Corp., formerly known as Details Capital Corp.; (ii) Dynamic Details, Incorporated, formerly known as Details, Inc.; (iii) Dynamic Details Incorporated, Silicon Valley, formerly known as Dynamic Circuits, Inc.; (iv) the several banks and other financial institutions from time to time parties thereto; (v) Bankers Trust Company; and (vi) The Chase Manhattan Bank. (Previously filed with the Commission on March 30, 2001 as Exhibit 10.14 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.14	Third Amendment, dated as of October 10, 2000, to the Credit Agreement, dated as of July 23, 1998, among (i) DDi Capital Corp., formerly known as Details Capital Corp.; (ii) Dynamic Details, Incorporated, formerly known as Details, Inc.; (iii) Dynamic Details Incorporated, Silicon Valley, formerly known as Dynamic Circuits, Inc.; (iv) the several banks and other financial institutions from time to time parties thereto; (v) Bankers Trust Company; and (vi) The Chase Manhattan Bank. (Previously filed with the Commission on March 30, 2001 as Exhibit 10.15 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.15	Fourth Amendment, dated as of February 13, 2001, to the Credit Agreement, dated as of July 23, 1998, among (i) DDi Capital Corp., formerly known as Details Capital Corp.; (ii) Dynamic Details, Incorporated, formerly known as Details, Inc.; (iii) Dynamic Details Incorporated, Silicon Valley, formerly known as Dynamic Circuits, Inc.; (iv) the several banks and other financial institutions from time to time parties thereto; (v) Bankers Trust Company; and (vi) The Chase Manhattan Bank. (Previously filed with the Commission on March 30, 2001 as Exhibit 10.16 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.16	Fifth Amendment, dated as of December 31, 2001, to the Credit Agreement, dated as of July 23, 1998, among (i) DDi Capital Corp., formerly known as Details, Capital Corp.; (ii) Dynamic Details, Incorporated, formerly known as Details, Inc.; (iii) Dynamic Details Incorporated, Silicon Valley, formerly known as Dynamic Circuits, Inc.; (iv) the several banks and other financial institutions from time to time parties thereto; (v) Bankers Trust Company; and (vi) The Chase Manhattan Bank.
10.17	Amendment and Restatement Deed, dated November 15, 2001, relating to a Facilities Agreement dated 27 May 1999, among (i) DDi Europe Limited, formerly known as MCM Electronics Limited, (ii) the additional borrowers named therein, (iii) the other charging parties named therein, and (iv) the Governor and Company of the Bank of Scotland.
10.18	Working Capital Letter, dated November 15, 2001, among (i) DDi Europe Limited, (ii) the additional borrowers named therein, and (iii) the Governor and Company of the Bank of Scotland.
10.19	Composite Guarantee and Debenture, dated November 15, 2001, among (i) DDi Europe Limited and the additional charging companies named therein, and (ii) the Governor and Company of the Bank of Scotland.
10.20	Management Agreement dated October 28, 1997 by and between Details, Inc. and Bain Capital Partners V, L.P. (Previously filed with the Commission on January 20, 1998 as Exhibit 10.6 to Amendment No. 1 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187).
10.21	Termination and Fee Agreement dated April 14, 2000 by and between DDi Corp. and Bain Capital Partners V, L.P. (Previously filed with the Commission on March 30, 2001 as Exhibit 10.18 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.22	Real Property Master Lease Agreement dated January 1, 1996 between James I. Swenson and Susan G. Swenson, as Trustees of the Swenson Family Trust, and Details, Inc. (Previously filed with the Commission on November 26, 1997 as Exhibit 10.4 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187.)

Exhibit	Description
10.23	Personal Property Master Lease Agreement dated January 1, 1996 between James I. Swenson and Susan G. Swenson, as Trustees of the Swenson Family Trust, and Details, Inc. (Previously filed with the Commission on November 26, 1997 as Exhibit 10.5 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187.)
10.24	Amendment Number One to Real Property Master Lease Agreement dated January 1, 1997 between James I. Swenson and Susan G. Swenson, as trustees of the Swenson Family Trust and Details, Inc. (Previously filed with the Commission on March 30, 2001 as Exhibit 10.38 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.25	Lease dated June 15, 1994, by and between Michael J. Irvin, Trustee of the Davila Living Trust dated March 13, 1989 and Colorado Springs Circuits, Inc., regarding 6031-6035 Galley Road, Colorado Springs, Colorado (Previously filed with the Commission on January 20, 1998 as Exhibit 10.16 to Amendment No. 1 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187.)
10.26	Lease dated June 15, 1994, by and between Michael J. Irvin, Trustee of the Davila Living Trust dated March 13, 1989 and Colorado Springs Circuits, Inc., regarding 2115 Victor Place, Colorado Springs, Colorado (Previously filed with the Commission on January 20, 1998 as Exhibit 10.17 to Amendment No. 1 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187.)
10.27	Lease dated June 15, 1994, by and between Michael J. Irvin, Trustee of the Davila Living Trust dated March 13, 1989 and Colorado Springs Circuits, Inc., regarding 980 Technology Court, Colorado Springs, Colorado. (Previously filed with the Commission on January 20, 1998 as Exhibit 10.18 to Amendment No. 1 to DDi Capital's Registration Statement on Form S-4, Registration No. 333-41187.)
10.28	Lease Agreement dated July 22, 1991 between Geomax and Dynamic Circuits, Inc. (Previously filed with the Commission on March 31, 1999 as Exhibit 10.30 to DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.29	Lease dated March 20, 1997 by and between Mercury Partners 30, Inc. and Dynamic Circuits, Inc. (Previously filed with the Commission on March 31, 1999 as Exhibit 10.31 to DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.30	Amendment to Lease Agreement, dated as of November 9, 2001 by and between D & D Tarob Properties, LLC and Dynamic Details Incorporated Silicon Valley.
10.31	Lease dated November 12, 1997 by and between Miller and Associates and Dynamic Circuits Inc. (Previously filed with the Commission on March 30, 2001 as Exhibit 10.27 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.32	Lease dated August 18 ,1998, by and between Mrs. Alberta M. Talley, Trustee and Dynamic Circuits, Inc. (Previously filed with the Commission on March 31, 1999 as Exhibit 10.33 to DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.33	Lease Agreement dated April 14, 1998 by and between Continental Electric Contractors and Cuplex, Inc. (Previously filed with the Commission on March 31, 1999 as Exhibit 10.34 to DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.34	Lease Agreement dated as of May 13, 1996, as amended by a First Lease Amendment dated August 7, 1996, between 410 Forest Street Realty Trust and Cuplex, Inc. (Previously filed with the Commission on March 31, 1999 as Exhibit 10.35 to DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)
10.35	Lease Agreement dated as of November 2, 1995, between Trammell Crow International Partners and Cuplex, Inc. (Previously filed with the Commission on March 30, 2001 as Exhibit 10.31 to DDi Corp.'s, DDi Capital's and Dynamic Details' combined Annual Report on Form 10-K.)

Exhibit	Description
10.36	Asset Purchase Agreement dated June 26, 2000, by and between Dynamic Details, Incorporated, Virginia, and Automata International, Inc., successor by merger to Automata, Inc., Debtor and Debtor in Possession under Case No. 00-2845 (MFW) in the United States Bankruptcy Court for the District of Delaware. (Previously filed with the Commission on September 12, 2000 as Exhibit 10.41 to DDi Corp.'s Registration Statement on Form S-1, Registration No. 333- 45648).
10.37	Amendment No. 1, dated August 1, 2000, to the Asset Purchase Agreement dated June 26, 2000, by and between Dynamic Details, Incorporated, Virginia, and Automata International, Inc., successor by merger to Automata, Inc., Debtor and Debtor in Possession under Case No. 00-2845 (MFW) in the United States Bankruptcy Court for the District of Delaware. (Previously filed with the Commission on September 12, 2000 as Exhibit 10.41.1 to DDi Corp.'s Registration Statement on Form S-1, Registration No. 333-45648).
12.1	Statement re: computation of ratio of earnings to fixed charges.
21.1	Subsidiaries of DDi Corp.
23.1	Consent of PricewaterhouseCoopers LLP.
24.1	Power of Attorney.

(b) Reports on Form 8-K

No reports on Form 8-K were filed during the fourth quarter of the fiscal year covered by this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, DDi Corp. has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized, in the city of Anaheim, state of California, on the 25th day of March, 2002.

DDi CORP.

By: /s/ JOSEPH P. GISCH
Joseph P. Gisch
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of DDi Corp. and in the capacities and on the dates indicated.

Signature	Title	Date
* Bruce D. McMaster	President, Chief Executive Officer and Director (Principal Executive Officer)	
/s/ JOSEPH P. GISCH Joseph P. Gisch	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer)	March 25, 2002
* John Stumpf	Controller (Principal Accounting Officer)	
* Prescott Ashe	Director	
* Mark Benham	Director	
* Edward Conard	Director	
* David Dominik	Director	
* Robert Guezuraga	Director	
* Murray Kenney	Director	
* Stephen Pagliuca	Director	
* Stephen Zide	Director	

*By: /s/ JOSEPH P. GISCH
Joseph P. Gisch
as Attorney-in-fact
March 25, 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, DDi Capital Corp. has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized, in the city of Anaheim, state of California, on the 25th day of March, 2002.

DDi CAPITAL CORP.

By: /s/ JOSEPH P. GISCH
Joseph P. Gisch
Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of DDi Capital Corp. and in the capacities and on the dates indicated.

Signature	Title	Date
* Bruce D. McMaster	President, Chief Executive Officer and Director (Principal Executive Officer)	
/s/ JOSEPH P. GISCH Joseph P. Gisch	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)	March 25, 2002
* Prescott Ashe	Director	
* David Dominik	Director	

*By: /s/ JOSEPH P. GISCH
Joseph P. Gisch
as Attorney-in-fact
March 25, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
DDi Corp. and DDi Capital Corp.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page 42 present fairly, in all material respects, the financial position of DDi Corp. and subsidiaries and DDi Capital Corp. and its subsidiary (collectively, the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed under Item 14(a)(2) on page 42 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

As disclosed in Notes 2 and 8 to the consolidated financial statements, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities."

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Orange County, California
January 29, 2002

DDi CORP. AND DDi CAPITAL CORP.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,			
	2000 DDi Capital	2000 DDi Corp.	2001 DDi Capital	2001 DDi Corp.
ASSETS				
Current assets:				
Cash and cash equivalents	$ 39,629	$ 66,874	$ 17,569	$ 23,629
Marketable securities—available for sale	—	—	21,886	21,886
Accounts receivable, net	87,860	99,828	30,385	42,548
Inventories	24,824	30,290	15,196	24,030
Prepaid expenses and other	2,349	3,145	1,766	3,178
Income tax receivable	—	—	5,291	5,290
Deferred tax asset	14,584	14,584	12,241	12,241
Total current assets	169,246	214,721	104,334	132,802
Property, plant and equipment, net	80,928	92,726	79,134	106,869
Debt issuance costs, net	9,217	9,217	6,280	9,778
Goodwill and other intangibles, net	199,389	263,456	144,577	218,984
Other	1,048	1,247	1,824	2,384
	$459,828	$581,367	$336,149	$470,817
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Current maturities of long-term debt and capital lease obligations	$ 13,656	$ 16,935	$ 17,184	$ 17,845
Current portion of deferred interest rate swap income	1,017	1,017	95	96
Current maturities of other notes payable	895	895	441	441
Revolving credit facilities	—	—	—	2,975
Accounts payable	26,612	37,099	14,470	26,767
Accrued expenses	37,647	42,540	17,698	27,582
Income tax payable	6,099	8,215	188	2,369
Total current liabilities	85,926	106,701	50,076	78,075
Long-term debt and capital lease obligations	291,797	316,308	138,982	260,977
Other notes payable	594	594	20	20
Deferred tax liability	17,971	20,493	784	1,628
Other	874	874	7,645	7,645
Total liabilities	397,162	444,970	197,507	348,345
Commitments and contingencies (Note 13)				
Stockholders' equity:				
Common stock for DDi Corp. - $0.01 par value, 75,000,000 shares authorized, 44,328,371 and 47,950.886 shares issued and outstanding at December 31, 2000 and 2001, respectively, and for DDi Capital - $0.01 par value, 1,000 shares issued and outstanding at December 31, 2000 and 2001	1	443	1	480
Additional paid-in capital	386,297	468,256	546,710	541,215
Accumulated other comprehensive income (loss)	—	(3,048)	565	(4,311)
Stockholder receivables	—	(104)	—	(712)
Accumulated deficit	(323,632)	(329,150)	(408,634)	(414,200)
Total stockholders' equity	62,666	136,397	138,642	122,472
	$459,828	$581,367	$336,149	$470,817

The accompanying notes are an integral part of these consolidated financial statements.

DDi CAPITAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,		
	1999	2000	2001
Net sales	$292,493	$448,357	$284,700
Cost of goods sold	201,368	274,659	209,235
Restructuring-related inventory impairment	1,900	—	3,747
Gross profit	89,225	173,698	71,718
Operating expenses:			
Sales and marketing	23,609	38,713	25,447
General and administration	16,135	30,426	14,378
Amortization of intangibles	22,262	19,474	17,681
Restructuring and other related charges	5,100	—	75,713
Operating income (loss)	22,119	85,085	(61,501)
Interest rate swap valuation	—	—	9,981
Interest expense (net) and other expense (net)	41,450	36,271	14,797
Income (loss) before income taxes and extraordinary loss	(19,331)	48,814	(86,279)
Income tax benefit (expense)	5,215	(23,433)	13,226
Income (loss) before extraordinary loss	(14,116)	25,381	(73,053)
Extraordinary loss—early extinguishment of debt, net of income tax benefit of $1,437 and $7,640 in 2000 and 2001, respectively	—	(2,189)	(11,949)
Net income (loss)	$(14,116)	$ 23,192	$(85,002)

The accompanying notes are an integral part of these consolidated financial statements.

DDi CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Year Ended December 31,		
	1999	2000	2001
Net sales	$292,493	$497,665	$361,638
Cost of goods sold	202,387	306,193	263,563
Restructuring-related inventory impairment	1,900	—	3,747
Gross profit	88,206	191,472	94,328
Operating expenses:			
Sales and marketing	23,613	39,723	27,627
General and administration	15,362	36,147	21,030
Amortization of intangibles	22,262	22,806	22,568
Restructuring and other related charges	5,100	—	76,089
Operating income (loss)	21,869	92,796	(52,986)
Interest rate swap valuation	—	—	9,981
Interest expense (net) and other expense (net)	46,717	41,225	22,115
Income (loss) before income taxes and extraordinary loss	(24,848)	51,571	(85,082)
Income tax benefit (expense)	7,415	(25,000)	11,981
Income (loss) before extraordinary loss	(17,433)	26,571	(73,101)
Extraordinary loss—early extinguishment of debt, net of income tax benefit of $4,207 and $7,640 in 2000 and 2001, respectively	—	(6,367)	(11,949)
Net income (loss)	(17,433)	20,204	(85,050)
Priority distribution due shares of Class L common stock	(14,112)	(4,356)	—
Net income (loss) allocable to common stock	$ (31,545)	$ 15,848	$ (85,050)
Income (loss) per share—basic:			
Before extraordinary item	$ (3.21)	$ 0.70	$ (1.54)
Extraordinary item	$ —	$ (0.20)	$ (0.25)
Net income (loss)	$ (3.21)	$ 0.50	$ (1.79)
Income (loss) per share—diluted:			
Before extraordinary item	$ (3.21)	$ 0.66	$ (1.54)
Extraordinary item	$ —	$ (0.19)	$ (0.25)
Net income (loss)	$ (3.21)	$ 0.47	$ (1.79)

The accompanying notes are an integral part of these consolidated financial statements.

DDi CAPITAL CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,		
	1999	2000	2001
Net income (loss)	$(14,116)	$23,192	$(85,002)
Other comprehensive income (loss):			
Foreign currency translation adjustments	—	—	(433)
Cumulative effect of adoption of SFAS No. 133	—	—	(627)
Unrealized gain on inerest rate swap agreements, net of income tax effect	—	—	1,575
Unrealized holding gain on marketable securities—available for sale	—	—	50
Comprehensive income (loss)	$(14,116)	$23,192	$(84,437)

The accompanying notes are an integral part of these consolidated financial statements.

DDi CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,		
	1999	2000	2001
Net income (loss)	$(17,433)	$20,204	$(85,050)
Other comprehensive income (loss):			
Foreign currency translation adjustments	—	(3,048)	(5,021)
Cumulative effect of adoption of SFAS No. 133	—	—	(1,150)
Unrealized gain on interest rate swap agreements, net of income tax effect	—	—	1,810
Unrealized holding gain on marketable securities—available for sale	—	—	50
Comprehensive income (loss)	$(17,433)	$17,156	$(89,361)

The accompanying notes are an integral part of these consolidated financial statements.

DDi CAPITAL CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount				
Balance, December 31, 1998	1,000	$ 1	$194,737	$ —	$(332,708)	$(137,970)
Capital contribution from parent, net	—	—	5,092	—	—	5,092
Net loss	—	—	—	—	(14,116)	(14,116)
Balance, December 31, 1999	1,000	1	199,829	—	(346,824)	(146,994)
Capital contribution from parent, net	—	—	186,468	—	—	186,468
Net income	—	—	—	—	23,192	23,192
Balance, December 31, 2000	1,000	1	386,297	—	(323,632)	62,666
Capital contribution from parent, net	—	—	160,413	—	—	160,413
Foreign currency translation adjustment	—	—	—	(433)	—	(433)
Cumulative adjustment to reflect adoption of SFAS No. 133	—	—	—	(627)	—	(627)
Unrealized gain on interest rate swap agreements, net of income tax effect	—	—	—	1,575	—	1,575
Unrealized holding gain on marketable securities	—	—	—	50	—	50
Net loss	—	—	—	—	(85,002)	(85,002)
Balance, December 31, 2001	1,000	$ 1	$546,710	$ 565	$(408,634)	$ 138,642

The accompanying notes are an integral part of these consolidated financial statements.

DDi CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-In Capital	Stockholder Receivables	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount					
Balance, December 31, 1998	24,182,636	$242	$162,552	$(648)	$(331,921)	$ —	$(169,775)
Issuance of common stock upon exercise of stock options	110,774	1	44	—	—	—	45
Issuance of common stock	9,421	—	66	—	—	—	66
Accrued interest on stockholder receivables	—	—	—	(34)	—	—	(34)
Repayment of stockholder receivables	—	—	—	16	—	—	16
Net loss	—	—	—	—	(17,433)	—	(17,433)
Balance, December 31, 1999	24,302,831	243	162,662	(666)	(349,354)	—	(187,115)
Issuance of common stock upon exercise of stock options	665,376	7	1,261	—	—	—	1,268
Issuance of common stock in initial public offering, net of offering costs of $14,977	12,000,000	120	152,903	—	—	—	153,023
Issuance of common stock in MCM acquisition	2,230,619	22	29,040	—	—	—	29,062
Issuance of common stock in follow-on offering, net of offering costs of $7,557	4,608,121	46	120,848	—	—	—	120,894
Issuance of common stock upon exercise of warrants	451,782	5	102	—	—	—	107
Issuance of common stock through Employee Stock Purchase Plan	69,642	—	1,269	—	—	—	1,269
Income tax benefit of disqualified dispositions of stock options	—	—	171	—	—	—	171
Foreign currency translation adjustment	—	—	—	—	—	(3,048)	(3,048)
Accrued interest on stockholder receivables	—	—	—	(33)	—	—	(33)
Repayment, net, of stockholder receivables	—	—	—	595	—	—	595
Net income	—	—	—	—	20,204	—	20,204
Balance, December 31, 2000	44,328,371	443	468,256	(104)	(329,150)	(3,048)	136,397
Issuance of common stock upon exercise of stock options	531,743	6	3,132	—	—	—	3,138
Issuance of common stock in follow-on offering, net of offering costs of $4,369	3,000,000	30	66,101	—	—	—	66,131
Issuance of common stock through Employee Stock Purchase Plan	90,772	1	1,131	—	—	—	1,132
Foreign currency translation adjustment	—	—	—	—	—	(1,973)	(1,973)
Accrued interest on stockholder receivables	—	—	—	(8)	—	—	(8)
Increase in stockholders receivable	—	—	—	(600)	—	—	(600)
Cumulative adjustment to reflect adoption of SFAS No. 133	—	—	—	—	—	(1,150)	(1,150)
Unrealized gain on interest rate swap agreements, net of income tax effect	—	—	—	—	—	1,810	1,810
Unrealized holding gain on marketable securities	—	—	—	—	—	50	50
Income tax benefit of disqualified dispositions of stock options	—	—	2,391	—	—	—	2,391
Compensation charge for stock option modification	—	—	204	—	—	—	204
Net loss	—	—	—	—	(85,050)	—	(85,050)
Balance, December 31, 2001	47,950,886	$480	$541,215	$(712)	$(414,200)	$(4,311)	$ 122,472

The accompanying notes are an integral part of these consolidated financial statements.

DDi CAPITAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	1999	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$(14,116)	$ 23,192	$ *(85,002)*
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Restructuring and other related charges	7,000	—	77,018
Depreciation	14,413	16,690	17,088
Amortization of debt issuance costs and discount	10,931	11,073	5,186
Amortization of goodwill and intangible assets	22,262	19,474	17,681
Amortization of deferred interest rate swap income	(724)	(1,020)	(1,351)
Write-off of debt issuance costs	—	3,524	4,788
Write-off of deferred swap income	—	(1,190)	—
Deferred income taxes	(6,462)	(10,829)	(17,370)
Interest rate swap valuation	—	—	9,981
Gain on sale of fixed assets	—	—	(32)
Change in operating assets and liabilities, net of acquisitions:			
(Increase) decrease in accounts receivable	(7,703)	(36,368)	59,325
(Increase) decrease in inventories	(9,813)	(564)	7,815
(Increase) decrease in prepaid expenses and other	(1,497)	(883)	262
Increase (decrease) in current income taxes	4,687	15,361	(6,913)
Increase (decrease) in accounts payable	3,227	6,630	(15,320)
Increase (decrease) in accrued expenses and other accrued liabilities	2,607	15,961	(25,519)
Net cash provided by operating activities	24,812	61,051	47,637
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of equipment and leasehold improvements	(18,225)	(24,016)	(24,670)
Proceeds from sale of fixed assets	—	—	142
Purchase of marketable securities—available for sale	—	—	(51,758)
Proceeds from sale of marketable securities—available for sale	—	—	29,922
Merger and acquisition-related expenditures	(323)	—	(535)
Acquisition of Automata	—	(19,676)	—
Acquisition of Golden, net of cash acquired of $722	—	(12,473)	—
Acquisition of Olympic	—	—	(12,757)
Acquisition of Nelco	—	—	(2,963)
Acquisition of Altatron, net of cash acquired of $81	—	—	(4,786)
Net cash used in investing activities	(18,548)	(56,165)	(67,405)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments on long-term debt	(3,263)	(140,588)	(150,875)
Net repayments on revolving credit facility	(7,000)	—	(186)
Payments of debt issuance and capital costs	—	(742)	(3,915)
Payments of other notes payable	(2,569)	(2,473)	(1,028)
Principal payments on capital lease obligations	(1,016)	(1,553)	(1,810)
Capital contribution from parent, net	261	182,759	157,623
Payments of escrow payable to redeemed stockholders	—	(1,267)	(1,602)
Proceeds from (payments for) interest rate swaps	6,062	(2,037)	—
Payments from stockholder receivables	—	—	(487)
Net cash provided by (used in) financing activities	(7,525)	34,099	(2,280)
Effect of exchange rate changes on cash	—	—	(12)
Net increase (decrease) in cash and cash equivalents	(1,261)	38,985	(22,060)
Cash and cash equivalents, beginning of year	1,905	644	39,629
Cash and cash equivalents, end of year	$ 644	$ 39,629	$ 17,569

The accompanying notes are an integral part of these consolidated financial statements.

DDi CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	1999	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$(17,433)	$ 20,204	$ (85,050)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Restructuring and other related charges	7,000	—	77,328
Depreciation	14,413	18,730	21,156
Amortization of debt issuance costs and discount	16,226	14,298	5,668
Amortization of goodwill and intangible assets	22,262	22,806	22,568
Amortization of deferred interest rate swap income	(724)	(1,020)	(1,351)
Write-off of debt issuance costs	—	4,165	4,788
Write-off of deferred swap income	—	(1,190)	—
Deferred income taxes	(8,892)	(12,673)	(18,298)
Interest income on stockholder receivables	(34)	(33)	(8)
Interest rate swap valuation	—	—	9,981
Gain on sale of fixed assets	—	—	(26)
Change in operating assets and liabilities, net of acquisitions:			
(Increase) decrease in accounts receivable	(7,703)	(34,953)	61,954
(Increase) decrease in inventories	(9,813)	(1,212)	5,972
Increase in prepaid expenses and other	(1,066)	(936)	(668)
Increase (decrease) in current income taxes	4,687	12,171	(7,582)
Increase (decrease) in accounts payable	3,227	8,021	(16,754)
Increase (decrease) in accrued expenses and other accrued liabilities	2,662	16,453	(23,854)
Net cash provided by operating activities	24,812	64,831	55,824
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of equipment and leasehold improvements	(18,225)	(27,214)	(35,158)
Proceeds from sale of fixed assets	—	—	142
Purchase of marketable securities—available for sale	—	—	(51,758)
Proceeds from sale of marketable securities—available for sale	—	—	29,922
Merger and acquisition-related expenditures	(323)	—	(535)
Acquisition of MCM, net of cash acquired of $7,794	—	(2,599)	(89)
Acquisition of Automata	—	(19,676)	—
Acquisition of Golden, net of cash acquired of $722	—	(12,473)	—
Acquisition of Olympic	—	—	(12,757)
Acquisition of Nelco	—	—	(2,963)
Acquisition of Altatron, net of cash acquired of $81	—	—	(4,786)
Acquisition of Thomas Walter	—	—	(24,787)
Net cash used in investing activities	(18,548)	(61,962)	(102,769)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	—	—	100,000
Payments on long-term debt	(3,263)	(207,536)	(155,547)
Net borrowings (repayments) on revolving credit facilities	(7,000)	—	2,750
Payments of debt issuance and capital costs	—	(742)	(7,896)
Payments of other notes payable	(2,569)	(2,473)	(1,028)
Principal payments on capital lease obligations	(1,016)	(1,902)	(2,789)
Payments of escrow payable to redeemed stockholders	—	(1,267)	(1,602)
Repayment/(borrowing) of stockholder receivables	16	595	(600)
Proceeds from (payments for) interest rate swaps	6,062	(2,037)	—
Net proceeds from issuance of common stock through initial public offering	—	156,660	—
Costs incurred in connection with the issuance of common stock through initial public offering	—	(3,638)	—
Net proceeds from issuance of common stock through follow-on public offerings	—	122,000	66,975
Costs incurred in connection with the issuance of common stock through follow-on public offerings	—	(1,106)	(844)
Issuance of common stock through Employee Stock Purchase Plan	—	1,270	1,132
Proceeds from exercise of stock options	45	1,375	3,138
Net cash provided by (used in) financing activities	(7,725)	61,199	3,689
Effect of exchange rate changes on cash	—	2,158	11
Net increase (decrease) in cash and cash equivalents	(1,461)	66,226	(43,245)
Cash and cash equivalents, beginning of year	2,109	648	66,874
Cash and cash equivalents, end of year	$ 648	$ 66,874	$ 23,629

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except share and per share amounts)

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

Basis of Presentation

The consolidated financial statements for DDi Corp. ("DDi Corp.") include the accounts of its wholly-owned subsidiaries, DDi Intermediate Holdings Corp. ("Intermediate") and its subsidiaries and DDi Europe Limited ("DDi Europe" f/k/a MCM Electronics Limited ("MCM")). The consolidated financial statements for DDi Capital Corp. ("DDi Capital"), a wholly-owned subsidiary of Intermediate, includes the accounts of its wholly-owned subsidiary Dynamic Details, Incorporated and its subsidiaries ("Dynamic Details"). Collectively, DDi Corp. and its subsidiaries are referred to as the "Company."

As more fully described in Note 14, the consolidated financial statements of DDi Corp. include the results of MCM commencing on April 14, 2000, the date of acquisition of MCM, Automata International, Inc. ("Automata") commencing on August 4, 2000, the date of the acquisition of Automata's assets, Golden Manufacturing, Inc. ("Golden") commencing on September 15, 2000, the date of the acquisition of Golden's assets, Thomas Walter Limited ("Thomas Walter") commencing on March 5, 2001, the date of acquisition of Thomas Walter, Nelco Technology, Inc. ("Nelco") commencing on April 27, 2001, the date of acquisition of Nelco's assets, Olympic Circuits Canada ("Olympic") commencing on May 9, 2001, the date of acquisition of Olympic and Altatron Technology Inc. ("Altatron") commencing on June 4, 2001, the date of acquisition of Altatron's assets. All intercompany transactions have been eliminated in consolidation.

Recapitalization—In October 1997, the Company completed a recapitalization transaction with a group of investors. The historical bases of the Company's assets and liabilities were not affected.

In connection with the recapitalization, DDi Corp. incorporated Dynamic Details, Incorporated ("Dynamic Details") as a wholly-owned subsidiary and contributed substantially all of its assets, subject to certain liabilities, to Dynamic Details. In November 1997, DDi Corp. organized DDi Capital Corp. ("DDi Capital") as a wholly-owned subsidiary, and in February 1998, contributed substantially all its assets (including all of the shares of common stock of Dynamic Details), subject to certain liabilities, including discount notes (as described in Note 6, the "Capital Senior Discount Notes"), to DDi Capital. In July 1998, DDi Corp. organized Intermediate as a wholly-owned subsidiary and contributed all of the shares of common stock of DDi Capital to Intermediate. In April 2000, DDi Corp. acquired MCM, (see Note 14) and has subsequently combined MCM with its other European operations to form DDi Europe Limited ("DDi Europe"). DDi Europe, Dynamic Details and Dynamic Details Design LLC, a wholly-owned subsidiary of Intermediate formed in 1998, represent the operating divisions of DDi Corp.

Reclassification—Concurrent with the closing of DDi Corp.'s initial public offering on April 14, 2000 (see Note 18), each share of Class L common stock was reclassified into one share of Class A common stock plus an additional number of shares of Class A common stock (determined by dividing the preference amount of such per share by the initial public offering price of $14.00 per share). Class A and Class L common stock share ratably in the net income (loss) remaining after giving effect to the 12% yield on the Class L common stock. Each share of Class A common stock was then converted into 2.8076 shares of new common stock when DDi Corp. reincorporated in the state of Delaware. All periods presented have been retroactively adjusted for the effect of the reclassification and stock split.

Liquidity—Based on the Company's current level of operations, management believes that cash, cash equivalents, marketable securities, cash generated from operations and amounts available under its Senior Credit Facility (as defined in Note 6) will be adequate to meet its debt service requirements, capital expenditures and working capital needs for the foreseeable future.

Nature of Business

The Company provides technologically advanced, time-critical electronics design, development and manufacturing services to original equipment manufacturers and other providers of electronics manufacturing services. The Company serves over 2,000 customers in the communications, networking, computer, medical, automotive industrial and aerospace industries.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash and cash equivalents—Management defines cash and cash equivalents as highly liquid deposits with maturities of 90 days or less when purchased. The Company maintains cash and cash equivalents balances at certain financial institutions in excess of amounts insured by federal agencies. Management does not believe that as a result of this concentration it is subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships.

Marketable securities—The Company classifies its existing marketable equity securities as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities, consisting of government and agency bonds and corporate bonds, are carried at fair market value, with unrealized gains and losses reported in stockholders' equity as a component of accumulated other comprehensive income (loss). Realized gains or losses on securities sold are based on the specific identification method.

Inventories—Inventories include freight-in, materials, labor and manufacturing overhead costs and are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property, plant and equipment—Property, plant and equipment are stated at cost or in the case of property, plant and equipment acquired through business combinations, at fair value based upon allocated purchase price at the acquisition date. Depreciation is provided over the estimated useful lives of the assets using both the straight-line and accelerated methods. For leasehold improvements, amortization is provided over the shorter of the estimated useful lives of the assets or the lease term and included in the caption depreciation expense.

Debt issuance costs and debt discounts—The Company defers certain debt issuance costs relating to the establishment of its various debt facilities and the issuance of its debt instruments (see Note 6). These costs are capitalized and amortized over the expected term of the related indebtedness using the effective interest method.

The Company issued the Capital Senior Discount Notes (as defined in Note 6) at a discount. Discounts are reflected in the accompanying balance sheets as a reduction of face value and are amortized over the expected term of the related indebtedness using the effective interest method. Amortization included as interest expense

(In thousands, except share and per share amounts)

for DDi Capital amounted to approximately $8.9 million, $9.2 million and $3.1 million for the years ended December 31, 1999, 2000 and 2001, respectively. Amortization included as interest expense for DDi Corp. amounted to approximately $14.1 million, $12.4 million and $3.1 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Business combinations—The Company has accounted for all business combinations through December 31, 2001 as purchases in accordance with Accounting Principles Board Opinion No. 16, and accordingly, the results of operations since the date of acquisition are included in the consolidated financial statements.

Goodwill and identifiable intangibles—The Company amortizes the goodwill recorded as a result of its business combinations on a straight-line basis ranging from 20 years to 25 years, from the date of each transaction. Management believes that the estimated useful lives established at the dates of each transaction were reasonable based on the economic factors applicable to each of the businesses. Identifiable intangibles represent assets acquired through business combinations, and are stated at their fair values based upon purchase price allocations as of the transaction date. At December 31, 2000 and 2001, these assets are primarily comprised of developed technologies, customer relationships/tradenames, and assembled workforce. The developed technology assets are being charged to income over their estimated useful lives ranging from 5 to 10 years, using straight-line and accelerated methods of amortization, reflective of the relative contribution of each developed technology in periods following the acquisition date. The customer relationships/tradenames assets are being amortized on a straight-line basis over their estimated useful lives of 18 years. The assembled workforce assets are being amortized on a straight-line basis over their estimated useful lives ranging from 4 to 5 years. As of December 31, 2000 and 2001, the accumulated amortization related to goodwill and identifiable intangibles for DDi Capital was approximately $52.6 million and $59.6 million, respectively. As of December 31, 2000 and 2001, the accumulated amortization related to goodwill and identifiable intangibles for DDi Corp. was approximately $55.9 million and $67.7 million, respectively.

Revenue recognition—The Company recognizes revenue when there is persuasive evidence of an arrangement with the customer which states a fixed and determinable sales price and terms, delivery of the product has occurred in accordance with the terms of the sale and collectibility of the sale is reasonably assured. The Company provides a normal warranty on its products and accrues an estimated amount for this expense at the time of the sale.

Comprehensive Income—SFAS No. 130 "Reporting Comprehensive Income" establishes requirements for reporting and disclosure of comprehensive income (loss) and its components. Comprehensive income (loss) includes unrealized holding gains and losses and other items that have previously been excluded from net income and reflected instead in stockholders' equity. Comprehensive income (loss) for DDi Capital and DDi Corp. consists of net income (loss) plus the effect of foreign currency translation adjustments, unrealized holding gains on marketable securities classified as available-for-sale and unrealized net gains (losses) on interest rate swaps and related unrealized net tax impact.

The Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001 (see Note 8). In accordance with the transition provisions of SFAS No. 133, DDi Capital and DDi Corp. recorded a cumulative-effect-type adjustment to accumulated other comprehensive income (loss) for the initial difference between the book value and fair value of interest rate swap agreements as of January 1, 2001.

Concentration of credit risk—Financial instruments which potentially expose the Company to concentration of credit risk consist principally of trade accounts receivable. To minimize this risk, the Company performs

(In thousands, except share and per share amounts)

ongoing credit evaluations of customers' financial condition and maintains contacts with its customers which allows the Company to monitor current changes in business operations so it can respond as needed; the Company, however, generally does not require collateral. In 2001, no individual customer accounted for 10% or more of the Company's net sales and no individual customer accounted for 10% or more of the Company's total receivables. In 2000, one individual customer accounted for 11% of DDi Corp.'s net sales. As of December 31, 2000, one individual customer accounted for 17% of the Company's total receivables.

Environmental matters—The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. To date, such costs have not been material (see Note 13).

Income taxes—The Company records on its balance sheet deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in different periods for financial statement purposes versus tax return purposes. Management provides a valuation allowance for net deferred tax assets when it is more likely than not that a portion of such net deferred tax assets will not be recovered through future operations (see Note 12). DDi Capital is included as part of the consolidated tax return filed by DDi Corp. For financial statement purposes, DDi Capital has provided for income taxes as if it were filing separately throughout each year.

Long-lived assets—The Company follows SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

During the year ended December 31, 2001, pursuant to an evaluation under SFAS No. 121, the Company determined that the intangibles associated with the two facilities to be closed in connection with the Company's 2001 restructuring plan (see Note 15) have a fair value of zero. The Company estimated the amount of the impairment by comparing the discounted cash flows expected to be generated from the assets of the closed facilities to their carrying value. As a result, the Company recorded an adjustment to the carrying value of these intangible assets of $51.4 million to restructuring and related charges in the fourth quarter of 2001.

Foreign currency translation—The Company has designated local currency as the functional currency for its foreign subsidiaries. Accordingly, the assets and liabilities of foreign subsidiaries are translated at the rates of exchange at the balance sheet date. The income and expense items of these subsidiaries are translated at average monthly rates of exchange. The resulting translation gains and losses are included as a component of stockholders' equity on the consolidated balance sheet. The impact of these translation gains and losses on comprehensive income loss are included on the consolidated statement of comprehensive income (loss).

Derivative financial instruments—The Company has only limited involvement with derivative financial instruments. From October 1998 through December 31, 2001 the Company utilized interest rate exchange agreements ("Swap Agreements") (see Note 8) to reduce the risk of fluctuations in interest rates applicable to its Senior Term Facility (see Note 6).

(In thousands, except share and per share amounts)

On January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." In accordance with the transition provisions of SFAS No. 133, DDi Capital and DDi Corp. recorded a cumulative-effect-type adjustment to accumulated other comprehensive income (loss) of approximately $0.6 million and $1.2 million, respectively, for the initial difference between the book value and fair value of interest rate swap agreements as of January 1, 2001. The fair value of interest rate swaps at December 31, 2001 is included in accrued expenses and other long-term liabilities in the consolidated balance sheets.

Stock options—The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for compensation cost related to stock option plans and other forms of stock-based compensation plans. The Company has elected to provide the pro forma disclosures as if the fair value based method had been applied. In accordance with SFAS No. 123, the Company applies the intrinsic value based method of accounting defined under Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25"), and accordingly, does not recognize compensation expense for its plans to the extent employee options are issued at exercise prices equal to or greater than the fair market value at the date of grant.

Basic and diluted earnings per share—The Company has adopted the provisions of SFAS No. 128 "Earnings Per Share," which requires the Company to report both basic net income (loss) per share, which is based on the weighted average number of common shares outstanding, excluding contingently issuable shares such as the Class L common stock that were contingently convertible into common stock upon certain events, and diluted net income (loss) per share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding.

Prior to the initial public offering (see Note 1 and Note 18), the Company had two classes of common stock, Class A common stock ("Class A common") and Class L common stock ("Class L common"). Class L common was identical to Class A common, except that each share of Class L common was entitled to a preferential payment upon any distribution by the Company equal to the original cost of such share ($364.09) plus an amount which accrues from the original issuance date on a daily basis at 12% per annum, compounded quarterly. After payment of this preference amount, each share of Class A common and Class L common would then share equally in all distributions.

There were 396,330 Class L common shares issued and outstanding at December 31, 1999. The stated values for Class L common was $147,216 at December 31, 1999. The Class L common liquidation preference was $179,996 at December 31, 1999.

(In thousands, except share and per share amounts)

The following is a reconciliation of the numerator and denominator used in the primary and diluted income (loss) per share calculation:

	Year Ended December 31,		
	1999	2000	2001
Numerator:			
Income (loss) before extraordinary item	$ (17,433)	$ 26,571	$ (73,101)
Priority distribution due shares of Class L common stock	(14,112)	(4,356)	—
Income (loss) allocable to common stock	(31,545)	22,215	(73,101)
Extraordinary item	—	(6,367)	(11,949)
Net income (loss) allocable to common stock	$ (31,545)	$ 15,848	$ (85,050)
Denominator:			
Weighted average shares of common stock outstanding (basic)	9,831,042	31,781,536	47,381,516
Dilutive potential common shares:			
Stock options and warrants	—	1,738,911	—
Shares used in computing diluted income (loss) per share	9,831,042	33,520,447	47,381,516

As a result of the loss before extraordinary item, after deducting priority distributions of Class L common stock, incurred during the years ended December 31, 1999 and 2001 all potential common shares were anti-dilutive and excluded from the diluted net loss per share calculation for those periods.

Segment reporting—The Company has adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise that engages in business activities from which it may earn revenues and incur expenses whose separate financial information is available and is evaluated regularly by the Company's chief operating decision makers, or decision making group, to perform resource allocations and performance assessments.

The Company's chief operating decision maker is the Chief Executive Officer. Based on the evaluation of the Company's financial information, management believes that the Company operates in one reportable segment which designs, develops, manufactures, assembles and tests complex printed circuit boards, back panels and related electronic products. The Company operates in two geographical areas, domestic (U.S.A.) and international. Revenues are attributed to the country to which the product is sold. Revenues by product and service are not reported as it is impracticable to do so. During the years ended December 31, 1999, 2000 and 2001 there were no material assets in or revenues realized from any individual foreign country.

(In thousands, except share and per share amounts)

The following summarizes financial information by geographic area for DDi Corp.:

	Year ended December 31,		
	1999	2000	2001
Net sales:			
Domestic	$275,406	$408,151	$262,938
Europe	9,161	67,503	84,433
Other	7,926	22,011	14,267
Total	$292,493	$497,665	$361,638

Net sales by geographic area for DDi Capital for the years ended December 31, 1999, 2000 and 2001 are the same except the sales to Europe were $18,195 and $7,495 for the years ended December 31, 2000 and 2001, respectively.

	December 31,	
	2000	2001
Long-lived assets:		
Domestic	$290,582	$222,101
International	76,064	115,914
Total	$366,646	$338,015

Long-lived assets for DDi Capital at December 31, 2000 consist only of the domestic long-lived assets. Long-lived assets for DDi Capital at December 31, 2001 consist of $218,603 in domestic long-lived assets and $13,212 in international long-lived assets.

Reclassifications—Certain prior year amounts have been reclassified to conform with the 2001 presentation.

Recently issued accounting standards—In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 and No. 142. SFAS No. 141 "Business Combinations" requires that the purchase method of accounting be used for all business combinations, establishes specific criteria for recognizing intangible assets separately from goodwill and requires certain disclosures regarding reasons for a business combination and the allocation of the purchase price paid. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase accounting method for which the date of acquisition is after June 30, 2001. SFAS No. 142 "Goodwill and Other Intangible Assets" establishes that goodwill and certain intangible assets will not be amortized and the amortization period of certain other intangible assets will no longer be limited to forty years. In addition, SFAS No. 142 requires that goodwill and intangible assets that are not amortized be tested for impairment at least annually. SFAS No. 142 is effective in fiscal years beginning after December 15, 2001. For acquisitions effective before June 30, 2001, the Company will adopt both SFAS No. 141 and No. 142 on January 1, 2002. The Company will implement SFAS No. 141 and SFAS No. 142 for any acquisitions occurring after June 30, 2001. As part of the adoption of SFAS No. 142 on January 1, 2002, the Company will no longer amortize goodwill or intangible assets with indefinite lives related to existing goodwill and intangible assets. The Company is currently evaluating the impact of the adoption of SFAS No. 142 on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of

(In thousands, except share and per share amounts)

long-lived assets. SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale, requires that long-lived assets that are to be disposed by sale be measured at the lower of book value or fair value less cost to sell and expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for all fiscal years beginning after December 15, 2001 and is therefore effective for the Company beginning with its fiscal quarter ending March 31, 2002. The Company is currently evaluating the impact of the adoption of SFAS No. 144 on its consolidated financial statements.

3. ACCOUNTS RECEIVABLE

Accounts receivable, net consist of the following:

	DDi Capital		DDi Corp.	
	December 31, 2000	December 31, 2001	December 31, 2000	December 31, 2001
Accounts receivable	$ 99,734	$34,662	$112,705	$47,549
Less: Allowance for doubtful accounts	(11,874)	(4,277)	(12,877)	(5,001)
	$ 87,860	$30,385	$ 99,828	$42,548

4. INVENTORIES

Inventories consist of the following:

	DDi Capital		DDi Corp.	
	December 31, 2000	December 31, 2001	December 31, 2000	December 31, 2001
Raw materials	$ 9,970	$ 9,868	$12,561	$14,325
Work-in-process	12,117	3,493	14,667	6,840
Finished goods	2,737	1,835	3,062	2,865
	$24,824	$15,196	$30,290	$24,030

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	DDi Capital		DDi Corp.	
	December 31, 2000	December 31, 2001	December 31, 2000	December 31, 2001
Buildings and leasehold improvements	$ 18,497	$ 23,557	$ 20,644	$ 28,695
Machinery and equipment	101,141	93,810	120,253	138,428
Office furniture and equipment	16,179	17,043	19,535	21,494
Vehicles	334	269	1,157	878
Land	2,235	2,235	2,235	2,235
Deposits on equipment	2,336	554	2,390	554
	140,722	137,468	166,214	192,284
Less: Accumulated depreciation	(59,794)	(58,334)	(73,488)	(85,415)
	$ 80,928	$ 79,134	$ 92,726	$106,869

(In thousands, except share and per share amounts)

The depreciable lives assigned to buildings are 30-40 years. Existing leasehold improvements are depreciated over 7-15 years. Machinery, office furniture, equipment and vehicles are each depreciated over 3-7 years. Deposits are not depreciated as the related asset has not been placed into service.

Buildings and leasehold improvements include capital leases of approximately $5.1 million with related accumulated depreciation of $2.5 million and $3.0 million at December 31, 2000 and 2001, respectively. DDi Capital machinery and equipment includes capital leases of approximately $6.5 million and $4.9 million, with related accumulated depreciation of $2.3 million and $2.7 million at December 31, 2000 and 2001, respectively. DDi Corp. machinery and equipment includes capital leases of approximately $7.2 million and $7.8 million, with related accumulated depreciation of $2.8 million and $3.6 million at December 31, 2000 and 2001, respectively.

The land and building associated with the closure of the Garland, Texas facility (see Note 15) held for sale by the Company has a book value of approximately $6.4 million with related accumulated depreciation of $0.3 million. Depreciation of the building was discontinued in October 2001.

6. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations consist of the following:

	December 31, 2000		December 31, 2001	
	DDi Capital	DDi Corp.	DDi Capital	DDi Corp.
Senior Term Facility	$147,743	$147,743	$135,819	135,819
10.0% Senior Subordinated Notes	100,000	100,000	—	—
5.25% Convertible Subordinated Notes	—	—	—	100,000
12.5% Capital Senior Discount Notes, face amount of $63,000 and $16,090 at December 31, 2000 and 2001, respectively, net of unamortized discount of $12,689 and $1,612 at December 31, 2000 and 2001, respectively	50,311	50,311	14,478	14,478
DDi Europe Facilities Agreement	—	27,249	—	21,840
Capital lease obligations	7,399	7,940	5,869	6,685
Sub-total	305,453	333,243	156,166	278,822
Less current maturities	(13,656)	(16,935)	(17,184)	(17,845)
Total	$291,797	$316,308	$138,982	$260,977

Senior Credit Facility

In connection with the merger with Dynamic Circuits, Inc. ("DCI") (see Note 14), Dynamic Details entered into an agreement with a co-syndication of banks, including JPMorgan Chase Bank (formerly Chase Manhattan Bank, N.A.) and Bankers Trust Company. Borrowings under this agreement consist of the Senior Term Facility and the Revolving Credit Facility (collectively, the "Senior Credit Facility"). Under the terms of this agreement, Dynamic Details must comply with certain restrictive covenants, which include the requirement that Dynamic Details meet certain financial tests. In addition, Dynamic Details is restricted from making certain payments, including dividend payments to its stockholders. The Senior Credit Facility is jointly and severally guaranteed by Intermediate and DDi Capital, and is collateralized by a pledge of substantially all of the capital stock of Dynamic Details and certain of its subsidiaries. The Senior Credit Facility expires in April 2005.

(In thousands, except share and per share amounts)

Senior Term Facility

Under the Senior Term Facility, $255.0 million ($105.0 million under Tranche A and $150.0 million under Tranche B) was advanced to Dynamic Details in connection with the merger with DCI (see Note 14) on July 23, 1998. Scheduled principal and interest payments are due quarterly beginning June 30, 1999 (other than with respect to the last installment, which is due on July 22, 2004 and April 22, 2005 for Tranche A and Tranche B, respectively). Borrowings under the Senior Term Facility bear interest at a floating rate at the Company's option at a rate equal to either (1) 3.00%, for Tranche A, and 4.00%, for Tranche B, per annum plus the applicable LIBOR rate or (2) 2.00%, for Tranche A, and 3.00%, for Tranche B, per annum plus the higher of (a) the applicable prime lending rate of JPMorgan Chase Bank (4.75% at December 31, 2001) or (b) the federal reserve reported overnight funds rate plus ½ of 1% per annum (the "Index Rate"). The applicable margin of 3.00% for Tranche A is subject to reduction in accordance with an agreed upon pricing grid based on decreases in the Company's consolidated leverage ratio, defined as consolidated total debt to consolidated EBITDA (earnings before net interest expense, income taxes, depreciation, amortization and extraordinary or non-recurring expenses). As of December 31, 2001, the Company elected the LIBOR rate (1.9% at December 31, 2001), reset monthly. The overall effective interest rate for the Senior Term Facility, after giving effect to the interest rate swap agreement (see Note 8), as of December 31, 2001, was 8.05%.

In April 2000, the Company used a portion of the proceeds from DDi Corp.'s initial public offering (see Note 18) to repay $100.0 million of the Senior Term Facility. The balance at December 31, 2000 and 2001 was $147.7 million and $135.8 million, respectively.

Revolving Credit Facility

Dynamic Details also has a $75.0 million Revolving Credit Facility for revolving credit loans, letters of credit and swing line loans which expires on July 22, 2004. Advances under the Revolving Credit Facility bear interest at the Company's option at a rate equal to either (1) 3.00% per annum plus the applicable LIBOR rate or (2) 2.00% per annum plus the Index Rate. In addition, Dynamic Details is required to pay a fee of ½ of 1% per annum on the average unused commitment under the Revolving Credit Facility. Access to the full amount of the Revolving Credit Facility is subject to conditions set forth in the agreement and is currently limited to $37.5 million until mid-2003. At December 31, 1999 and 2000, Dynamic Details had no borrowings outstanding on this Revolving Credit Facility and had $0.7 million reserved against the Revolving Credit Facility for a letter of credit, leaving $36.8 million available for borrowings. As of December 31, 2001, the Company elected the LIBOR rate (1.9% at December 31, 2001), reset monthly.

Senior Subordinated Notes

On November 18, 1997, Dynamic Details issued $100 million of Senior Subordinated Notes. The Senior Subordinated Notes bear interest at 10% per annum, payable semi-annually in arrears on each May 15 and November 15 of each year, through the maturity date on November 15, 2005.

On February 14, 2001, DDi Corp. and some of its shareholders completed a follow-on public offering of 6,000,000 shares of its common stock, with 3,000,000 shares issued by DDi Corp. and the remainder sold by selling shareholders. Concurrently, DDi Corp. issued 5.25% Convertible Subordinated Notes due March 1, 2008 with an aggregate principal of $100.0 million. The net proceeds of both transactions were used to repurchase all of the Dynamic Details Senior Subordinated Notes.

Convertible Subordinated Notes

On February 14, 2001, DDi Corp. issued 5.25% Convertible Subordinated Notes due March 1, 2008 with an aggregate principal of $100.0 million. These notes are convertible at any time prior to maturity into shares of

(In thousands, except share and per share amounts)

common stock at a conversion price of $30.00 per share, subject to certain adjustments. These notes generated proceeds of $97.0 million, net of underwriting discounts. The net proceeds of this transaction were used to repurchase a portion of the Capital Senior Discount Notes and the Dynamic Details Senior Subordinated Notes.

Capital Senior Discount Notes

In November 1997, DDi Capital issued $110.0 million face amount at maturity (net proceeds of $60.1 million) of senior discount notes ("Capital Senior Discount Notes"), and DDi Capital later succeeded to DDi Corp. obligations under the Capital Senior Discount Notes. The Capital Senior Discount Notes are unsecured, senior obligations and will be effectively subordinated to all future indebtedness and liabilities of DDi Capital's subsidiaries. The Capital Senior Discount Notes begin bearing cash interest of 12.5% on November 15, 2002, payable each May 15 and November 15 in arrears, through the maturity date of November 15, 2007.

Except as described below, DDi Capital may not redeem the Capital Senior Discount Notes prior to November 15, 2002. On or after November 15, 2002, the Capital Senior Discount Notes may be redeemed at the option of DDi Capital, in whole or in part from time to time, at redemption prices ranging from 106.25% of accreted principal amount in the year ended November 15, 2002 to 100% of accreted principal amount subsequent to November 15, 2005, plus accrued and unpaid interest.

The Capital Senior Discount Note indenture also contains covenants that restrict the Company from incurring additional indebtedness and from making certain payments, including dividend payments to its stockholders.

The Company repurchased a portion of the Capital Senior Discount Notes with an aggregate principal amount at maturity of $47.0 million with a portion of the proceeds from DDi Corp.'s October 2000 follow-on public offering (see Note 18). In April and June 2001, the Company repurchased a portion of the Capital Senior Discount Notes, with an accreted balance of $46.9 million, for $45.5 million, using a portion of the proceeds from DDi Corp's February 2001 follow-on public offering (see Note 18). The balance at December 31, 2000 and 2001 was $50.3 million and $14.5 million, respectively.

DDi Europe Facilities Agreement

In connection with the acquisition of MCM (see Note 14), the Company assumed MCM's remaining outstanding indebtedness under a facilities agreement dated May 27, 1999 between MCM and the Governor of the Bank of Scotland as arranger, agent, security trustee, term loan bank and working capital bank ("the DDi Europe Facilities Agreement"). The DDi Europe Facilities Agreement expires on September 30, 2007 and requires DDi Europe to meet financial ratios and to comply with other restrictive covenants. All the assets of DDi Europe are pledged as collateral under the DDi Europe facilities agreement.

Term Loans

The DDi Europe Facilities Agreement consists of a Tranche A term loan facility of approximately $26 million and a Tranche B term loan facility of approximately $1 million. The Tranche A term loan facility is repayable in quarterly installments beginning in June 2000 with the final payment payable in September 2007. Pursuant to an amendment in November 2001, no payments are due on the Tranche A term loan facility from October 2001 through February 2003. The Tranche B term loan facility is repayable in full in December 2007. Borrowings under the term loans bear interest at varying rates, comprising LIBOR at the dates of commencement

(In thousands, except share and per share amounts)

of the relevant quarterly interest period plus a margin of 1.50%. Interest payments are due quarterly. In addition, the DDi Europe Facilities Agreement requires payments of non-utilization fees on the average unused portion of each of the facilities. The overall effective interest rate for the DDi Europe term loan facilities, after giving effect to the interest rate swap agreement (see Note 8), as of December 31, 2001, was 8.42%.

Revolving Credit Facility

The DDi Europe Facilities Agreement also contains a Revolving Credit Facility of up to an aggregate maximum principal amount of approximately $14.6 million. The revolving credit facility is available until November 2002 and bears interest at varying rates, comprising LIBOR at the dates of commencement of the relevant quarterly interest period plus a margin of 1.50%. Interest payments are due quarterly. In addition, the DDi Europe Facilities Agreement requires payments of non-utilization fees on the average unused portion of this facility. At December 31, 2001, DDi Europe had $3.0 million outstanding on the DDi Europe Revolving Credit Facility leaving $11.6 million available for borrowings.

Debt Issuance Costs

In connection with the amendments made to the Senior Credit Facility during 2000 and 2001, to allow for the use of proceeds pursuant to DDi Corp.'s public offerings (see Note 18), DDi Capital incurred approximately $1.5 million and $3.9 million, respectively, in fees which have been capitalized as debt issuance costs. Accumulated amortization as of December 31, 2000 and 2001 for DDi Capital was approximately $5.2 million and $4.8 million, respectively, and for DDi Corp. was approximately $5.2 million and $5.4 million, respectively. During 2000 and 2001, certain debt was retired and the net carrying amount of the related debt issuance costs were written off, resulting in an extraordinary loss of $2,189 and $11,949 (net of related income taxes of $1,437 and $7,640) for DDi Capital and an extraordinary loss of $6,367 and $11,949 (net of related income taxes of $4,207 and $7,640) for DDi Corp., respectively (see Note19).

Change of Control

Upon a change in control, as defined in the Capital Senior Discount Note indentures, DDi Capital may redeem the Capital Senior Discount Notes, in whole, but not in part, before November 15, 2002 at 100% of the accreted value in the case of the Capital Senior Discount Notes, plus the applicable premium, as defined in the Capital Senior Discount Note indentures, and accrued and unpaid interest as of the date of redemption. In the event the Company does not elect to redeem the notes prior to such date, each holder of the Capital Senior Discount Notes may require DDi Capital, respectively, to repurchase all or a portion of such holder's notes at a cash purchase price equal to 101% of the principal amount or the accreted value, plus accrued and unpaid interest if any, to the date of repurchase. The Senior Credit Facility provides that the occurrence of such a change in control constitutes an event of default, which could require the immediate repayment of Senior Credit Facility.

(In thousands, except share and per share amounts)

Future Payments

As of December 31, 2001, the scheduled future annual principal payments of long-term debt, excluding capital lease obligations (see Note 10), are as follows:

	DDi Capital	DDi Corp.
Year Ending December 31,		
2002	$ 15,552	$ 15,552
2003	19,338	23,706
2004	43,410	47,778
2005	57,519	61,887
2006	—	4,368
Thereafter	16,090	120,458
	$151,909	$273,749

7. ACCRUED EXPENSES

Accrued expenses consist of the following:

	DDi Capital		DDi Corp.	
	December 31, 2000	December 31, 2001	December 31, 2000	December 31, 2001
Accrued salaries and related benefits	$21,512	$ 6,667	$21,470	$ 6,893
Accrued interest payable	1,319	54	1,319	1,862
Accrued restructuring charges	475	6,092	475	6,402
Other accrued expenses	11,708	4,885	16,643	12,425
Escrow payable to redeemed stockholders	2,633	—	2,633	—
	$37,647	$17,698	$42,540	$27,582

8. DERIVATIVES

Pursuant to its interest rate risk management strategy and to certain requirements imposed by the Company's Senior Credit Facility (see Note 6), the Company entered into various interest rate exchange agreements ("Swap Agreements"), effective October 1, 1998. Such agreements represented an effective cash flow hedge of the variable rate of interest (1-month LIBOR) paid under the Senior Term Facility, mitigating exposure to increases in interest rates related to this debt. Under the Swap Agreements, the Company received a variable rate of interest (1-month LIBOR) and paid a fixed rate of interest. These rates were applied to a notional amount that resulted in the hedging of the full principal balance under the Senior Term Facility from October 1998 through September 2000. From October 2000 through June 2001, the hedge had a notional amount equal to 50% of the principal balance then outstanding. The annual fixed rate of interest paid was 5.27% for October 1998 through December 1998, 4.96% for January 1999 through May 1999, 5.65% for June 1999 through September 2000, and 6.58% from October 2000 through June 2001.

In July 2001, the Company elected to terminate and replace the Swap Agreements then in effect. From July 2001 through October 2001, the new Swap Agreements fixed the rate of interest to be paid on 100% of the principal balance of the Senior Term Facility through its scheduled maturity in 2005. One of these agreements

(In thousands, except share and per share amounts)

contained a feature that precluded the agreement from being treated as an effective cash flow hedge pursuant to SFAS No. 133. Accordingly, the change in the fair value of such agreement of $10 million was included in the consolidated statement of operations ("Interest rate swap valuation"). In November 2001, the Company elected to modify its new Swap Agreements. The agreements, as amended, qualify as effective hedges under SFAS No. 133. The initial fair value of the amended swaps will be recognized as reductions to periodic interest expense over their remaining term, in accordance with SFAS No. 133. The annual fixed rate of interest paid under the Swap Agreements in effect from July 2001 through December 2001 ranged from 3.80% to 4.40%. The annual fixed rate of interest to be paid under the amended Swap Agreements is 5.99% for 2002, is 6.49% for 2003, and is 6.99% from January 2004 through the scheduled maturity of the Senior Term Facility in 2005. The overall effective interest rate for the Senior Term Facility, after giving effect to the interest rate swap agreement, as of December 31, 2001, was 8.05%.

Counterparty risk is limited to amounts to be reflected in the Company's consolidated balance sheet. This risk is minimized and is expected to be immaterial to the Company's consolidated results of operations as the amended Swap Agreements provide for monthly settlement of the net interest owing. Further, each counterparty to the Swap Agreements carries at least a "single-A" credit rating. The impact of the interest rate exchange agreements on the Company's interest expense was not material.

MCM entered into an interest rate swap agreement ("DDi Europe Swap Agreement") effective January 12, 2000 which represents an effective cash flow hedge of the variable rate of interest (3-month LIBOR) paid under the DDi Europe Facilities Agreement, minimizing exposure to increases in interest rates related to this debt over the scheduled term of the DDi Europe Swap Agreement through September 2002. Under the DDi Europe Swap Agreement, DDi Europe pays a fixed rate of interest at an annual rate of 6.92%. This rate is applied to fixed amounts of debt per the agreement, which is 100% of the outstanding balance at December 31, 2001. The overall effective interest rate for the DDi Europe term loan facilities, after giving effect to the interest rate swap agreement, as of December 31, 2001 was 8.42%.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments including cash, accounts receivable, accounts payable, accrued liabilities and variable rate debt approximate book value as of December 31, 2000 and 2001. As of December 31, 2000 and 2001, the fair value of the Company's Senior Subordinated Notes, Convertible Subordinated Notes and Capital Senior Discount Notes were different from their carrying values. The fair values of the Company's Senior Subordinated Notes, Convertible Subordinated Notes and Capital Senior Discount Notes are estimated based on their quoted market prices.

The estimated fair values of the Company's financial instruments are as follows:

	DDi Capital December 31, 2000		DDi Corp. December 31, 2000		DDi Capital December 31, 2001		DDi Corp. December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Fixed rate debt:								
10% Senior Subordinated Notes	$100,000	$92,000	$100,000	$92,000	$ —	$ —	$ —	$ —
5.25% Convertible Subordinated Notes	$ —	$ —	$ —	$ —	$ —	$ —	$100,000	$68,875
12.5% Capital Senior Discount Notes	$ 50,311	$49,140	$ 50,311	$49,140	$14,478	$14,803	$ 14,478	$14,803

10. CAPITAL LEASE OBLIGATIONS

DDi Capital leases certain facilities and equipment under capital lease obligations bearing implicit interest rates ranging from 7% to 12%. The terms of the leases require monthly payments of approximately $195 including interest at December 31, 2001. Certain leases contain an option for an additional term at the end of the

(In thousands, except share and per share amounts)

initial term and an option to purchase the facilities and equipment at their fair values at the end of the initial term and at the end of the second term. DDi Corp. leases certain facilities and equipment under capital lease obligations bearing implicit interest rates ranging from 7% to 13%. The terms of the leases require monthly payments of approximately $250 including interest at December 31, 2001. Certain leases contain an option for an additional term at the end of the initial term and an option to purchase the facilities and equipment at their fair values at the end of the initial term and at the end of the second term.

Future Payments

Aggregate annual maturities of capital lease obligations (for periods subsequent to December 31, 2001) are as follows:

	DDi Capital			DDi Corp.		
	Total Minimum Lease Payments	Less Amounts Representing Interest	Present Value of Net Minimum Lease Payments	Total Minimum Lease Payments	Less Amounts Representing Interest	Present Value of Net Minimum Lease Payments
Year ending December 31,						
2002	$2,319	$ 694	$1,625	$3,022	$ 717	$2,305
2003	2,022	524	1,498	2,168	533	1,635
2004	1,796	363	1,433	1,796	363	1,433
2005	1,515	203	1,312	1,515	203	1,312
	$7,652	$1,784	$5,868	$8,501	$1,816	$6,685

11. STOCKHOLDERS' EQUITY

Common Stock

At December 31, 2000 and 2001, DDi Capital had 1,000 shares of $0.01 par value common stock, authorized, issued and outstanding. DDi Corp. had 75,000,000 shares authorized, 44,328,371 and 47,950,886 shares of $0.01 par value common stock issued and outstanding at December 31, 2000 and 2001, respectively.

Stockholder Receivables

DDi. Corp. has notes receivable from certain executive officers which are collateralized by the Company's common stock (see Note 17).

Additional Paid-In Capital

In connection with the changes in senior management undertaken in the fourth quarter of 2001 (see Note 15), the Company modified stock option agreements which resulted in a compensation charge of $0.2 million.

Common Stock Warrants

As part of the financing associated with the recapitalization of the Company in November 1997, warrants were granted to affiliates of JPMorgan Chase Bank (formerly The Chase Manhattan Bank) to purchase 447,174 shares of DDi Corp. common stock. In connection with the initial public offering (see Note 18), these affiliates of JPMorgan Chase Bank received 447,123 shares of common stock through a cashless exercise of their outstanding warrants. A fair value of $3,420 was ascribed to the warrants and recorded as a debt discount.

(In thousands, except share and per share amounts)

In connection with the DCI Merger (see Note 14), warrants were granted to purchase 195,406 shares of DDi Corp. common stock at $21.79 per share. As of December 31, 2001, 4,659 shares were exercised, leaving 190,747 outstanding. Such warrants are exercisable through July 22, 2008.

Stock Options

Prior to 1997, the Company had two stock option plans, the 1996 Performance Stock Option Plan and the 1996 Employee Stock Option Plan. The term of the options under these plans is ten years from the date of grant. The options under these plans were fully vested as of December 31, 2001. During 1999 there were no grants, exercises, forfeitures, or expirations of options under either of these plans. During 2000, there were no grants or forfeitures under either of these plans and 256,273 options were exercised, leaving 274,566 vested options outstanding at December 31, 2000. During 2001, there were no grants or forfeitures under either of these plans and 101,720 options were exercised, leaving 172,846 vested options outstanding at December 31, 2001 at exercise prices ranging from $0.34 to $2.44 per share. As of December 31, 2001, the options outstanding under these plans had remaining weighted-average contractual terms of approximately five years.

In 1997, DDi Corp. adopted its 1997 Details, Inc. Equity Incentive Plan (the "1997 Employee Stock Option Plan"), authorizing the grant of options to certain management of the Company to purchase 659,786 shares of common stock. The term of the options under this plan is ten years from the date of grant. Options granted under this plan vest in equal monthly amounts over four years, with immediate vesting upon a change in control or sale of all of the assets of the Company. For all options granted under this plan, the exercise prices approximated the estimated fair value at the date of grant, resulting in no compensation expense. As of December 31, 2001, the options outstanding under this plan had a remaining weighted-average contractual term of approximately eight years.

Stock option activity under the 1997 Employee Stock Option Plan is:

	$1.78 Options		$21.79 Options	
	Exercise Price	Number of Shares	Exercise Price	Number of Shares
Balance at December 31, 1998	—	—	$21.79	326,089
Granted	$1.78	27,444	$21.79	33,778
Exercised	—	—	—	—
Forfeited	—	—	$21.79	(25,333)
Balance at December 31, 1999	$1.78	27,444	$21.79	334,534
Granted	—	—	—	—
Exercised	$1.78	(2,891)	$21.79	(1,051)
Forfeited	$1.78	(6,908)	$21.79	(30,059)
Balance at December 31, 2000	$1.78	17,645	$21.79	303,424
Granted	—	—	—	—
Exercised	$1.78	(131)	$21.79	(67,157)
Forfeited	—	—	$21.79	(5,477)
Balance at December 31, 2001		17,514		230,790
Options exercisable at December 31, 2001		12,680		219,023

The weighted average fair value per option (computed using the minimum-value method as the Company was a non-public entity when the options were granted) of the stock options granted in 1999 was nil. Fair value was estimated using the minimum-value method, a risk-free interest rate of 6.0% and an expected life of 3 months for the grants in 1999. No dividends were assumed to be declared.

(In thousands, except share and per share amounts)

In connection with the DCI Merger (see Note 14), the Board of Directors adopted, and the stockholders of DDi Corp. approved, the Details Holdings Corp.-Dynamic Circuits 1996 Stock Option Plan ("DCI 1996 Plan") and the Details Holdings Corp.-Dynamic Circuits 1997 Stock Option Plan ("DCI 1997 Plan"), together the "DCI Stock Option Plans", which authorized the granting of stock options and the sale of common stock in connection with the merger with DCI. The terms applicable to options issued under the DCI Stock Option Plans are substantially similar to the terms applicable to the options to purchase shares of DCI outstanding immediately prior to the merger with DCI. These terms include vesting from the date of merger through 2002 for those options outstanding as of the date of the merger with DCI. Options granted under these plans subsequent to the merger will typically vest in equal monthly amounts over four years. An optionholder's scheduled vesting is dependent upon continued employment with the Company. Upon termination of employment, any unvested options as of the termination date are forfeited.

In connection with the DCI Merger, DDi Corp. converted each DCI stock option award into the right to receive a cash payment and an option to purchase shares of common stock. The options granted in 1998 bear exercise prices of either $0.56 ("$0.56 Options") or $21.79 ("$21.79 Options") or $12.64 ("$12.64 Options"). During 1999, options to purchase shares of common stock were also granted with an exercise price of $1.78 ("$1.78 Options").

As of December 31, 2001, there are no options available for grant under the DCI Stock Option Plans. The maximum term of the options under the DCI 1996 Plan is August 2006 and under the DCI 1997 Plan is March 2008. As of December 31, 2001, all options outstanding under the DCI Stock Option Plans had weighted average remaining contractual lives of approximately seven years.

Stock option activity under the DCI Stock Option Plans is:

	$0.56 Options		$21.79 Options		$1.78 Options		$12.64 Options	
	Exercise Price	Number of Shares	Exercise Price	Number of Shares	Exercise Price	Number of Shares	Exercise Price	Number of Shares
Balance at December 31, 1998	$0.56	380,449	$21.79	38,627	—	—	$12.64	923,119
Granted	$0.56	4,551	$21.79	247	$1.78	25,268	$12.64	5,936
Exercised	$0.56	(110,774)	—	—	—	—	—	—
Forfeited	$0.56	(31,355)	$21.79	(1,727)	—	—	$12.64	(15,700)
Balance at December 31, 1999	$0.56	242,871	$21.79	37,147	$1.78	25,268	$12.64	913,355
Granted	—	—	—	—	—	—	—	—
Exercised	$0.56	(93,394)	$21.79	(6,264)	$1.78	(2,889)	$12.64	(302,614)
Forfeited	$0.56	(1,764)	$21.79	(215)	$1.78	(3,607)	$12.64	(3,838)
Balance at December 31, 2000	$0.56	147,713	$21.79	30,668	$1.78	18,772	$12.64	606,903
Granted	—	—	—	—	—	—	—	—
Exercised	$0.56	(59,041)	$21.79	(112)	$1.78	(4,149)	$12.64	(215,407)
Forfeited	$0.56	(4,715)	$21.79	(2,338)	$1.78	(11,057)	$12.64	(6,140)
Balance at December 31, 2001		83,957		28,218		3,566		385,356
Options exercisable at December 31, 2001		78,163		27,983		1,898		379,291

(In thousands, except share and per share amounts)

For all options granted under the DCI Stock Option Plans in 1999, the exercise prices approximated the estimated fair value at the date of grant, resulting in no compensation expense. Fair value was estimated using the minimum-value method as the Company was a non-public entity when the options were granted, a risk-free interest rate of 6.0% for 1999 and an expected life of 3 months for both $0.56 Options and $1.78 Options or two years for both $21.79 Options and $12.64 Options. No dividends were assumed to be declared. The weighted-average fair value per option of the stock options granted under the DCI Stock Option Plans in 1999 was as follows:

	Fair Value per Option		
Option category	1999	2000	2001
$0.56 Options	Nil	N/A	N/A
$1.78 Options	$0.04	N/A	N/A
$21.79 Options	Nil	N/A	N/A
$12.64 Options	$1.35	N/A	N/A

During 2000, the Company adopted the 2000 Equity Incentive Plan (the "2000 Plan"). No future grants will be made under existing plans as of the effective date of the 2000 Plan. A total of (a) 4,100,000 shares of common stock, (b) any shares returned to existing plans as a result of termination of options and (c) annual increases of 1.0% of outstanding common stock to be added on the date of each annual meeting of the Company's stockholders commencing in 2001, or such lesser amounts as may be determined by the Company, will be reserved for issuance pursuant to the 2000 Plan. The 2000 Plan provides for the grant of incentive stock options to employees (including officers and employee directors) and for the grant of nonstatutory stock options to employees, directors and consultants. The 2000 Plan also provides for the grant of stock appreciation rights, restricted stock, unrestricted stock, deferred stock, and securities (other than stock options) which are convertible into or exchangeable for common stock on such terms and conditions as the Company determines. The weighted-average fair value per option of the stock options granted under the 2000 Plan was $10.40 and $8.70 for shares granted in 2000 and 2001, respectively, calculated using the Black-Scholes option pricing model, assuming that no dividends were to be declared, a volatility of 100% and a risk free interest rate of 6.22% in 2000 and 4.11% in 2001. These options have an average life of 4 years and vest in yearly installments for the first 2 years and quarterly installments thereafter.

Stock option activity under the 2000 Plan since the Company's initial public offering on April 14, 2000 is as follows:

	Exercise Price	Number of Shares
Balance at April 14, 2000		—
Granted	$12.00-$38.31	2,138,930
Exercised	—	—
Forfeited	$12.00-$14.00	(72,050)
Balance at December 31, 2000	$12.00-$38.31	2,066,880
Granted	$ 7.02-$28.81	2,692,985
Exercised	$12.00-$14.00	(84,026)
Forfeited	$ 7.02-$26.38	(502,269)
Balance at December 31, 2001	$ 7.02-$38.31	4,173,570
Options exercisable as of December 31, 2001		401,336

The following table summarizes information regarding stock options outstanding under the 2000 Plan at December 31, 2001:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 7.02 - 10.28	1,344,600	9.8	$ 7.16
$12.00 - 17.66	2,567,320	8.5	$14.91
$18.53 - 25.23	146,150	9.1	$21.03
$28.81 - 38.31	115,500	8.8	$29.38
$ 7.02 - 38.31	4,173,570	8.9	$13.03

During 2000, the Company's Board of Directors adopted the Employee Stock Purchase Plan ("ESPP") and the non-U.S. Employee Stock Purchase Plan ("non-U.S. ESPP") (collectively the "Plans"). The Plans allow eligible employees to purchase shares of common stock through payroll deductions at a discounted price. A total of 1,450,000 shares of common stock are reserved for issuance under the Plans, 1,250,000 shares under the ESPP, which are intended to qualify under Section 423 of the Internal Revenue Code and 200,000 shares under the non-U.S. ESPP. The Plans allow for purchases in a series of offering periods, each six months in duration, with new offering periods (other than the initial offering period) commencing on January 1 and July 1 of each year. The initial offering period commenced on April 14, 2000, the date of the initial public offering. Unless terminated earlier by the Company's Board of Directors, the plans have a term of ten years. The net weighted-average fair value per share granted under the Plans was $8.42 and $8.69 for shares granted in 2000 and 2001, respectively, calculated using the Black-Scholes option pricing model, assuming that no dividends were to be declared, a volatility of 100% and a risk free interest rate of 6.10% in 2000 and 4.73% in 2001. As of the years ended December 31, 2000 and 2001, 69,642 shares and 160,414 shares, respectively, of common stock were purchased through the ESPP.

Had compensation cost for all stock-based compensation plans been determined consistent with SFAS No. 123, DDi Corp.'s net income (loss) allocable to common stock and net income (loss) per share allocable to common stock would have been the following (amounts in millions, except per share data):

	Year Ended December 31,		
	1999	2000	2001
Net income (loss) allocable to common stock:			
As reported	$(31.5)	$15.8	$(85.1)
Pro forma	$(31.6)	$11.5	$(92.8)
Income (loss) per share allocable to common stock—basic:			
As reported	$(3.21)	$0.50	$(1.79)
Pro forma	$(3.22)	$0.36	$(1.96)
Income (loss) per share allocable to common stock—diluted:			
As reported	$(3.21)	$0.47	$(1.79)
Pro forma	$(3.22)	$0.34	$(1.96)

(In thousands, except share and per share amounts)

12. INCOME TAX MATTERS

The provision (benefit) for income taxes before extraordinary items in 1999, 2000 and 2001 consists of the following:

	Year Ended					
	December 31, 1999		December 31, 2000		December 31, 2001	
	DDi Capital	DDi Corp.	DDi Capital	DDi Corp.	DDi Capital	DDi Corp.
Current:						
Federal	$ 4,210	$ 1,302	$25,159	$24,147	$ (3,570)	$ (5,178)
State	358	158	3,092	2,896	—	—
Foreign	—	17	—	2,118	345	3,694
	4,568	1,477	28,251	29,161	(3,225)	(1,484)
Deferred:						
Federal	(8,355)	(7,391)	(4,513)	(4,540)	(8,201)	(8,112)
State	(1,428)	(1,501)	(305)	(301)	(1,750)	(1,730)
Foreign	—	—	—	680	(50)	(655)
	(9,783)	(8,892)	(4,818)	(4,161)	(10,001)	(10,497)
	$(5,215)	$(7,415)	$23,433	$25,000	$(13,226)	$(11,981)

Deferred income tax assets and liabilities consist of the following:

	December 31, 2000		December 31, 2001	
	DDi Capital	DDi Corp.	DDi Capital	DDi Corp.
Deferred tax assets:				
Net operating loss carryforwards	$ 774	$ 774	$ 7,016	$ 8,640
Trade receivables	4,996	4,996	1,310	1,310
Deferred compensation	2,275	2,275	557	557
Tax credits	1,100	1,100	6,265	6,265
Accrued liabilities	11,566	11,566	10,527	10,527
Amortization	411	411	—	—
Asset impairment	—	—	7,125	7,125
Other	177	177	384	384
	21,299	21,299	33,184	34,808
Deferred tax liabilities:				
Property, plant and equipment	(1,726)	(1,786)	(4,928)	(7,396)
Intangible assets	(22,186)	(24,648)	(16,025)	(16,025)
	(23,912)	(26,434)	(20,953)	(23,421)
Valuation allowance	(774)	(774)	(774)	(774)
Net deferred tax assets (liabilities)	$ (3,387)	$ (5,909)	$ 11,457	$ 10,613

In connection with the acquisitions of MCM, Thomas Walter and Olympic Circuits, the Company acquired certain net deferred tax liabilities of approximately $1.9 million, approximately $0.6 million and approximately $0.2 million, respectively.

The tax effect related to the extraordinary items (see Notes 6 and 19) is current U.S. federal and state taxes for 2000 and deferred U.S. federal and state taxes for 2001.

(In thousands, except share and per share amounts)

The income tax provision (benefit) before the extraordinary items differs from the amount of income tax determined by applying the U.S. federal statutory income tax rate to the income (loss) before income taxes and the extraordinary items due to the following:

	Year Ended					
	December 31, 1999		December 31, 2000		December 31, 2001	
	DDi Capital	DDi Corp.	DDi Capital	DDi Corp.	DDi Capital	DDi Corp.
Computed "expected" tax expense (benefit)	$(6,766)	$(8,697)	$17,085	$18,050	$(30,194)	$(29,774)
Increase (decrease) in income taxes resulting from:						
State taxes, net of credits and federal tax benefit	(1,070)	(1,343)	2,787	2,595	(1,424)	(1,404)
Goodwill amortization	2,456	2,456	2,515	3,289	19,884	21,168
Foreign tax differential	—	—	—	(418)	—	(506)
Research tax credits	—	—	—	—	(1,513)	(1,513)
Other	165	169	1,046	1,484	21	48
	$(5,215)	$(7,415)	$23,433	$25,000	$(13,226)	$(11,981)

At December 31, 2001, the Company has federal and various state net operating loss ("NOL") carryforwards, exclusive of Colorado, of approximately $18.0 million and $18.0 million, respectively. The federal and state NOLs begin expiring in 2021 and 2002, respectively. In addition, the Company has Colorado NOL carryforwards of approximately $12.0 million at December 31, 2001. The Colorado NOL carryforwards begin to expire in 2012. A valuation allowance has been established for deferred income tax benefits related to the Colorado NOL carryforwards. Management believes it is more likely than not that these NOL carryforwards may not be realized as a result of the closure of the Colorado facility in December 1999 (see Note 15). The Company also has tax research credit carryforwards of $3.0 million which begin expiring in 2018, alternative minimum tax (AMT) credit carryforwards of $1.3 million, which do not expire and state investment tax credits of $1.9 million which begin expiring in 2005. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of the NOL and other tax attribute carryforwards which can be utilized.

U.S. income taxes have not been provided on approximately $3.0 million of undistributed earnings of foreign subsidiaries since management considers these earnings to be invested indefinitely or substantially offset by foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

13. COMMITMENTS AND CONTINGENCIES

Environmental matters—The Company's operations are regulated under a number of federal, state, and local environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws are major considerations for all printed circuit board manufacturers because metals and other hazardous materials are used in the manufacturing process. In addition, because the Company is a generator of hazardous wastes, the Company, along with any other person who arranges for the disposal of such wastes, may be subject to potential financial exposure for costs associated with an investigation and remediation of sites at which it has arranged for the disposal of hazardous wastes, if such sites become contaminated. This is true even if the Company fully complies with applicable environmental laws. In addition, it is possible that in the future new or more stringent requirements could be imposed. Management believes it has complied with all applicable environmental laws and regulations. There have been no claims asserted nor is management aware of any unasserted claims for environmental matters.

(In thousands, except share and per share amounts)

Employment agreements—Pursuant to certain employment agreements dated September 1, 1995, as amended, effective until October 28, 2000, certain members of senior management received base salaries in the aggregate amount of $1.3 million in both 1999 and 2000, respectively. The base salaries on or after January 1, 2001 have been established by the Compensation Committee of the Company's Board of Directors at a level that equals or exceeds base salaries for 2000. These employees are eligible for annual bonuses based upon the achievement of EBITDA targets. These employees received a bonus in the aggregate amounts of $2.4 million in consideration of prior services which were paid in October 2000.

In addition, pursuant to an employment agreement dated July 23, 1998, and effective until July 23, 2001 a certain key employee received a base salary of approximately $445, $474 and $290 in 1999, 2000 and 2001, respectively. In addition, this key employee is eligible to receive an annual bonus based upon achievement of EBITDA targets. Post-merger salary and other compensation were recorded as period costs.

Operating leases—The Company has entered into various operating leases principally for office space and equipment that expire at various dates through 2022. Future annual minimum lease payments under all non-cancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 2001:

	DDi Capital	DDi Corp.
Year Ending December 31,		
2002	$ 6,738	$ 8,985
2003	5,814	7,779
2004	5,055	6,832
2005	4,987	6,720
2006	3,740	5,473
Thereafter	12,274	29,601
Future minimum lease payments	$38,608	$65,390

The above future minimum lease payments include $2.1 million of accrued restructuring expenses for minimum lease payments of non-cancelable leases (see Note 15).

Rent expense for 1999 was approximately $3.0 million. Rent expense for 2000 and 2001 was approximately $3.7 million and $6.2 million, respectively, for DDi Capital. Rent expense for 2000 and 2001 was approximately $5.8 million and $7.5 million, respectively, for DDi Corp.

Litigation—The Company is a party to various legal actions arising in the ordinary course of its business. The Company believes that the resolution of these legal actions will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Retirement plans—The Company has various retirement plans available to eligible employees. Participants can elect to contribute 1% to 15% of their annual compensation to the retirement plans. For domestic employees, these contributions are made under Section 401(k) of the Internal Revenue Code. Depending on the plan, the Company matches employee contributions at $0.25 per $1.00 contributed, subject to a maximum per employee participant, or the Company contributes from 3% to 10% of the eligible employee's annual compensation. For the plan years ended December 31, 1999, 2000 and 2001, employer contributions totaled $394, $683 and $501, respectively.

(In thousands, except share and per share amounts)

14. BUSINESS COMBINATIONS

DCI

In July 1998, Dynamic Details consummated the merger with DCI. DCI provided design and manufacturing services relating to complex printed circuit boards, backpanel assemblies and electromechanical interconnect devices with operations in California, Texas, Georgia and Massachusetts.

The DCI merger consideration, aggregating approximately $250 million, was allocated to tangible assets (aggregating approximately $65 million) acquired and liabilities assumed (aggregating approximately $30 million), with the remaining merger consideration consisting primarily of identifiable intangible assets, goodwill, and acquired in-process research and development ("in-process R&D"). The identifiable intangibles consist primarily of developed technologies, customer relationships/tradenames, and assembled workforce. The fair value of the developed technology assets at the date of merger was $60 million and represents the aggregate fair value of individually identified technologies that were fully developed at the time of merger. The customer relationships/tradenames and assembled workforce assets were assigned values as of the merger date of approximately $21 million and $4 million, respectively. Goodwill generated in the merger with DCI has an assigned value of approximately $120 million. The Company expensed the portion of merger consideration allocated to in-process R&D of $39 million in the year ended December 31, 1998. As of December 31, 2000 and 2001, the accumulated amortization related to this goodwill and identifiable intangibles acquired in the merger with DCI was approximately $48.9 million and $57.7 million, respectively.

Due to the closure of two facilities in connection with Company's 2001 restructuring plan (see Note 15), the Company determined that a portion of the DCI goodwill and identifiable intangibles which related to these facilities have a fair value of zero. As a result, the Company recorded an adjustment of $25.8 million and $2.6 million to the carrying value of goodwill and identifiable intangibles, respectively.

MCM

On April 14, 2000, DDi Corp. completed the acquisition of MCM, a time-critical electronics manufacturing service provider based in the United Kingdom, for a total purchase price of approximately $82 million, excluding acquisition expenses of approximately $4 million, paid in a combination of cash of approximately $10 million, the issuance of 2,230,619 shares of common stock valued at approximately $29 million, the repayment of outstanding indebtedness of MCM of approximately $24 million, and the assumption of approximately $23 million of MCM's remaining outstanding indebtedness (net of cash acquired of approximately $8 million).

The total purchase price has been allocated to the underlying assets and liabilities based upon their estimated respective fair values at the date of acquisition. The Company has allocated the total purchase price to tangible assets acquired (aggregating approximately $30 million), and liabilities assumed (aggregating approximately $46 million), with the remaining consideration consisting of goodwill and identifiable intangible assets.

The identifiable intangibles consist of developed technologies, non-compete agreements, and assembled workforce. The fair value of the developed technology assets at the date of acquisition was $1 million and represents the aggregate fair value of individually identified technologies that were fully developed at the time of acquisition. The non-compete agreements and assembled workforce assets were assigned values as of the acquisition date of approximately $1 million and $2 million, respectively.

Goodwill generated in the acquisition of MCM has an assigned value of approximately $65 million. As of December 31, 2000 and 2001, the accumulated amortization related to this goodwill and identifiable intangibles acquired in the acquisition of MCM was approximately $3.3 million and $7.2 million, respectively.

(In thousands, except share and per share amounts)

Automata

On August 4, 2000, Dynamic Details completed the acquisition of substantially all the U.S. assets of Automata, a Virginia-based manufacturer of technologically advanced printed circuit boards for total cash consideration of approximately $19.5 million, plus fees and expenses of $0.5 million.

The total purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their respective fair market values at the date of acquisition. The excess of the purchase price was allocated to goodwill and is being amortized over its estimated useful life of 20 years.

Golden

On September 15, 2000, Dynamic Details completed the acquisition of the assets of Golden, a Texas-based manufacturer of engineered metal enclosures and provider of value-added assembly services to communications and electronics original equipment manufacturers, for approximately $14.4 million paid in combination of cash of approximately $12.6 million and the assumption of approximately $1.8 million of Golden's outstanding capital lease liabilities (net of cash acquired of approximately $0.7 million), plus expenses of $0.5 million.

The total purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their respective fair market values at the date of acquisition. The excess of the purchase price was allocated to goodwill and is being amortized over its estimated useful life of 20 years.

Thomas Walter

On March 5, 2001, DDi Europe completed the acquisition of Thomas Walter, a leading circuit board manufacturer based in Marlow, England for approximately $24.5 million, plus expenses of $0.3 million. Thomas Walter is a well-established provider of complex, quick-turn rigid and rigid-flex printed circuit boards for the European electronics industry.

The total purchase price has been allocated to the underlying assets and liabilities based upon their estimated respective fair values at the date of acquisition. The excess of the purchase price was allocated to goodwill and identifiable intangible assets.

Goodwill generated in the acquisition of Thomas Walter has an assigned value of approximately $17.0 million and is being amortized over its estimated useful life of 20 years. The identifiable intangibles consist of developed technologies and assembled workforce. The fair value of the developed technology assets at the date of acquisition was approximately $0.5 million and represents the aggregate fair value of individually identified technologies that were fully developed at the time of acquisition. The assembled workforce asset was assigned a fair value of approximately $0.8 million at the date of acquisition.

As of December 31, 2001, the accumulated amortization related to the goodwill and identifiable intangibles acquired in the acquisition of Thomas Walter was approximately $0.9 million.

Nelco Technology

On April 27, 2001, Dynamic Details completed the acquisition of the assets of Nelco, a wholly owned subsidiary of Park Electrochemical Corp., for total cash consideration of approximately $3.0 million. Nelco is an Arizona-based manufacturer of semi-finished printed wiring boards, commonly known as mass lamination.

(In thousands, except share and per share amounts)

The total purchase price has been allocated to the underlying assets and liabilities based upon their estimated respective fair values at the date of the transaction.

Olympic Circuits Canada

On May 9, 2001, Dynamic Details completed the acquisition of Olympic, a Canada-based, time-critical electronics manufacturing service provider specializing in quick-turn prototype printed circuit boards for a total cash consideration of approximately $12.8 million plus contingent consideration, of up to $4.5 million based on earnings in each of the three years following the date of acquisition, plus expenses of $0.1 million. No contingent consideration has been earned or recorded as of December 31, 2001. If contingent consideration is earned and paid, it will be capitalized as additional purchase price.

The total purchase price has been allocated to the underlying assets and liabilities based upon their estimated respective fair values at the date of acquisition. The excess of the purchase price was allocated to goodwill and is being amortized over its estimated useful life of 20 years.

Altatron Technology

On June 4, 2001, Dynamic Details completed the acquisition of the assets of Altatron, a Southern California-based provider of value-add assembly services to electronics original equipment manufacturers for a total cash consideration of approximately $4.8 million, plus contingent consideration based on earnings in each of the two years following the date of acquisition. No contingent consideration has been earned or recorded as of December 31, 2001. If contingent consideration is earned and paid, it will be capitalized as additional purchase price.

The total purchase price has been allocated to the underlying assets and liabilities based upon their estimated respective fair values at the date of the transaction. The excess of the purchase price was allocated to goodwill and is being amortized over its estimated useful life of 20 years.

Pro Forma Financial Information

The accompanying consolidated statements of operations include the accounts of MCM for the period April 15, 2000 through December 31, 2001, Automata for the period August 5, 2000 through December 31, 2001, and Golden for the period September 16, 2000 through December 31, 2001. Also included are the accounts of Thomas Walter for the period March 6, 2001 through December 31, 2001, Nelco Technology for the period April 28, 2001 through December 31, 2001, Olympic Circuits Canada for the period May 10, 2001 through December 31, 2001 and Altatron Technology for the period June 5, 2001 through December 31, 2001. The following pro forma information for the years ended December 31, 2000 and 2001 presents net sales, income (loss) before extraordinary loss, and net income (loss) for each of these periods as if the MCM, Automata Thomas Walter, Nelco Technology, Olympic Circuits Canada, and Altatron Technology transactions were consummated at the beginning of each respective period. The unaudited pro forma financial information does not reflect Golden's pre-acquisition results.

	Pro Forma Year Ended December 31, 2000	Pro Forma Year Ended December 31, 2001
	(in millions, except per share data)	
Net sales:		
—DDi Capital	$537.3	$296.5
—DDi Corp.	$623.7	$376.9
Income (loss) before extraordinary loss:		
—DDi Capital	$ 25.2	$ (74.1)
—DDi Corp.	$ 26.6	$ (74.1)
Net income (loss):		
—DDi Capital	$ 23.0	$ (86.1)
—DDi Corp.	$ 20.2	$ (86.0)
Net income (loss) per share of common stock—basic	$ 0.64	$ (1.81)
Net income (loss) per share of common stock—diluted	$ 0.60	$ (1.81)

15. RESTRUCTURING AND OTHER RELATED CHARGES

1999 Charges

In December 1999, management and the Company's Board of Directors approved a plan to consolidate its Colorado operations into its Garland, Texas facility, resulting in the closure of the Colorado facility. By combining its Colorado and Texas operations, the Company has eliminated its lowest-margin product lines and decreased its overhead costs, gaining efficiency through better capital utilization and streamlined management. Revenues and EBITDA (earnings before income taxes, depreciation, amortization and net interest expense) for the Colorado facility were approximately $30 million and $(1.7) million, respectively, for the year ended December 31, 1999. Net income/(loss) for this facility is not readily determinable. The closure of this facility was effectively complete as of March 31, 2000.

In conjunction with the closure of the Colorado facility, the Company recorded charges in the fourth quarter of 1999 totaling $7.0 million. Of this amount, $1.9 million represents restructuring-related inventory impairments and is therefore reflected as a component of gross profit. The remaining $5.1 million of charges are classified as

(In thousands, except share and per share amounts)

"Restructuring and other related charges" and consists of $2.6 million for accrued restructuring expenses and $2.5 million related to the impairment of net property, plant and equipment.

Of the $2.6 million recorded as accrued restructuring expenses, approximately $2.0 million relates to severance and related expenses associated with the involuntary termination of the 275 staff and management employees of this plant. The remainder represents expenses principally related to minimum lease payments through the scheduled maturities of the non-cancelable real property operating leases. No amounts related to the accrual for either the $2.0 million in severance and related expenses or the $0.6 million related to the operating leases were expended as of December 31, 1999. As of December 31, 2000, the accrued exit cost remaining was $0.5 million, representing expenses principally related to net rental payments through scheduled maturities of real property operating leases.

The calculated impairment of net property, plant and equipment was determined in accordance with SFAS No. 121, based upon a detailed review of the individual long-lived assets in the Colorado facility. Management determined that most of these assets would be utilized by the Company's other operations and are not impaired. Other assets, however, were transferred to the Company's other operations, from where they were sold or otherwise disposed, as in the case of obsolete or redundant equipment. The carrying amount of such assets was reduced to estimated fair value, less estimated selling costs. Some assets were neither utilized in the Company's other operations, nor were they saleable. Accordingly, these assets were written-down to zero value. The impairment to assets to be sold or otherwise disposed comprises approximately $1.7 million of the total write-down of net property, plant and equipment. The remaining $0.8 million charge represents the loss on assets possessing no remaining value. The impact of the disposition of these assets was not significant to the Company's results of operations.

2001 Charges

In October 2001, management and the Company's Board of Directors approved a plan to close its Garland, Texas and Marlborough, Massachusetts facilities. Prior to its closure, the Garland plant had manufactured the Company's lowest technology pre-production volume printed circuit boards. The Marlborough plant provided electronic interconnect products to selected customers in the New England area. The decision to close these facilities was based upon their contribution to the Company's financial objectives in 2001 as well as their expected contribution going forward. Combined revenues for the two facilities were approximately $28 million for the year ended December 31, 2001 and EBITDA (earnings before income taxes, depreciation, amortization and net interest expense) for these entities was approximately zero during the same period. Net income/(loss) for these facilities is not readily determinable. The closure of the facilities is estimated to be effectively complete by June 30, 2002.

In conjunction with the closure of the Garland and Marlborough facilities, DDi Corp. and DDi Capital recorded charges in the fourth quarter of 2001 totaling $79.8 million and $79.4 million, respectively. Of these amounts, $3.7 million represents restructuring related inventory impairments and are therefore reflected as a component of gross profit. The remaining $76.1 million of charges are classified as "Restructuring and other related charges" and consists of $51.4 million relating to impairments of intangible assets, $15.5 million relating to impairments of net property, plant and equipment, and $9.2 million for DDi Corp. and $8.8 million for DDi Capital in accrued restructuring expenses. Such accrued restructuring expenses represent $4.4 million in estimated facilities closure costs such as minimum lease payments through the scheduled maturities of the non-cancelable real property operating leases and the estimated costs of readying facilities for lease or sale, $3.5 million for DDi Corp. and $3.1 million for DDi Capital in severance and related expenses associated with the

(In thousands, except share and per share amounts)

involuntary termination of the 208 staff and management employees from the plant closures and changes in senior management undertaken in the fourth quarter of 2001, and $1.3 million in other exit costs. Of the total accrued restructuring expenses, approximately $2.6 million and $2.5 million for DDi Corp. and DDi Capital, respectively, was expended in cash, and $0.2 million was credited to additional paid-in capital (see Note 11), leaving a balance at December 31, 2001 of $6.4 million and $6.1 million for DDi Corp. and DDi Capital, respectively.

The calculated impairment of $15.5 million in net property, plant and equipment was made in accordance with SFAS No. 121, based upon a detailed review of the individual long-lived assets in the closed facilities. Management determined that certain of these assets would be utilized by the Company's other operations and are not impaired. Most of the assets, however, were determined to be either obsolete or redundant equipment with no residual value, after consideration of estimated disposal costs. Accordingly, these assets were written down to zero value. Further, the Company owns the land and building associated with the Garland facility. The Company intends to market this property for sale subsequent to the completion of the plant closure. Based upon information available at this time, the Company believes proceeds from such sale would likely exceed the net book value of the property (approximately $6.1 million), plus expected selling costs. As of December 31, 2001, the Company's Consolidated Balance Sheet reflects the historical cost of the land and building. Depreciation of the building was discontinued in October 2001.

In connection with the calculation of the impairment of tangible assets described above, the Company determined that the intangibles associated with the facilities to be closed have a fair value of zero. The Company estimated the amount of the impairment by comparing the discounted cash flows expected to be generated from the assets to their carrying value. Of the $51.4 million of restructuring charges relating to the impairment of intangible assets, $23.0 million represents goodwill relating to business transferred from the Company's former Colorado plant with the remainder representing the portion of the intangibles acquired in conjunction with the merger with DCI (see Note 14) that relate to the Garland and Marlborough facilities. The latter is comprised of $25.8 million of goodwill and $2.6 million of identifiable intangibles (customer relationships and assembled work-force).

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Year Ended December 31, 1999		Year Ended December 31, 2000		Year Ended December 31, 2001	
	DDi Capital	*DDi Corp.*	*DDi Capital*	*DDi Corp.*	*DDi Capital*	*DDi Corp.*
CASH PAYMENTS FOR:						
Income taxes	$ 1,141	$ 1,141	$17,461	$21,294	$3,965	$6,906
Interest	$30,603	$30,603	$31,583	$44,992	$ 857	$6,301
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:						
Equity issued in mergers and acquisitions (see Note 14)	$ —	$ —	$ —	$29,062	$ —	$ —

17. RELATED PARTY TRANSACTIONS

The Company leases a facility used for design and assembly from D&D Tarob Properties, LLC ("D&D"), an entity owned or controlled by the Company's former Chairman and Director. During the year ended December 31, 2001, the Company paid $0.5 million to D&D under this lease agreement.

(In thousands, except share and per share amounts)

On June 1, 2000, in connection with the exercise of certain options, the Company accepted as payment from a certain executive officer purchasing such shares, a note in the amount of $0.1 million bearing interest at a rate of 6.46% per annum, compounded quarterly. The note is collateralized by shares of the Company's common stock.

On November 30, 2001, pursuant to the terms of a Secured Promissory Note and Pledge Agreement, the Company loaned a certain executive officer a note in the amount of $0.6 million bearing interest at a rate of 2.7% per annum, compounded quarterly. The note is collateralized by shares of the Company's common stock.

18. PUBLIC OFFERINGS

On April 14, 2000, DDi Corp. completed an initial public offering of 12,000,000 shares of its common stock at $14.00 per share generating proceeds of $156.7 million, net of underwriting discounts and commissions. The net proceeds were used to repay $100 million of the Senior Term Facility, redeem $21.2 million accreted balance of the Intermediate senior discount notes, pay associated redemption premiums and accrued and unpaid interest thereon, finance a portion of the acquisition of MCM (see Note 14) and pay offering expenses.

On October 16, 2000, the Company and some of its shareholders completed a follow-on public offering of 6,000,000 shares of the Company's common stock, with 4,608,121 shares issued by the Company and the remainder sold by selling shareholders. The shares were sold at $27.875 per share, generating proceeds to the Company of $122.0 million, net of underwriting discounts and commissions. The net proceeds were used to redeem all outstanding Intermediate senior discount notes aggregating $17.5 million in principal amount, pay associated redemption premiums of $3.6 million and accrued and unpaid interest thereon of $5.2 million, repurchase a portion of the Capital Senior Discount Notes, with an accreted balance of $36.5 million, for $37.6 million and pay offering expenses. The remaining net proceeds of approximately $58.1 million are to be used for general corporate purposes, including potential future acquisitions.

On February 14, 2001, DDi Corp. and some of its shareholders completed a follow-on public offering of 6,000,000 shares of its common stock, with 3,000,000 shares issued by DDi Corp. and the remainder sold by selling shareholders. The shares were sold at $23.50 per share, generating proceeds of $67.0 million, net of underwriting discounts, commissions and expenses. Concurrently, DDi Corp. issued 5.25% Convertible Subordinated Notes due March 1, 2008 with an aggregate principal of $100.0 million. These notes are convertible at any time prior to maturity into shares of common stock at a conversion price of $30.00 per share, subject to certain adjustments. These notes generated proceeds of $97.0 million, net of underwriting discounts, commissions and expenses. The net proceeds of both transactions have been used to repurchase a portion of the Capital Senior Discount Notes and all of the Senior Subordinated Notes.

19. EXTRAORDINARY ITEMS

During the year ended December 31, 2000, Dynamic Details recorded, as extraordinary items, write-offs of debt issuance costs and deferred swap income of approximately $0.7 million, net of related taxes of $0.4 million, related to the Senior Term Facility principal repayments funded from the net proceeds of DDi Corp.'s initial public offering (see Note 18). In addition, Intermediate recorded, as extraordinary items, the redemption premium and write-off of debt issuance costs of approximately $4.2 million, net of related taxes of $2.8 million related to the Intermediate Senior Discount Notes principal repayments funded from the net proceeds of DDi Corp.'s initial public offering and secondary offering (see Note 18). DDi Capital recorded, as extraordinary items, the purchase premium and write-off of debt issuance costs of approximately $1.5 million, net of related

(In thousands, except share and per share amounts)

taxes of $1.0 million related to the Capital Senior Discount Notes repurchase funded from the net proceeds of DDi Corp.'s secondary offering.

During the year ended December 31, 2001, Dynamic Details recorded, as extraordinary items, the write-off of unamortized debt issuance costs of approximately $3.3 million, the payment of repurchase premium of approximately $7.8 million, and direct transaction costs of approximately $0.4 million, net of related income taxes of $4.5 million, related to the repurchase of the Senior Subordinated Notes funded from the net proceeds of DDi Corp.'s February 14, 2001 follow-on public offering (see Note 18). In addition, DDi Capital recorded, as extraordinary items, the write-off of unamortized debt issuance costs of approximately $1.5 million, the payment of repurchase premium of approximately $6.5 million, net of related income taxes of $3.1 million, related to the repurchase of the DDi Capital Senior Discount Notes funded from the net proceeds of DDi Corp.'s February 14, 2001 follow-on public offering.

20. SUBSEQUENT EVENT

On January 3, 2002, Dynamic Details repaid $9.2 million of the Senior Term Facility.

FINANCIAL STATEMENT SCHEDULE

The financial statement Schedule II—VALUATION AND QUALIFYING ACCOUNTS is filed as part of this Form 10-K.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

DDi CORP.

	Balance at beginning of year	Charged to income	Increase attributable to acquisitions	Deductions	Balance at end of year
Allowance for Doubtful Accounts					
Year ended December 31, 1999	$ 1,428	$ 435	$ —	$ (279)	$ 1,584
Year ended December 31, 2000	$ 1,584	$12,462	$1,445	$(2,614)	$12,877
Year ended December 31, 2001	$12,877	$ 131	$ 469	$(8,476)	$ 5,001

DDi CAPITAL CORP.

	Balance at beginning of year	Charged to income	Increase attributable to acquisitions	Deductions	Balance at end of year
Allowance for Doubtful Accounts					
Year ended December 31, 1999	$ 1,428	$ 435	$ —	$ (279)	$ 1,584
Year ended December 31, 2000	$ 1,584	$12,122	$ 621	$(2,453)	$11,874
Year ended December 31, 2001	$11,874	$ 79	$ 371	$(8,047)	$ 4,277

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10K : 2001

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LOCATIONS

Corporate Headquarters

1220 Simon Circle
Anaheim, CA 92806
1(800) 491-9766
www.ddiglobal.com
Email: info@ddiglobal.com

Time-Critical Printed Circuit Boards

Southern California
1220 Simon Circle
Anaheim, CA 92806
Tele: (714) 688-7200
Fax: (714) 688-7400

Silicon Valley
1831 Tarob Court
Milpitas, CA 95035
Tele: (408) 263-0940
Fax: (408) 263-9115

Tewkesbury, United Kingdom
Alexandra Way, Ashchurch Business Centre
Tewkesbury, Gloucestershire, GL20 8NB
Tele: 44 1684 292448
Fax: 44 1684 299309

Marlow, United Kingdom
First Avenue, Globe Business Park
Marlow, Buckinghamshire SL7 1YA
Tele: 44 1628 480700
Fax: 44 1628 890104

Toronto, Canada
3471B McNicol Avenue
Toronto, Ontario M1V 4B8
Tele: (416) 283-4888
Fax: (416) 283-4439

Time to Volume Printed Circuit Boards

Virginia
1200 Severn Way
Sterling, VA 20166
Tele: (703) 652-2202
Fax: (703) 652-2295

Tolworth, United Kingdom
214 Red Lion Road, Tolworth,
Surrey, KT6 7RP
Tele: 44 2082 961234
Fax: 44 2082 961200

Moorpark
5155 Goldman Avenue
Moorpark, CA 93021
Tele: (805) 529-3700
Fax: (805) 529-0760

Calne, United Kingdom
32 Harris Road, Porte Marsh
Industrial Estate,
Calne, Wiltshire, SN11 9PT
Tele: 44 1249 814081
Fax: 44 1249 821035

Printed Circuit Board Design Services

Design Headquarters
410 Forest Street
Marlborough, MA 01752
Tele: (508) 624-4615
Fax: (508) 624-4524
www.design.ddiglobal.com

Design Center Locations

Anaheim, CA
Huntsville, AL
Boulder, CO
Austin, TX
Milpitas, CA
Rolling Meadows, IL
Orlando, FL

Backplane and Systems Integration

Texas
11410 Pagemill Road
Dallas, TX 75243
Tele: (214) 503-9988
Fax: (214) 503-6809

Silicon Valley
2150 Commerce Drive
San Jose, CA 95131
Tele: (408) 228-5462
Fax: (408) 943-1715

Electronic Enclosure

Texas
11477 Pagemill Road
Dallas, TX 75243
Tele: (214) 779-0100
Fax: (214) 779-0153

Hertford, United Kingdom
John Tate Road,
Foxholes Business Park,
Hertford, Hertfordshire,
SG13 7GB
Tele: 44 1992 414333
Fax: 44 1992 414344

Asian Operations

Tokyo Sales Office
DDJ
Kishimoto Bldg. 3F
1-2-1 Shiba-Daimon
Minato-Ku, Tokyo
105-0012 Japan
Tele: 81 3 5733 7567
Fax: 81 3 5733 7569

Dynamic Details Incorporated